As submitted confidentially to the Securities and Exchange Commission on July 31, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Metacrine, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	47-2297384
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3985 Sorrento Valley Blvd., Suite C

San Diego, CA 92121

(858) 369-7800

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Preston Klassen, M.D.

President and Chief Executive Officer

Metacrine, Inc.

3985 Sorrento Valley Blvd., Suite C

San Diego, CA 92121

(858) 369-7800

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Karen E. Deschaine, Esq. Carlos Ramirez, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Cheston J. Larson, Esq. Matthew T. Bush, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided in Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE (2)
Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. Includes the offering price of shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our consolidated financial statements for the three months ended March 31, 2019 and 2020 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2020

PRELIMINARY PROSPECTUS

            Shares

Common Stock

This is the initial public offering of Metacrine, Inc. We are offering                 shares of our common stock. Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price of our common stock will be between $                 and $                 per share.

We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “MTCR.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12.

	PER SHARE	TOTAL
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions (1)	$	$
Proceeds to Metacrine (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to a total of             additional shares of common stock from us at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2020 through the book-entry facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Jefferies	Evercore ISI	RBC Capital Markets

Lead Manager

Canaccord Genuity

The date of this prospectus is                 , 2020

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                 , 2020 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and our consolidated financial statements and the related notes, before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Metacrine,” “the Company,” “we,” “us” and “our” refer to Metacrine, Inc.

Overview

Company Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing best-in-class therapies for patients with liver and gastrointestinal, or GI, diseases. Our most advanced program targets the farnesoid X receptor, or FXR, which is central to modulating liver and GI diseases. FXR agonism has been investigated in large-scale clinical trials and has shown clinically relevant improvements in non-alcoholic steatohepatitis, or NASH, a liver disease characterized by excess liver fat, inflammation and fibrosis. We believe that potency, sustained exposure and continuous target engagement are key to optimizing therapeutic benefit with an FXR targeted therapy. Leveraging our extensive chemistry and biology expertise, we have built a proprietary library of over 2,500 FXR compounds, and have selected two novel, oral FXR candidates from a unique chemical scaffold, MET409 and MET642, that have the potential to deliver improved tolerability and therapeutic outcomes. MET409 and MET642 were purposefully designed to be differentiated treatments for NASH as potent, sustained FXR agonists with the ability to be dosed orally once daily. With our program, we believe we can develop best-in-class FXR agonist therapies for NASH and other GI diseases.

Numerous therapies are being explored across the industry to treat NASH; however, it has been challenging to demonstrate significant clinical benefit to date. FXR is a nuclear hormone receptor expressed selectively in various tissues, including the liver and GI tract, and implicated in multiple cellular processes that regulate bile acids, lipid metabolism and inflammation. Targeting FXR has demonstrated improvements in NASH in large-scale clinical trials, including reversal of fibrosis, which we believe makes this a scientifically validated target for the treatment of NASH patients. The FXR agonist class for the treatment of NASH has evolved over time as drug developers have sought to harness its potential, although each iteration to date has had limitations. Optimizing both the safety and efficacy of our FXR agonist product candidates has been the focus of our discovery and development efforts.

Our most advanced product candidate, MET409, has been investigated in a Phase 1b proof-of-concept clinical trial in NASH patients, in which it demonstrated notable improvements in NASH biomarkers after 12 weeks of treatment. Using magnetic resonance imaging proton density fat fraction, or MRI-PDFF, as the form of measurement, the majority of patients in this clinical trial experienced a reduction of liver fat by at least 30% from baseline which is a percentage that correlated with NASH improvement through liver biopsy in third party clinical studies. This was a double-blind, randomized, placebo-controlled, multi-center trial that enrolled 58 patients in which MET409 was dosed orally at 50 mg or 80 mg, once daily. In patients receiving MET409, liver fat reduction of 30% or greater from baseline was observed in 75% (12/16) and 93% (13/14) of patients at the 50 mg and 80 mg doses, respectively, as compared to 11% in placebo treated patients, as measured by MRI-PDFF. The mean change in liver fat reduction from baseline with MET409 was 38% and 55% for the 50 mg and 80 mg doses, respectively, as compared to 6% with placebo. This resulted in a placebo corrected liver fat improvement of approximately 32% and 49% with MET409 at 50 mg and 80 mg doses, respectively. These reductions in liver fat observed with MET409 exceed what has been demonstrated with other FXR agonists in reported clinical studies generally ranging from 15% to 21% after correcting for placebo effect. In addition, MET409 was able to normalize liver fat in approximately 31% (5/16) and 29% (4/14) of the patients at the 50 mg and 80 mg doses, respectively, while none of the patients who received placebo showed normalization. Dose-dependent improvements in liver blood tests, such as alanine aminotransferase, or ALT, and gamma-glutamyl transferase, or GGT, were also observed in patients treated with MET409. MET409 was well tolerated, with no serious adverse events reported. Cholesterol changes, as expected with FXR treatment, were observed, as was pruritus, or itching, which is commonly associated with FXR agonists.

Individual Liver Fat Response Observed in Phase 1b Clinical Trial-12 Weeks Placebo 50mg 80mg % Change from Baseline 90 60 30 0 -30 -60 -90 30% threshold (correlates with histological improvement) 11% 75% 93%** *P<0.001 vs. Placebo **P<0.0001 vs. Placebo

Non-alcoholic fatty liver disease, or NAFLD, is one of the most common liver diseases worldwide and is associated with obesity, type 2 diabetes and metabolic syndrome. NAFLD refers to conditions in which the liver accumulates excess fat in the absence of excessive alcohol use. According to the National Institutes of Health, between 30-40% of adults in the United States have NAFLD, and approximately 20% of those have NASH, which is characterized by inflammation and ballooning in the liver. Over time, people with NASH may develop scarring or fibrosis of the liver, which can progress to cirrhosis. Approximately 40% of patients diagnosed with NASH progress to more advanced fibrosis or liver cirrhosis (fibrosis stage 2 and higher), which increases risk for hepatocellular carcinoma, or liver cancer, as well as cardiovascular disease. NASH is commonly associated with obesity and type 2 diabetes and it is expected to become the leading indication for liver transplants in the United States. Currently, there are no approved therapies for NASH. Diet and lifestyle modifications for weight loss are encouraged; however, adherence by patients is low. Medications are used to address common comorbidities of NASH, such as diabetes, but the effectiveness of this approach to treat or control NASH has been inconclusive. As the prevalence is expected to increase from approximately 17 million patients in 2015 to 27 million patients in the United States by 2030, there is a significant need for effective and tolerable treatments for this chronic disease.

Given patients with NASH often present with metabolic disease and other co-morbidities, combination therapy will likely be required to treat a significant portion of these patients. We believe FXR agonists can be used as a monotherapy for treatment, as well as the backbone of combination therapy, for patients with NASH. To evaluate the potential of our FXR program as the backbone of combination therapy in NASH, we plan to evaluate MET409 initially in combination with an antidiabetic agent that has previously shown clinical benefits in NASH in a Phase 2a clinical trial, expected to start in the first half of 2021. We may also use other agents in future clinical trials. Type 2 diabetes and NASH co-exist in many patients, with abnormal liver fat content being present in up to 70%, and biopsy-proven NASH detected in 20%, of type 2 diabetic patients. We are continuing to evaluate other potential combination clinical trials with MET409 in NASH, as well as developing MET409 as a monotherapy.

In addition to MET409, we are currently evaluating our second FXR candidate, MET642, in a Phase 1 clinical trial in healthy volunteers. MET642 originates from the same base chemotype as MET409, and has shown more potent FXR target engagement, comparable pharmacology results and improved pharmaceutical properties than MET409 in preclinical studies. Following completion of the Phase 1 trial, we plan to further evaluate MET642 in a Phase 2a, 16-week, randomized, placebo-controlled trial in patients with NASH. We anticipate selecting a candidate of MET409 or MET642 for a Phase 2b monotherapy biopsy trial in NASH as early as in the second half of 2021, and beginning that trial as early as the end of 2021 if the candidate is MET409 or the first half of 2022 if the candidate is MET642.

We also plan to develop our FXR product candidates as potential treatments for GI diseases affecting large patient populations with high unmet need and to opportunistically explore other disease areas. We intend to pursue development of our FXR agonist product candidates for the treatment of Inflammatory Bowel Disease, or IBD, including Ulcerative Colitis, or UC, and Crohn’s disease, as we believe FXR plays a key role in the disease process of IBD. We believe an oral, once-daily therapy with FXR agonists could be an attractive treatment option for UC patients that may prefer oral administration instead of injectable biologics that are cumbersome to administer chronically. In preclinical studies of our FXR agonists, we have observed improvement in colon inflammation on a level similar to that of injectable biologics currently used for treatment. We intend to submit an investigational new drug application, or IND, in the first half of 2022 and initiate a Phase 2a proof-of concept clinical trial of either MET409 or MET642 for the treatment of UC in the first half 2022. We plan to use the Phase 1 clinical trial data in healthy volunteers and clinical data in NASH to help inform our IBD development program.

Our Approach

Since our founding in 2014, we have invested in building a foundation of chemistry and biology expertise to drive innovative drug discovery and development. We believe these internal capabilities allow us to gain insights into disease targets and mechanisms, and more quickly and purposefully design therapies with characteristics that we view as key to safety and efficacy. With this systematic approach, we have designed novel, proprietary FXR clinical product candidates arising from a unique chemical scaffold with the potential to be best-in-class for NASH.

We believe that potency, sustained exposure and continuous target engagement are key to optimizing therapeutic benefit with an FXR targeted therapy. In preclinical assays, MET409 and MET642 selectively bound FXR at 16 nanomolar, or nM, and 2.5 nM, respectively, which was approximately seven-fold and 39-fold more potent than obeticholic acid, or OCA, a first generation FXR agonist which bound FXR at 116 nM in the same assay, which we believe supports a wide therapeutic window. Potency is the amount of a drug that is needed to produce a given pharmacological effect and is determined by the receptor affinity of a drug. Our FXR clinical product candidates are designed to be dosed orally, once daily and have shown sustained FXR target engagement in multiple preclinical animal models and humans based on pharmacokinetics, or PK, as well as blood biomarkers. We believe FXR agonism simultaneously addresses multiple pathogenic mechanisms of NASH, including steatosis, inflammation and fibrosis and addresses both the metabolic and fibrotic elements of the disease. We believe the potential mechanism of action, combined with the potential for a wide therapeutic index and convenience of oral administration, make our FXR product candidates an ideal therapy to be used in combination with other treatments for NASH.

Below is a summary of our research and development programs, all of which are wholly-owned by us:

Pipeline Program Discovery Lead Optimization Preclinical Phase 1 Phase 2 Phase 3 FXR MET409 MET642 MET409: NASH Monotherapy MET409: NASH Combination with Anti-Diabetic Agent MET642: NASH Monotherapy Phase 1 (Ongoing) MET409 or MET642: UC Monotherapy FXR Program Anticipated Milestones MET642 Preliminary Topline Data Expected in Q32020 and Full Data in Q42020 MET409: Initiate Phase 2a Combination Trial in NASH in 1H2021 MET642: Initiate Phase 2a Monotherapy Trial in NASH in 1H2021 MET409 or MET642:Interim Data from Phase 1 Trial Expected in Q32020 and Full Data in Q42020 Initiate Phase 2a Monotherapy Trial in UC in 2022 after data from our clinical trials in NASH is available; such data will be used to help design our Phase 2a Monotherapy Trial in UC 1H2022 After Clinical Data in NASH is Available MET409 or MET642: Initiate Phase 2b Monotherapy Trial in NASH as Early as the End of 2021 if Candidate is MET409 or 1H2022 if Candidate is MET642.

Our Strategy

Our goal is to discover, develop and deliver innovative treatments that improve the health of patients with liver and GI disease. To achieve our goal, we plan to:

∎	Establish our FXR agonists as best-in-class treatments for patients with NASH.

We are developing best-in-class treatments for patients with NASH that can be used as a monotherapy treatment or as part of combination therapy, which we believe is likely to become the standard-of-care for treating NASH. We believe that potency, sustained exposure and continuous target engagement are key to optimizing therapeutic benefit with an FXR targeted therapy. We also believe that the unique chemical scaffold of MET409 and MET642, relative to other FXR agonist candidates in clinical development, has the potential to deliver improved tolerability and therapeutic outcomes. Our lead candidate, MET409, has demonstrated notable reductions in liver fat and improvements in other NASH biomarkers and was generally well tolerated in our Phase 1b clinical trial as a monotherapy. We plan to submit an IND in the fourth quarter of 2020 and initiate a Phase 2a combination trial in the first half of 2021 of MET409 initially with an antidiabetic agent in patients with type 2 diabetes and NASH, and we expect to report topline data in the first half of 2022. MET642 is being evaluated in a Phase 1 clinical trial and we expect to report additional interim data in the third quarter of 2020 and full data in the fourth quarter of 2020. We plan to submit an IND in the fourth quarter of 2020 and initiate a Phase 2a, randomized, placebo-controlled trial of MET642 in patients with NASH in the first half of 2021, with interim data expected to be reported in the second half of 2021 and topline data expected in the first half of 2022.

∎	Expand the development of our FXR program into IBD and establish clinical proof-of-concept.

Targeting FXR represents a novel approach to treating IBD. We have developed an extensive portfolio of FXR agonists that are designed to be taken orally once daily, and plan to submit an IND in the first half of 2022 and initiate a Phase 2a clinical trial in UC patients in the first half of 2022. In this trial, we plan to leverage relevant clinical endpoints to demonstrate clinical proof-of-concept in patients with UC as an indication for FXR agonists. If successful in achieving clinically meaningful activity in UC, we plan to meet with regulatory authorities to discuss expedited development strategies.

∎	Leverage our expertise in drug discovery and development to advance and expand our pipeline in liver and GI diseases.

We believe our product candidates may be used as therapies to treat diseases beyond NASH. We will continue to discover and develop novel therapies targeting FXR as well as other drug targets, particularly those involved in inflammation and/or fibrosis. Based on our internal chemistry and biology expertise, we believe we can build a robust pipeline of innovative treatments for a range of liver and GI diseases.

∎	Build a highly innovative, fully integrated company to commercialize approved candidates from our FXR program.

Based on the preclinical and clinical results observed with our FXR agonists, we believe we can develop best-in-class FXR agonists for NASH. To realize the full potential of our FXR agonists, we plan to develop targeted commercial capabilities in key geographies and establish a specialty sales force to bring our products, if approved, to market.

∎	Enhance our capabilities through strategic partnership and collaboration opportunities.

We are developing a pipeline of differentiated product candidates today, all of which are wholly-owned. We plan to selectively evaluate collaboration and partnership opportunities with biopharmaceutical companies whose capabilities and resources are synergistic or additive to our own, particularly in geographies outside the United States. In addition, we may pursue in-licensing opportunities that would benefit from our chemistry and biology expertise and development capabilities.

Risks Associated with Our Business

Our business and our ability to implement our business strategy are subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

∎

We are an early stage biopharmaceutical company with a very limited operating history. We have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never be profitable.

∎

We are highly dependent on the success of our FXR program, which consists of our product candidates MET409 and MET642, each of which is in early stage clinical development, and we may not be able to successfully obtain regulatory or marketing approval for, or successfully commercialize, either or both of these product candidates in any of the indications for which we plan to develop them.

∎

MET409 and MET642 are FXR agonists, a class of drugs from which there are no approved therapies in the diseases for which we are currently pursuing clinical trials, and our initial target indication is NASH, for which there are no approved therapies. This makes it difficult to predict the timing and costs of clinical development for these product candidates.

∎	Even if this offering is successful, we will need to obtain substantial additional funding to complete the development and any commercialization of MET409 and MET642 and any future product candidates. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our research and development programs or other operations.

∎	We are very early in our development efforts and we have limited experience conducting clinical trials in humans.

∎

The development and commercialization of drug products is subject to extensive regulation, and we may not obtain regulatory approvals for MET409 or MET642 in any of the indications for which we plan to develop them, or any future product candidates.

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Any delays in the commencement or completion, or termination or suspension, of our clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

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Some of our competitors may have ongoing clinical trials for product candidates that would treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. This is acutely relevant for our development of MET409 and MET642 for the treatment of patients with NASH and IBD (including UC), diseases for which there are significant competition for clinical trial subjects.

∎

Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon product candidates, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

∎	Our business could be adversely affected by the effects of health pandemics or epidemics, including the recent COVID-19 pandemic.

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The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to the market penetration of MET409 and MET642 for the treatment of NASH, if ever commercialized.

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We face substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us. If their product candidates are shown to be safer or more effective than ours, then our commercial opportunity will be reduced or eliminated.

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If we are unable to obtain and maintain sufficient intellectual property protection for our product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

∎

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

Corporate and Other Information

We were incorporated in Delaware in September 2014. Our principal executive offices are located at 3985 Sorrento Valley Blvd., Suite C, San Diego, CA 92121, and our telephone number is (858) 369-7800. Our corporate website address is www.metacrine.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

∎

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

∎	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley;

∎	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

∎	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to a total of additional shares of common stock.

Use of proceeds	We intend to use the net proceeds from this offering to and for working capital and other general corporate purposes, including costs and expenses associated with being a public company. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed Nasdaq Global Market symbol	“MTCR”

Directed share program	At our request, the underwriters have reserved up to shares of our common stock offered by this prospectus for sale, at the initial public offering price, to our directors and officers and certain other parties associated with us. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described in the “Underwriting” section of this prospectus. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such directed shares. Any directed shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

The number of shares of our common stock to be outstanding after this offering is based on                  shares of common stock outstanding as of June 30, 2020, after giving effect to the conversion of our outstanding shares of convertible preferred stock into                  shares of common stock and including                  shares of restricted common stock which are subject to a right of repurchase by us, and excludes:

∎	shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2020, at a weighted-average exercise price of $ per share;

∎

117,924 shares of common stock issuable upon the exercise of a warrant outstanding as of June 30, 2020, with an exercise price of $2.12 per share, which warrant is exercisable to purchase shares of our Series C convertible preferred stock and will automatically convert to a warrant to purchase an equivalent number of shares of our common stock upon the completion of this offering;

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                 shares of common stock reserved for future issuance under our 2020 equity incentive plan, or the 2020 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including shares of common stock reserved for issuance under our amended and restated 2015 equity incentive plan, as amended, or the 2015 Plan, which shares will be added to the shares reserved under the 2020 Plan upon its effectiveness); and

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                 shares of common stock reserved for future issuance under our 2020 employee stock purchase plan, or the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

∎	the conversion of all our outstanding shares of convertible preferred stock as of June 30, 2020, into an aggregate of shares of common stock in connection with the completion of this offering;

∎	no exercise by the underwriters of their option to purchase up to a total of additional shares of our common stock;

∎	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering; and

∎	a one-for- reverse stock split of our common stock to be effected prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations data for the years ended December 31, 2018 and 2019 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The following summary consolidated statements of operations data for the six months ended June 30, 2019 and 2020 and the summary consolidated balance sheet data as of June 30, 2020 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In our opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. You should read these data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected for any other period in the future.

	YEARS ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Collaboration revenues	$1,450	$—
Operating expenses:
Research and development	22,937	25,973
General and administrative	5,242	4,031

Total operating expenses	28,179	30,004

Loss from operations	(26,729)	(30,004)
Other income (expense):
Interest income	934	1,418
Interest expense	—	(347)
Other income (expense)	(26)	—

Total other income (expense)	908	1,071

Net loss	$(25,821)	$(28,933)

Other comprehensive loss:
Unrealized gain (loss) on available-for-sale securities, net	(53)	94

Comprehensive loss	$(25,874)	$(28,839)

Net loss per common share, basic and diluted (1)	$(2.42)	$(2.39)

Weighted average shares of common stock outstanding, basic and diluted (1)	10,666,840	12,125,095

Pro forma net loss per common share, basic and diluted (unaudited) (2)		$(0.30)

Pro forma weighted average shares of common stock outstanding, basic and diluted (unaudited) (2)		97,218,783

(1)	See Note 1 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

(2)	The calculations for the unaudited pro forma net loss per common share, basic and diluted, and the pro forma weighted average shares of common stock outstanding, basic and diluted, assume the conversion of all our outstanding shares of convertible preferred stock into shares of our common stock, as if the conversion had occurred at the beginning of the period presented, or the issuance date, if later.

AS OF JUNE 30, 2020
	ACTUAL	PRO FORMA (1)	PRO FORMA AS ADJUSTED (2)(3)
(unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$	$	$
Working capital
Total assets
Warrant liability
Long-term debt – classified as current, net of debt discount
Convertible preferred stock
Accumulated deficit
Total stockholders’ equity (deficit)

(1)	Pro forma amounts reflect the conversion of all our outstanding shares of convertible preferred stock into an aggregate of shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock and warrant liability to permanent equity in connection with the completion of this offering.

(2)	Pro forma as adjusted amounts reflect the pro forma adjustments described in footnote (1) above, as well as the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of the prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by $ , assuming the number of shares offered by us as stated on the cover page of this prospectus remain unchanged and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by $ , assuming the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock is speculative and involves a high degree of risk. Before investing in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and to the Discovery, Development and Regulatory Approval of MET409, MET642 and Future Product Candidates

We are an early stage biopharmaceutical company with a very limited operating history. We have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never be profitable.

We are an early stage biopharmaceutical company with a very limited operating history that may make it difficult to evaluate the success of our business to date and to assess our future viability. We were incorporated in 2014 and commenced operations in 2015. To date, our operations have been limited to organizing and staffing our company, business planning, raising capital, researching, discovering and developing our pipeline in FXR and other drug targets, and general and administrative support for these operations. Our product candidates, MET409 and MET642, are in early clinical development, while our other research and development programs are in the discovery stage. We have not yet demonstrated an ability to successfully complete any late stage clinical trials and have never completed the development of any product candidate. We have never generated any revenue from product sales and have incurred net losses each year since we commenced operations. For the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020, our net losses were $25.8 million, $28.9 million, $            million and $             million, respectively. As of June 30, 2020, we had an accumulated deficit of $             million. We expect to incur increasing levels of operating losses for the foreseeable future as we execute our plan to continue our discovery, research and development activities, including the ongoing and planned clinical development of MET409 and MET642, and incur the additional costs of operating as a public company. We expect that it will be several years, if ever, before we have a product candidate ready for potential regulatory approval and commercialization. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ deficit and working capital.

To become and remain profitable, we must develop and eventually commercialize a product with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in these activities and, even if we succeed in obtaining approval for and commercializing one or more of our product candidates, we may never generate revenues that are significant enough to achieve profitability. In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. Furthermore, because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Our failure to become and remain profitable would decrease the value of the company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We are highly dependent on the success of our FXR program, which consists of our product candidates MET409 and MET642, each of which is in early stage clinical development, and we may not be able to successfully obtain regulatory or marketing approval for, or successfully commercialize, either or both of these product candidates in any of the indications for which we plan to develop them.

Our future success will depend almost entirely on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or both of MET409 and MET642, in any of the indications for which we plan to develop them, including non-alcoholic steatohepatitis, or NASH, or Inflammatory Bowel Disease, or IBD, which may never occur. We have no significant product candidates in our pipeline other than MET409 and MET642. We currently generate no revenues from sales of any drugs and we may never be able to develop or commercialize a marketable drug.

Before we can market and sell a drug in the United States or foreign jurisdictions, we will need to commence and complete additional clinical trials, manage clinical, preclinical and manufacturing activities, obtain necessary regulatory approvals from the U.S. Food and Drug Administration, or FDA, in the United States and from similar foreign regulatory agencies in other jurisdictions, obtain manufacturing supply, build a commercial organization or enter into a marketing collaboration with a third party, and in some jurisdictions, obtain reimbursement authorization, among other things. We cannot assure you that we will be able to successfully complete the necessary clinical trials and/or obtain regulatory approvals and develop sufficient commercial capabilities for MET409, MET642 or any other product candidates. We have not submitted a New Drug Application, or NDA, to the FDA, or similar drug approval filings to comparable foreign authorities, for any product candidate. Further, a product candidate may not receive regulatory approval even if it is successful in clinical trials. If we do not receive regulatory approvals, our business, prospects, financial condition and results of operations will be adversely affected. Even if we obtain regulatory approvals, we may never generate significant revenues from any commercial sales of a marketable drug. If one of our product candidates is approved and we fail to successfully commercialize it, we may be unable to generate sufficient revenues to sustain and grow our business and our business, prospects, financial condition and results of operations will be adversely affected.

MET409 and MET642 are FXR agonists, a class of drugs from which there are no approved therapies in the diseases for which we are currently pursuing clinical trials, and our initial target indication is NASH, for which there are no approved therapies. This makes it difficult to predict the timing and costs of clinical development for these product candidates.

We have concentrated our product research and development efforts on our farnesoid X receptor, or FXR, agonists, including MET409 and MET642, and our future success depends on the successful development of this therapeutic approach to disease. To date, there are no FXR agonists approved for the treatment of the diseases for which we are currently pursuing clinical trials. Additionally, the first indication for which we intend to develop MET409 and MET642 is NASH, a disease for which there are no approved therapies. The regulatory approval process for novel product candidates such as ours can be more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates. While other companies are in later stages of clinical trials for their FXR agonists than we are, there is not a tested and successful approval path for drugs in this class that we can use as an example and we expect that such a path for regulatory approval for NASH treatments may continue to evolve in the near term as these other companies refine their regulatory approval strategies and interact with regulatory authorities. As an example, the FDA recently denied accelerated approval for Intercept Pharmaceuticals, Inc.’s drug candidate, obeticholic acid, or OCA, based on the surrogate histologic endpoint of improvement of fibrosis as shown by liver biopsy with no worsening of NASH in lieu of clinical outcomes such as overall survival and time to transplant. Such evolution may impact our future clinical trial designs, including trial size and approval endpoints, in ways that we cannot predict today. As we advance our product candidates, we will be required to consult with the FDA and equivalent foreign authorities and comply with applicable guidelines. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient revenue to maintain our business.

Even if this offering is successful, we will need to obtain substantial additional funding to complete the development and any commercialization of MET409, MET642 and any future product candidates. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our research and development programs or other operations.

Since our inception, we have used substantial amounts of cash to fund our operations and expect our expenses to increase substantially during the next few years. The development of biopharmaceutical product candidates is capital intensive. As our product candidates enter and advance through preclinical studies and clinical trials, we will need substantial additional funds to expand our clinical, regulatory, quality and manufacturing capabilities. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses for marketing, sales, manufacturing and distribution. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

As of June 30, 2020, we had $         million in cash, cash equivalents and short-term investments. Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will enable us to fund our operations for at least the next             months. In particular, we expect that the net proceeds from this offering will allow us to                 . However, changing circumstances or inaccurate estimates by us may cause us to use capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. For example, our on-going and planned clinical trials for MET409 and MET642 may encounter technical, enrollment or other issues that could cause our development costs to increase more than we expect. Even with the expected net proceeds from this offering, we will not have sufficient funds to complete the clinical development of MET409, MET642 or any future product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of MET409, MET642 and any future product candidates.

Our future capital requirements will depend on many factors, including:

∎	the scope, rate of progress and costs of our drug discovery, preclinical development activities, laboratory testing and clinical trials for our product candidates;

∎	the number and scope of clinical programs we decide to pursue;

∎	the scope and costs of manufacturing development and commercial manufacturing activities;

∎	the cost, timing and outcome of regulatory review of our product candidates;

∎	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

∎	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;

∎	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our product candidates;

∎	the costs associated with being a public company;

∎	the timing of any milestone and royalty payments to current or future licensors;

∎	the extent to which we acquire or in-license other product candidates and technologies;

∎	the cost associated with commercializing our product candidates, if they receive marketing approval; and

∎	the impact of the ongoing COVID-19 pandemic, which may exacerbate the magnitude of the factors discussed above.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success.

Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for sale for many years, if at all. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations, including through a combination of equity offerings, debt financing, additional borrowings under our loan agreement, collaborations and other similar arrangements. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or other operations.

The terms of our loan agreement place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our operating and financial flexibility.

In August 2019, we entered into a loan and security agreement, or the loan agreement, with K2 HealthVentures LLC, or K2, as amended in March 2020. We borrowed $10.0 million in the first tranche under the loan agreement and may borrow up to an additional $15.0 million in an additional tranche at our option through December 31, 2020, subject to (i) our achievement of certain clinical milestones and (ii) receipt of at least $70.0 million of net proceeds from either a preferred equity financing or this offering. Our obligations under the loan agreement are secured by a security interest in substantially all of our assets, other than our intellectual property. The loan agreement includes customary affirmative and negative covenants, as well as standard events of default, including an event of default based on the occurrence of a material adverse event. The negative covenants include, among others, restrictions on us transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying cash dividends or making other distributions, making investments, creating liens, selling assets and making any payment on subordinated debt, in each case subject to certain exceptions. These restrictive covenants could limit our flexibility in operating our business and our ability to pursue business opportunities that we or our stockholders may consider beneficial. In addition, K2 could declare a default upon the occurrence of any event that it interprets could have material adverse effect, as defined in the loan agreement. Upon the occurrence and continuance of an event of default, K2 may declare all outstanding obligations immediately due and payable and take such other actions as set forth in the loan agreement. Any declaration by K2 of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. We may not have enough available cash or be able to raise additional funds through equity or debt financings to repay these outstanding obligations at the time any event of default occurs. Further, if we raise any additional capital through debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

We are very early in our development efforts and we have limited experience conducting clinical trials in humans.

We are early in our development efforts and we have limited experience conducting clinical trials in humans. Because of the early stage of our development efforts, and because the regulatory landscape in NASH is still evolving, we are still in the process of determining the clinical development path forward for MET409 and MET642 in this indication. To date, MET409 and MET642 have only been evaluated for safety and toxicology in animals for up to 13 weeks and 16 weeks, respectively, in completed preclinical studies, and MET409 has been evaluated for safety in a 14-day Phase 1 clinical trial and 12-week Phase 1b clinical trial. Their longer term toxicity is unknown. We are currently conducting six-month rat and nine-month non-human primate Good Laboratory Practice toxicology studies for MET409 to support longer-term clinical trials. Adverse safety and toxicology findings may emerge as we conduct longer studies. In addition, success in early clinical trials does not mean that later clinical trials will be successful, because later-stage clinical trials may be conducted in broader patient populations and involve different study designs. For instance, the results of our completed Phase 1b proof-of-concept clinical trial of MET409 in NASH patients may not be predictive of the results of any future clinical trial. Furthermore, our future clinical trials will need to demonstrate sufficient safety and efficacy in larger patient populations for approval by regulatory authorities. Companies frequently suffer significant setbacks in advanced clinical trials, even after earlier clinical trials have shown promising results, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. In addition, only a small percentage of drugs under development result in the submission of an NDA to the FDA and even fewer are approved for commercialization.

To date, we have had only an initial discussion with the FDA regarding our plans for future MET409 clinical trials, and we have not had discussions with the FDA regarding our plans for future MET642 clinical trials. We may not learn of certain information or the amount or type of data that the FDA may require for approval of our product candidates until after we have additional interactions with the FDA. In part because of our limited infrastructure, experience conducting clinical trials as a company and regulatory interactions, we cannot be certain that our clinical trials will be initiated on time, that our planned clinical trials will be completed on time, if at all, that our planned development programs would be acceptable to the FDA or other comparable foreign regulatory authorities, or that, if approval is obtained, such product candidates can be successfully commercialized.

Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on our ability to successfully complete the above activities and any other activities required for the successful development and eventual commercialization of one or more of our product candidates. The success of our product candidates will further depend on factors such as:

∎	completion of preclinical studies, including ongoing and future long-term toxicology studies, and our ongoing Phase 1 clinical trial of MET642 with favorable results;

∎	authorization by the FDA to proceed with clinical trials under INDs or similar regulatory authorizations by comparable foreign regulatory authorities for our future clinical trials;

∎	successful enrollment in, and completion of, clinical trials with favorable results;

∎	demonstrating safety and efficacy to the satisfaction of applicable regulatory authorities;

∎	receipt of marketing approvals from applicable regulatory authorities;

∎	establishing manufacturing capabilities or arrangements with third-party manufacturers for clinical supply and, if and when approved, for commercial supply;

∎	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in combination with others;

∎	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

∎	effectively competing with other therapies;

∎	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates;

∎	maintaining a continued acceptable safety profile of any product following approval; and

∎	disruptions or difficulties, or other restrictions, in initiating, enrolling, conducting or completing trials due to the recent COVID-19 pandemic.

If we do not achieve one or more of these factors in a timely manner, we could experience significant delays or an inability to successfully obtain marketing approval and commercialize our product candidates, which would materially harm our business.

The development and commercialization of drug products is subject to extensive regulation, and we may not obtain regulatory approvals for MET409 or MET642 in any of the indications for which we plan to develop them, or any future product candidates.

The clinical development, manufacturing, labeling, packaging, storage, recordkeeping, advertising, promotion, export, import, marketing and distribution and other possible activities relating to MET409 and MET642 as well as any other product candidate that we may develop in the future, are subject to extensive regulation in the United States and foreign jurisdictions. Marketing approval of drug candidates in the United States requires the submission of an NDA to the FDA and we are not permitted to market any product candidate in the United States until we obtain approval from the FDA of an NDA for that product. An NDA must be supported by extensive clinical and preclinical data, as well as extensive information regarding pharmacology, chemistry, manufacturing and controls.

Regulatory approval of an NDA is not guaranteed, and the approval process is an expensive and uncertain process that may take several years. The FDA and foreign regulatory entities also have substantial discretion in the approval process. The number and types of preclinical studies and clinical trials that will be required for NDA approval varies depending on the product candidate, the disease or the condition that the product candidate is designed to treat and the regulations applicable to any particular product candidate. Despite the time and expense associated with preclinical studies and clinical trials, failure can occur at any stage. The results of preclinical and early clinical trials of our product candidates and other products with the same mechanism of action may not be predictive of the results of our later-stage clinical trials. In particular, while we have conducted certain preclinical studies of MET409 and MET642 and a Phase 1b proof-of-concept clinical trial of MET409, we do not know whether these product candidates will perform in current and future clinical trials as they have performed in these prior studies.

Clinical trial failure may result from a multitude of factors including flaws in trial design, dose selection, placebo effect, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits, and failure in clinical trials can occur at any stage. Companies in the biopharmaceutical industry frequently suffer setbacks in the advancement of clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Based upon negative or inconclusive results, we may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from clinical trials are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may further delay, limit or prevent marketing approval. Furthermore, as more product candidates within a particular class of drugs proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change.

The FDA and similar foreign authorities could delay, limit or deny approval of a product candidate for many reasons, including because they:

∎

may not deem our product candidate to be adequately safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

∎

may not agree that the data collected from clinical trials of our product candidates are acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, and such authorities may impose requirements for additional preclinical studies or clinical trials;

∎	may determine that adverse events experienced by participants in our clinical trials represents an unacceptable level of risk;

∎	may determine that population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

∎	may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States;

∎	may disagree regarding the formulation, labeling and/or the specifications of our product candidates;

∎	may not approve the manufacturing processes or facilities associated with our product candidate;

∎	may change approval policies or adopt new regulations; or

∎	may not accept a submission due to, among other reasons, the content or formatting of the submission.

In addition, in order to evaluate the potential of our FXR program as the backbone of combination therapy in NASH, we plan to evaluate MET409 in combination initially with an antidiabetic agent that has previously shown clinical benefits in NASH in a Phase 2a clinical trial, expected to start in the first half of 2021. We may also use other agents in future clinical trials. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product candidate. There is also a risk that safety, efficacy, manufacturing or supply issues could arise with the antidiabetic agent that is used in the combination therapy. This could result in our own products being removed from the market or being less successful commercially.

Generally, public concern regarding the safety of drug products could delay or limit our ability to obtain regulatory approval, result in the inclusion of unfavorable information in our labeling, or require us to undertake other activities that may entail additional costs.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired which would adversely affect our business, prospects, financial condition and results of operations.

Any delays in the commencement or completion, or termination or suspension, of our clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must complete preclinical development and extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time consuming and uncertain as to outcome. In addition, we may rely in part on preclinical, clinical and quality data generated by clinical research organizations, or CROs, and other third parties for regulatory submissions for our product candidates. While we have or will have agreements governing these third parties’ services, we have limited influence over their actual performance. If these third parties do not make data available to us, or, if applicable, make regulatory submissions in a timely manner, in each case pursuant to our agreements with them, our development programs may be significantly delayed and we may need to conduct additional studies or collect additional data independently. In either case, our development costs would increase. We are conducting our Phase 1 clinical trial of MET642 in Australia and we will need to submit an investigational new drug application, or IND, for acceptance by the FDA prior to initiating any clinical trials in the United States for this product candidate.

The FDA or comparable foreign regulatory authorities may require us to conduct additional preclinical studies for any product candidate before it allows us to initiate clinical trials under any IND or similar regulatory filing, which may lead to additional delays and increase the costs of our preclinical development programs. Any such delays in the commencement or completion of our ongoing and planned clinical trials for our product candidates could significantly affect our product development costs. We do not know whether our planned trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

∎	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;

∎	obtaining regulatory authorizations to commence a trial or reaching a consensus with regulatory authorities on trial design;

∎

any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

∎	obtaining approval from one or more institutional review boards, or IRBs;

∎	IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

∎	changes to clinical trial protocol;

∎	clinical sites deviating from trial protocol or dropping out of a trial;

∎	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of combination therapies for use in clinical trials;

∎	subjects failing to enroll or remain in our trial at the rate we expect, or failing to return for post-treatment follow-up;

∎	subjects choosing an alternative treatment for the indication for which we are developing our product candidates, or participating in competing clinical trials;

∎	lack of adequate funding to continue the clinical trial;

∎	subjects experiencing severe or unexpected drug-related adverse effects;

∎	occurrence of serious adverse events in trials of the same class of agents conducted by other companies;

∎	selection of clinical end points that require prolonged periods of clinical observation or analysis of the resulting data;

∎

a facility manufacturing our product candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practice, or cGMP, regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

∎	any changes to our manufacturing process that may be necessary or desired;

∎

third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, Good Clinical Practices, or GCPs, or other regulatory requirements;

∎	third-party contractors not performing data collection or analysis in a timely or accurate manner;

∎

third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications; or

∎	disruptions caused by man-made or natural disasters, or public health pandemics or epidemics or other business interruptions, including the ongoing COVID-19 pandemic.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Further, conducting clinical trials in foreign countries (for example, our Phase 1 clinical trial of MET409 was conducted in the Netherlands and our ongoing Phase 1 clinical trial of MET642 is being conducted in Australia) presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. Moreover, certain of our scientific advisors or consultants who receive compensation in connection with such services are likely to be investigators for our future clinical trials. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that our financial relationships with principal investigators, some of whom we engage as consultants, have created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues.

In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. We may make formulation or manufacturing changes to our product candidates, in which case we may need to conduct additional preclinical studies to bridge our modified product candidates to earlier versions. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.

If we experience delays or difficulties in enrolling patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or analogous regulatory authorities outside the United States. In addition, some of our competitors may have ongoing clinical trials for product candidates that would treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. This is acutely relevant for our development of MET409 and MET642 for the treatment of patients with NASH and IBD (including UC), diseases for which there are significant competition for clinical trial subjects. Patient enrollment is also affected by other factors, including:

∎	severity of the disease under investigation;

∎	invasive procedures required to obtain evidence of drug performance during the clinical trial;

∎	availability and efficacy of approved medications for the disease under investigation;

∎	eligibility criteria for the trial in question;

∎	perceived risks and benefits of the product candidate under study;

∎	efforts to facilitate timely enrollment in clinical trials;

∎	reluctance of physicians to encourage patient participation in clinical trials;

∎	the ability to monitor patients adequately during and after treatment;

∎	proximity and availability of clinical trial sites for prospective patients; and

∎	disruptions caused by man-made or natural disasters, or public health pandemics or epidemics, or other business interruptions, including the ongoing COVID-19 pandemic.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon product candidates, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events associated with the use of our product candidates. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could result in the delay, suspension or termination of clinical trials by us, the FDA or other regulatory authorities for a number of reasons. If we elect or are required to delay, suspend or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. Serious adverse events observed in clinical trials could hinder or prevent market acceptance of the product candidate at issue. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

Moreover, if our product candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate if approved. We may also be required to modify our study plans based on findings in our ongoing clinical trials. Many compounds that initially showed promise in early stage testing have later been found to cause side effects that prevented further development of the compound. In addition, regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.

It is possible that, as we test our product candidates in larger, longer and more extensive clinical trials including with different dosing regimens, or as the use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects. If such side effects become known later in development or upon approval, if any, such findings may harm our business, financial condition and prospects significantly.

In addition, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

∎	regulatory authorities may withdraw approvals of such product;

∎	we may be required to recall a product or change the way such product is administered to patients;

∎	regulatory authorities may require additional warnings on the label, such as a “black box” warning or a contraindication;

∎	we may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a medication guide outlining the risks of such side effects for distribution to patients;

∎	we could be sued and held liable for harm caused to patients;

∎	the product could become less competitive; and

∎	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, topline or preliminary data from our clinical studies, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary or interim data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical studies. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects and disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock after this offering. See the description of risks under the heading “Risks Related to our Common Stock and this Offering” for more disclosure related to the risk of volatility in our stock price.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, drug candidate or our business. If the topline data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

We have completed a Phase 1 clinical trial for MET409 in the Netherlands and we are currently conducting a Phase 1 clinical trial for MET642 in Australia, and may conduct additional clinical trials of MET409, MET642 and other future product candidates outside of the United States. However, the FDA and other foreign equivalents may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

In 2019, we completed a Phase 1 clinical trial for MET409 in the Netherlands and in March 2020 we initiated a Phase 1 clinical trial of MET642 in Australia. We believe that clinical data generated in the Netherlands and Australia will be accepted by the FDA and its foreign equivalents, and therefore will enable us to commence our planned Phase 2a and possibly pivotal clinical trials in the United States, without the need for us to repeat our Phase 1 clinical trial in the United States. However, we have not yet filed an IND with the FDA or received authorization from the FDA to begin our planned Phase 2a clinical trial and there can be no assurance the FDA or foreign equivalents will accept data from the clinical trials we are conducting outside the United States. If the FDA or other foreign equivalents do not accept any such data, we would likely be required to conduct additional Phase 1 clinical trials, which would be costly and time consuming, and delay aspects of our development plan, which could harm our business.

Although the FDA and foreign equivalents may accept data from clinical trials conducted entirely outside the United States and not under an IND, acceptance of such study data is generally subject to certain conditions. For example, the FDA requires the clinical trial to have been conducted in accordance with GCPs, and the FDA must be able to validate the data from the clinical trial through an onsite inspection if it deems such inspection necessary. In addition, when studies are conducted only at sites outside of the United States, the FDA generally does not provide advance comment on the clinical protocols for the studies, and therefore there is an additional potential risk that the FDA could determine that the study design or protocol for a non-U.S. clinical trial was inadequate, which would likely require us to conduct additional clinical trials. Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with:

∎	additional foreign regulatory requirements;

∎	foreign exchange fluctuations;

∎	compliance with foreign manufacturing, customs, shipment and storage requirements;

∎	cultural differences in medical practice and clinical research; and

∎	diminished protection of intellectual property in some countries.

Even if any of our product candidates receives marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, hospitals, healthcare payors and others in the medical community necessary for commercial success.

If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. There are no currently-approved therapies for the treatment of NASH, which may mean that we are required to use more resources to educate the medical community than we are anticipating, if either or both of MET409 and MET642 is approved for the treatment of this disease. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

∎	efficacy and potential advantages compared to alternative treatments;

∎	our ability to offer our therapies for sale at competitive prices;

∎	convenience and ease of administration compared to alternative treatments;

∎	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

∎	the strength of marketing and distribution support;

∎	potential product liability claims;

∎	the timing of market introduction of our products as well as competitive drugs;

∎	the effectiveness of our or any of our potential future sales and marketing strategies;

∎	publicity relating to the product;

∎	sufficient third-party coverage and adequate reimbursement;

∎	the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with our products in the absence of sufficient third-party coverage and adequate reimbursement; and

∎	the prevalence and severity of any side effects.

We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenue.

We have no internal sales, marketing or distribution capabilities, nor have we commercialized a product. If any of our product candidates ultimately receives regulatory approval, we may not be able to effectively market and distribute the product candidate. We may have to seek collaborators, especially for marketing and sales outside of the United States, or invest significant amounts of financial and management resources to develop internal sales, distribution and marketing capabilities, some of which will be committed prior to any confirmation that our product candidates will be approved, if at all. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. Even if we determine to perform sales, marketing and distribution functions ourselves, we could face a number of additional related risks, including:

∎	we may not be able to attract and build an effective marketing department or sales force;

∎

the cost of establishing a marketing department or sales force may exceed our available financial resources and the revenue generated by our product candidates that we may develop, in-license or acquire; and

∎	our direct sales and marketing efforts may not be successful.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, undesirable side effects caused by the product, problems encountered by our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, either before or after product approval, may result in, among other things:

∎	restrictions on the marketing or manufacturing of the product;

∎	requirements to include additional warnings on the label;

∎	requirements to create a medication guide outlining the risks to patients;

∎	withdrawal of the product from the market;

∎	voluntary or mandatory product recalls;

∎	requirements to change the way the product is administered or for us to conduct additional clinical trials;

∎	fines, warning letters or holds on clinical trials;

∎	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our strategic partners, or suspension or revocation of product license approvals;

∎	product seizure or detention, or refusal to permit the import or export of products;

∎	injunctions or the imposition of civil or criminal penalties; and

∎	harm to our reputation.

Additionally if any of our product candidates receives marketing approval, the FDA could require us to adopt a REMS to ensure that the benefits of the therapy outweigh its risks, which may include, among other things, a medication guide outlining the risks for distribution to patients and a communication plan to health care practitioners. Any of these events could prevent us from achieving or maintaining market acceptance of the product or the particular product candidate at issue and could significantly harm our business, prospects, financial condition and results of operations.

In addition, if any of our product candidates is approved, our product labeling, advertising and promotion will be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must prioritize our research programs and will need to focus our product candidates on the potential treatment of certain indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may also relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We may not be successful in our efforts to identify or discover additional product candidates in the future.

Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

∎	our inability to design such product candidates with the pharmacological properties that we desire; and

∎

potential product candidates may, on further study, be shown to have harmful side effects, limited to no efficacy or other characteristics that indicate that they are unlikely to be medicines that will receive marketing approval and achieve market acceptance.

Research programs to identify new product candidates require substantial technical, financial and human resources. If we are unable to identify suitable compounds for preclinical and clinical development, we will not be able to obtain product revenues in future periods, which likely would result in significant harm to our financial position and adversely impact our stock price.

Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential.

In order to market any products outside of the United States, we must comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our ability to realize the full market potential of our products, if any, will be harmed.

Our business could be adversely affected by the effects of health pandemics or epidemics, including the recent COVID-19 pandemic, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations. The COVID-19 pandemic could materially affect our operations, including at our headquarters in California, which is currently subject to a statewide stay at home order, and at our clinical trial sites, as well as the business or operations of our manufacturers, CROs or other third parties with whom we conduct business.

Our business could be adversely affected by the effects of health pandemics or epidemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom we rely. For example, in December 2019, a novel strain of coronavirus, SARS-CoV-2, causing a disease referred to as COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 has spread to most countries, including the United States and many other countries. Our headquarters is located in San Diego, California, and many of our raw materials for manufacture of MET409 are produced in China, and MET642 in Europe. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and the U.S. government imposed travel restrictions on travel between the United States and numerous other countries. Further, the President of the United States declared the COVID-19 pandemic a national emergency, invoking powers under the Stafford Act, the legislation that directs federal emergency disaster response. Similarly, the State of California declared a state of emergency related to the spread of COVID-19. Further, on March 19, 2020 the State of California declared a statewide stay at home order for an indefinite period of time (subject to certain exceptions to facilitate authorized necessary activities) to mitigate the impact of the COVID-19 pandemic. Due to the stay at home order, we implemented work-from-home policies for most of our employees. The effects of the stay at home order and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

Quarantines, stay at home and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases, may impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which would disrupt our supply chain. In particular, some of our suppliers of certain materials used in the production of our drug products are located in China and Europe, where there have been government-imposed quarantines. While many of these materials may be obtained by more than one supplier, restrictions resulting from the COVID-19 pandemic may disrupt our supply chain or limit our ability to obtain sufficient materials for our product candidates.

In addition, our clinical trials may be affected by the COVID-19 pandemic. Clinical site initiation and patient enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Some patients may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients, principal investigators and site staff (who as healthcare providers may have heightened exposure to COVID-19) may be hindered, which would adversely affect our clinical trial operations. In addition, the COVID-19 pandemic may cause interruption or delays in the operation of the FDA or other regulatory authorities which could negatively affect our planned clinical trials.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, it is currently resulting in significant disruption of global financial markets. This disruption, if sustained or recurrent, could make it more difficult for us to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.

The global pandemic of COVID-19 continues to rapidly evolve. The ultimate impact of the COVID-19 pandemic or a similar health pandemic or epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole. These effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely. To the extent the COVID-19 pandemic adversely affects our operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to the market penetration of MET409 and MET642 for the treatment of NASH, if ever commercialized.

Liver biopsy is the standard approach for the diagnosis of inflammation and fibrosis associated with NASH. However, the procedure-related morbidity and, in rare cases, mortality, sample errors, costs, patient discomfort and thus lack of patient interest in undergoing the procedure limit its use. As such, only patients with a high risk of NASH, which includes patients with metabolic syndrome and an indication of Non-Alcoholic Fatty Liver Disease, or NAFLD, are generally sent for liver biopsy. Because NASH tends to be asymptomatic until the disease progresses, many individuals with NASH remain undiagnosed until the disease has reached its late stages, if at all. The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to the market penetration of MET409 and MET642 for the treatment of NASH, if ever commercialized, as many practitioners and patients may not be aware that a patient suffers from NASH and requires treatment. As such, use of MET409 and MET642 for the treatment of NASH might not be as wide-spread as our actual target market and this may limit the commercial potential of such product candidates.

A further challenge to the market penetration for our NASH product candidates is that currently a liver biopsy is the standard approach for measuring improvement in NASH patients. Because it would be impractical to subject all patients that take MET409 and/or MET642, if approved, to regular and repeated liver biopsies, it will be difficult to demonstrate effectiveness to practitioners and patients unless and until a reliable non-invasive method for the diagnosis and monitoring of NASH becomes available, as to which there can be no assurance.

While non-invasive diagnostic approaches are being advanced, none of these has been clinically validated, and the timetable for commercial validation, if at all, is uncertain. Moreover, such diagnostics may also be subject to regulation by FDA or other regulatory authorities as medical devices and may require premarket clearance or approval.

We face substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us. If their product candidates are shown to be safer or more effective than ours, then our commercial opportunity will be reduced or eliminated.

The development and commercialization of new products is highly competitive. We compete in the segments of the pharmaceutical, biotechnology and other related markets that develop small molecules and biologics for the treatment of liver and GI diseases. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop or that would render any products that we may develop obsolete or non-competitive. Our competitors also may obtain marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

We are aware of both private and public companies with development programs in NASH. These companies include, but are not limited to, 89Bio, Inc., Akero Therapeutics, Inc., Allergan, Inc., Bristol-Myers Squibb Company, CymaBay Therapeutics, Inc., Eli Lilly and Company, Enanta Pharmaceuticals, Inc., ENYO Pharma SA, Intercept Pharmaceuticals, Inc., Inventiva S.A., Gilead Sciences, Inc., Madrigal Pharmaceuticals, Inc., NGM Biopharmaceuticals, Inc., Novartis AG, Novo Nordisk A/S, Pfizer, Inc., Sanofi S.A., Shire plc, Terns Pharmaceuticals, Inc. and Viking Therapeutics, Inc. Several companies, including some of those mentioned above, have active research and development programs on FXR and are further along in development than we are with MET409 and MET642. Our commercial opportunity could be substantially limited in the event that our competitors develop and commercialize products that are more effective, safer, less toxic, more convenient or cheaper than our comparable products. In geographies that are critical to our commercial success, competitors may also obtain regulatory approvals before us, resulting in our competitors building a strong market position in advance of our product’s entry. We believe the competitive factors that will determine the success of our programs will be the efficacy, safety, pricing and reimbursement and convenience of our product candidates.

Major, currently-marketed IBD therapies include, but are not limited to, infliximab (marketed as Remicade by Janssen Biotech, Inc.), adalimumab (marketed as Humira by Pfizer, Inc.), vedolizumab (marketed as Entyvio by Takeda Pharmaceuticals, Inc.), ustekinumab (marketed as Stelara by Janssen Biotech, Inc.) and tofacitinib (marketed as Xeljanz by Pfizer, Inc.), and we are aware of several companies with development programs in this indication, including, but not limited to, Abbvie Inc., Janssen Pharmaceuticals, Inc., Pfizer, Inc. and Takeda Pharmaceuticals, Inc.

As more product candidates within a particular class of drugs proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change. Consequently, the results of our clinical trials for product candidates in those class will likely need to show a risk benefit profile that is competitive with or more favorable than those products and product candidates in order to obtain marketing approval or, if approved, a product label that is favorable for commercialization. If the risk benefit profile is not competitive with those products or product candidates, we may have developed a product that is not commercially viable, that we are not able to sell profitably or that is unable to achieve favorable pricing or reimbursement. In such circumstances, our future product revenues and financial condition would be materially and adversely affected.

Many of our competitors, such as large pharmaceutical and biotechnology companies like Allergan, Bristol-Myers Squibb, Eli Lilly and Company, Gilead, Novartis, Novo Nordisk and Pfizer have longer operating histories and significantly greater financial resources and expertise in research and development, manufacturing, preclinical studies, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and subject enrollment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience and availability of coverage and reimbursement. If we are not successful in developing, commercializing and achieving higher levels of reimbursement than our competitors, we will not be able to compete against them and our business would be materially harmed.

If the market opportunities for any product that we or our strategic partners develop are smaller than we believe they are, our revenue may be adversely affected and our business may suffer.

We are focused on the development of treatments for liver and GI diseases. Our projections of addressable patient populations that have the potential to benefit from treatment with our product candidates are based on estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. If any of our estimates are inaccurate, the market opportunities for any of our product candidates could be significantly diminished and have an adverse material impact on our business.

Legal, political and economic uncertainty surrounding the exit of the United Kingdom, or U.K., from the European Union, or EU, may be a source of instability in international markets, create significant currency fluctuations, and pose additional risks to our business.

Following the result of a referendum in 2016, the U.K. left the EU on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the U.K. and the EU, the U.K. will be subject to a transition period until December 31, 2020, or the Transition Period, during which EU rules will continue to apply. Negotiations between the U.K. and the EU are expected to continue in relation to the customs and trading relationship between the U.K. and the EU following the expiry of the Transition Period.

The uncertainty concerning the U.K.’s legal, political and economic relationship with the EU after the Transition Period may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise). These developments, or the perception that any of them could occur, have had, and may continue to have, a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility. If the U.K. and the EU are unable to negotiate acceptable trading and customs terms or if other EU member states pursue withdrawal, barrier-free access between the U.K. and other EU member states or among the European Economic Area overall could be diminished or eliminated.

Such a withdrawal from the EU is unprecedented, and it is unclear how the U.K.’s access to the European single market for goods, capital, services and labor within the EU, or single market, and the wider commercial, legal and regulatory environment, will impact our business.

Our 2019 consolidated financial statements contain disclosure regarding the substantial doubt about our ability to continue as a going concern. We will need additional financing to execute our business plan, to fund our operations and to continue as a going concern.

The report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended December 31, 2019 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. If we are unable to raise sufficient capital when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. The inclusion of a going concern explanatory paragraph by our auditors, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties.

Risks Related to Manufacturing and Our Reliance on Third Parties

We contract with third parties for the manufacturing and supply of product candidates for use in preclinical testing and clinical trials, which supply may become limited or interrupted or may not be of satisfactory quality and quantity.

We do not have any manufacturing facilities. We produce, in our laboratory, relatively small quantities of compounds for evaluation in our research programs. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial supply if any of our product candidates are approved. We currently do not have long-term agreements with any of our third-party manufacturers and do not have any contractual relationships for the manufacture of commercial supplies of any of our product candidates, if they are approved. This reliance increases the risk that we will not have sufficient quantities of our product candidates or products, if approved, or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. This could be particularly problematic where we rely on a single-source supplier, as is currently the case for the manufacture of the drug substance and the drug product for MET409 and MET642.

Furthermore, all entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for MET409, MET642 and future product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturers must supply all necessary documentation in support of an NDA on a timely basis and must adhere to the FDA’s Good Laboratory Practice regulations and cGMP regulations enforced by the FDA through its facilities inspection program. Comparable foreign regulatory authorities may require compliance with similar requirements. The facilities and quality systems of our third-party contractor manufacturers must pass a pre-approval inspection for compliance with the applicable regulations as a condition of marketing approval of our product candidates. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with cGMP regulations, but we are nevertheless responsible for their failures to comply with applicable laws and regulations, including cGMP.

In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do so on commercially reasonable terms, if at all. Further, we may be unable to use the product produced by that manufacturer, or if the manufacturer has manufactured product for our commercial sale, if and when we obtain approval, we could be subject to a recall of such product. Any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third-party manufacture our product candidates. The process of changing manufacturers is extensive and time consuming and could cause delays or interruptions in our drug development. Further, if we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

Our or a third party’s failure to execute on our manufacturing requirements, to do so on commercially reasonable terms and comply with cGMP could adversely affect our business in a number of ways, including:

∎	an inability to initiate or continue clinical trials of our product candidates under development;

∎	delay in submitting regulatory applications, or receiving marketing approvals, for our product candidates;

∎	subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

∎	requirements to cease development or to recall batches of our product candidates; and

∎	in the event of approval to market and commercialize our product candidates, an inability to meet commercial demands for our product or any other future product candidates.

In order to conduct later-stage clinical trials of our product candidates, we will need to manufacture them in large quantities. We, or our manufacturing partners, may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If we or our manufacturing partners are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or become infeasible, and marketing approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

Additionally, our third-party manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes, or unstable political environments, or health pandemics or epidemics such as the ongoing COVID-19 pandemic. For example, many of our raw materials for manufacture of MET409 are produced in China, and MET642 in Europe, which could impact our ability to manufacture and supply material for clinical and commercial supply. If our contract manufacturers were to encounter any manufacturing difficulties or delays due to these factors, our ability to provide our product candidates to patients in clinical trials, or to provide product for treatment of patients if and when approved, would be jeopardized.

We rely, and intend to rely, on third parties to conduct our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. As a result, we are, and expect to remain, dependent on third parties to conduct our ongoing and planned clinical trials of our product candidates, and any future preclinical and clinical trials of any other product candidates. The timing of the initiation and completion of these trials will therefore be partially controlled by such third parties and may result in delays to our development programs. Specifically, we expect CROs, clinical investigators, and consultants to play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, we will not be able to control all aspects of their activities. Nevertheless, we are responsible for ensuring that each clinical trial is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical trial investigators and clinical trial sites. If we or any of our CROs or clinical trial sites fail to comply with applicable GCP requirements, the data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to stop and/or repeat clinical trials, which would delay the marketing approval process.

There is no guarantee that any such CROs, clinical trial investigators or other third parties on which we rely will devote adequate time and resources to our development activities or perform as contractually required. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, otherwise performs in a substandard manner, or terminates its engagement with us, the timelines for our development programs may be extended or delayed or our development activities may be suspended or terminated. If our clinical trial site terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in such clinical trial unless we are able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible. In addition, clinical trial investigators for our clinical trial may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA or comparable foreign regulatory authorities concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application we submit by the FDA or any comparable foreign regulatory authority. Any such delay or rejection could prevent us from commercializing our product candidates.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.

Even if we receive marketing approval, we may not be able to successfully commercialize our product candidates due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our product candidates profitably.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting drug prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

∎	a covered benefit under its health plan;

∎	safe, effective and medically necessary;

∎	appropriate for the specific patient;

∎	cost-effective; and

∎	neither experimental nor investigational.

We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if coverage and reimbursement are available, what the level of reimbursement will be. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with branded therapeutics and therapeutics administered under the supervision of a physician. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Reimbursement may impact the demand for, and the price of, any product for which we obtain marketing approval. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with those medications. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

Outside of the United States, many countries require approval of the sale price of a product before it can be marketed and the pricing review period only begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some of these countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues, if any, we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if such product candidates obtain marketing approval.

We may wish to acquire rights to future assets through in-licensing or may attempt to form collaborations in the future with respect to our product candidates, but may not be able to do so, which may cause us to alter or delay our development and commercialization plans.

The development and potential commercialization of our product candidates will require substantial additional capital to fund expenses. We may, in the future, decide to collaborate with biopharmaceutical companies for the development and potential commercialization of product candidates. We will face significant competition in seeking appropriate collaborators. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the following:

∎	the design or results of clinical trials;

∎	the likelihood of approval by the FDA or comparable foreign regulatory authorities;

∎	the potential market for the product candidate;

∎	the costs and complexities of manufacturing and delivering such product candidate to patients;

∎	the potential of competing products;

∎	the existence of uncertainty with respect to our ownership of technology or other rights, which can exist if there is a challenge to such ownership without regard to the merits of the challenge; and

∎	industry and market conditions generally.

The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under any license agreements from entering into agreements on certain terms or at all with potential collaborators. Collaborations are complex and time consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators and changes to the strategies of the combined company. As a result, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of such product candidate, reduce or delay one or more of our other development programs, delay the potential commercialization or reduce the scope of any planned sales or marketing activities for such product candidate, or increase our expenditures and undertake development, manufacturing or commercialization activities at our own expense. If we elect to increase our expenditures to fund development, manufacturing or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue. Even if we are successful in our efforts to establish such collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, development approval of a product candidate is delayed, the safety of a product candidate is questioned or sales of an approved product candidate are unsatisfactory.

Risks Related to Our Intellectual Property

Our commercial success depends on our ability to obtain and maintain sufficient intellectual property protection for our product candidates and other proprietary technologies.

Our commercial success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and various foreign jurisdictions such as Europe, China, and Japan with respect to our product candidates, proprietary technologies, and their uses, and the manufacture and formulation thereof, that we develop. If we are unable to obtain or maintain patent protection with respect to our product candidates, proprietary technologies, and their uses, our business, financial condition, results of operations and prospects could be materially harmed. Given that the development of our product candidates, proprietary technologies, and their uses is at an early stage, our intellectual property portfolio with respect to certain aspects of our product candidates and proprietary technologies is also at an early stage.

We generally seek to protect our proprietary position by filing patent applications in the United States, Europe, China, Japan and other foreign jurisdictions related to our product candidates, proprietary technologies and their uses which are important to our business. Our pending and future patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. There can be no assurance that our patent applications will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. This failure to obtain the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operations.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. Obtaining and enforcing patents is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications, or maintain and/or enforce patents that may issue based on our patent applications, at a reasonable cost or in a timely manner, including as a result of the ongoing COVID-19 pandemic. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection.

Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, independent contractors, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek adequate patent protection.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, that have increased uncertainties as to the ability to enforce patent rights in the future. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa.

Further, we may not be aware of all third-party intellectual property rights potentially relating to our research programs and product candidates, or their intended uses, and as a result the potential impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, as well as the potential impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Because patent applications are maintained as confidential for a certain period of time (for example, patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases, not at all), until the relevant application is published, we may be unaware of third-party patents that may be infringed by commercialization of any of our product candidates, and we cannot be certain that we were the first to file a patent application related to a product candidate or technology. Moreover, because patent applications can take many years to issue, there may be currently-pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. There is also no assurance that there is not prior art of which we are aware, but which we do not believe is relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale or import our products that may be approved in the future, or impair our competitive position. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

Our patents or pending patent applications may be challenged in the courts or patent offices in the United States, Europe, China, Japan and other foreign jurisdictions. For example, we may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in post-grant review procedures, derivations, reexaminations, or inter parties review proceedings, in the United States or oppositions or similar proceedings in foreign jurisdictions, challenging our patent rights. The legal threshold for initiating such proceedings may be low, so that even proceedings with a low probability of success might be initiated. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect our ability to develop and market our products.

As the biopharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. There can be no assurance that our operations do not, or will not in the future, infringe existing or future third-party patents. Identification of third-party patent rights that may be relevant to our operations is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to our research and other operations or necessary for the commercialization of our product candidates in any jurisdiction.

Numerous U.S. and foreign patents and pending patent applications exist in our market that are owned by third parties. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of pending patent applications of and patents issued to third parties. Patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the U.S. can remain confidential until patents issue. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our products or the use of our products. As such, there may be applications of others now pending or recently revived patents of which we are unaware. These patent applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, including our research programs, product candidates, their respective methods of use, manufacture and formulations thereof, and could result in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue or that patents based on our patent applications will not be challenged and rendered invalid and/or unenforceable.

We have patent applications in our portfolio relating to our research programs and product candidates that are pending at the patent offices in the U.S., Europe, China, Japan and other foreign jurisdictions. However, we cannot predict:

∎	if and when patents may issue based on our patent applications, including as a result of the delays at the applicable patent office as a result of the ongoing COVID-19 pandemic;

∎	the scope of protection of any patent issuing based on our patent applications;

∎	whether the claims of any patent issuing based on our patent applications will provide protection against competitors;

∎	whether or not third parties will find ways to invalidate or circumvent our patent rights;

∎	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications;

∎	whether we will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;

∎	whether the patent applications that we own or in-license will result in issued patents with claims that cover our product candidates or uses thereof; and/or

∎

whether, as the COVID-19 pandemic continues to spread around the globe, we may experience patent office interruption or delays to our ability to timely secure patent coverage to our product candidates.

We cannot be certain that the claims in our pending patent applications directed to our product candidates, as well as technologies relating to our research programs will be considered patentable by the USPTO or by patent offices in foreign countries. One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim relevant to our business. There is no assurance that there is not prior art of which we are aware, but which we do not believe is relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale or import our products that may be approved in the future, or impair our competitive position. Even if the patents do issue based on our patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop and threaten our ability to commercialize our product candidates. In the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our issued patents will be considered valid by courts in the United States or foreign countries.

If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates without infringing the intellectual property and other proprietary rights of third parties. Third parties may allege that we have infringed or misappropriated their intellectual property. Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and, even if resolved in our favor, is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities, and there may be additional delays in such proceeding due to the ongoing COVID-19 pandemic. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our products candidates. Third parties may assert infringement claims against us based on existing or future intellectual property rights. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, or methods of use either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity of third-party patents may be difficult and uncertain. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in defending our rights in these proceedings, which could have a material adverse effect on our business and operations, including as a result of additional delays in such proceedings due to the ongoing COVID-19 pandemic. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property that relate to our research programs and product candidates, their respective methods of use, manufacture and formulations thereof. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent that we own or have licensed is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of our patents is upheld, the court will construe the claims of our patents narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention at issue. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement by competitors, a court may decide not to grant an injunction against further infringing activity by competitors and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. Moreover, we cannot assure you that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded, and there may be additional delays as a result of the ongoing COVID-19 pandemic. Even if we ultimately prevail in such infringement claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing any one of our issued patents or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such an infringement claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common stock to decline.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing products, programs or intellectual property could be diminished. Accordingly, the market price of shares of our common stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.

We may not be able to protect our intellectual property rights throughout the world.

Patents are of national or regional effect, and although we have one issued United States patent for our product candidate MET409 and pending patent applications in the United States, Europe, China, Japan and other foreign jurisdictions for both MET409 and MET642, filing, prosecuting and defending patents on all of our research programs and product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These competitor products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Various companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights.

Various countries outside the United States have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. As a result, a patent owner may have limited remedies in certain circumstances, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. As such, we do not know the degree of future protection that we will have on our technologies, products and product candidates. While we will endeavor to try to protect our technologies, products and product candidates with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time consuming, expensive and unpredictable.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

On September 16, 2011, the Leahy-Smith America Invents Act, or Leahy-Smith Act, was signed into law in the United States. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a “first inventor to file” system in which, assuming that other requirements of patentability are met, the first inventor to file a patent application will be entitled to the patent regardless of whether a third party was first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013 but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application, including with respect to any delays due to the ongoing COVID-19 pandemic. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either file any patent application related to our product candidates or invent any of the inventions claimed in our patents or patent applications.

The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents relating to our research programs and product candidates. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws, rules and regulations in the United States and other countries could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or foreign legislative bodies may pass patent reform legislation that is unfavorable to us.

Depending on decisions by the U.S. Congress, the U.S. federal courts, the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.

Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or patent applications will be due to be paid to the USPTO and various foreign patent agencies at various stages over the lifetime of our patents and/or patent applications. We have systems in place to remind us to pay these fees, and we rely on our outside patent annuity service to pay these fees when due. In addition, the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply with these provisions. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance (including as a result of the ongoing COVID-19 pandemic) can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction, including as a result of failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If such an event were to occur, including with respect to the patents and patent applications covering our research programs and product candidates, as well as their respective methods of use, manufacture and formulations thereof, it could have a material adverse effect on our business, as for example, competitors might be able to enter the market earlier than would otherwise have been the case.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, consultants, independent contractors, collaborators or other third parties have an interest in our patents or other intellectual property as an owner, co-owner, inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from generic products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension for our product candidates, our commercial success may be materially harmed.

A patent term extension based on regulatory delay may be available in the United States. Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, only a single patent can be extended for each FDA approved product as compensation for the patent term lost during the FDA regulatory review process, and any patent can be extended only once, for a single product. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Moreover, the scope of protection during the period of the patent term extension does not extend to the full scope of the claim, but instead only to the scope of the product as approved. Patent term extension may also be available in certain foreign countries upon regulatory approval of our product candidates. Laws governing analogous patent term extensions in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Additionally, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We have registered trademarks with the appropriate agencies in the United States, Europe, and China. Our future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Moreover, any name we have proposed to use with our product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

∎	others may be able to make product candidates that are similar to ours but that are not covered by the claims of the patents that we own or have exclusively licensed;

∎	we or our future licensors or collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

∎	we or our future licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

∎	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

∎	it is possible that our pending patent applications will not lead to issued patents;

∎	issued patents that we own or have exclusively licensed may be held invalid or unenforceable, as a result of legal challenges by our competitors;

∎

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

∎	we may not develop additional proprietary technologies that are patentable;

∎

we cannot predict the scope of protection of any patent issuing based on our patent applications, including whether the patent applications that we own or in-license will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries;

∎	the claims of any patent issuing based on our patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;

∎	if enforced, a court may not hold that our patents are valid, enforceable and infringed;

∎	we may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;

∎	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property;

∎	we may fail to adequately protect and police our trademarks and trade secrets; and

∎	the patents of others may have an adverse effect on our business including if others obtain patens claiming subject matter similar to or improving that covered by our patents and patent applications.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Elements of our product candidates, including processes for their preparation and manufacture, may involve proprietary know-how, information, or technology that is not covered by patents, and thus for these aspects we may consider trade secrets and know-how to be our primary intellectual property. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

Trade secrets and unpatented know-how can be difficult to trace, protect and enforce. We require our employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to us any inventions generated in the course of their employment. We and any third parties with whom we share facilities enter into written agreements that include confidentiality and intellectual property obligations to protect each party’s property, potential trade secrets, proprietary know-how and information. We further seek to protect our potential trade secrets, proprietary know-how and information in part, by entering into non-disclosure and confidentiality agreements with parties who are given access to them, such as our corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. With our consultants, contractors and outside scientific collaborators, these agreements typically include invention assignment obligations. Although we have taken steps to protect our trade secrets and unpatented know-how, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets and unpatented know-how, and we may not be able to obtain adequate remedies for such breaches. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. Trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles and the movement of skilled personnel from company to company or academic to industry scientific positions. Though our agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors and consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. Because from time to time we expect to rely on third parties in the development, manufacture and distribution of our products and provision of our services, we must, at times, share trade secrets with them. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals who previously worked with other companies, including our competitors or potential competitors. We could in the future be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of current or former employers or competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may become subject to claims that we caused an individual to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged intellectual property, proprietary information, know-how or trade secrets of a current or former employer or competitor.

While we may litigate to defend ourselves against these claims, even if we are successful, litigation could result in substantial costs and could be a distraction to management and other employees. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies that are essential to our product candidates, if such technologies are found to incorporate or be derived from the trade secrets or other proprietary information of the current or former employers. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations and financial condition.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to research and develop and to manufacture our product candidates, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s independent discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

Although these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with will likely expect to be granted rights to publish data arising out of such collaboration, and any joint research and development programs may require us to share trade secrets under the terms of our research and development or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

From time to time, we may be required to license technologies relating to our therapeutic research programs from additional third parties to further develop or commercialize our product candidates. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell our product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our product candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our products.

Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:

∎	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

∎

collaborators may not pursue development and commercialization of our products or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities, or the ongoing COVID-19 pandemic;

∎	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

∎

a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

∎	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

∎

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

∎

disputes may arise between us and a collaborator that causes the delay or termination of the research, development or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;

∎	collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;

∎

collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

∎	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

Risks Related to Employee Matters and Managing Growth and Other Risks Related to Our Business

We are highly dependent on the services of our key personnel.

We are highly dependent on the services of our key personnel, Preston Klassen, M.D., who serves as our President and Chief Executive Officer, Patricia Millican, who serves as our Chief Financial Officer, and Hubert Chen, M.D., who serves as our Chief Medical Officer. Although we have entered into agreements with them regarding their employment, they are not for a specific term and each of them may terminate their employment with us at any time, though we are not aware of any present intention of these individuals to leave us.

We expect to expand our development, regulatory and operational capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of June 30, 2020, we had                 full-time employees. As we advance our research and development programs, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development, quality, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must:

∎	identify, recruit, integrate, maintain and motivate additional qualified personnel;

∎	manage our development efforts effectively, including the initiation and conduct of clinical trials for our product candidates; and

∎	improve our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to develop, manufacture and commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert financial and other resources, and a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time, to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain third-party contract organizations, advisors and consultants to provide certain services, including assuming substantial responsibilities for the conduct of our clinical trials and the manufacture of our product candidates. We cannot assure you that the services of such third-party contract organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by our vendors or consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval of our product candidates or otherwise advance our business. We cannot assure you that we will be able to properly manage our existing vendors or consultants or find other competent outside vendors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

Our industry has experienced a high rate of turnover in recent years. Our ability to compete in the highly competitive biopharmaceuticals industry depends upon our ability to attract, retain and motivate highly skilled and experienced personnel with scientific, medical, regulatory, manufacturing and management skills and experience. We conduct our operations in the greater San Diego area, a region that is home to many other biopharmaceutical companies as well as many academic and research institutions, resulting in fierce competition for qualified personnel. We may not be able to attract or retain qualified personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical companies. Many of the other biopharmaceutical companies against which we compete have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Our competitors may provide higher compensation, more diverse opportunities and/or better opportunities for career advancement. Any or all of these competing factors may limit our ability to continue to attract and retain high quality personnel, which could negatively affect our ability to successfully develop and commercialize our product candidates and to grow our business and operations as currently contemplated.

Our employees, clinical trial investigators, CROs, consultants, vendors and any potential commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, clinical trial investigators, CROs, consultants, vendors and any potential commercial partners. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) U.S. laws and regulations or those of foreign jurisdictions, including those laws that require the reporting of true, complete and accurate information, (ii) manufacturing standards, (iii) federal and state health and data privacy, security, fraud and abuse, government price reporting, transparency reporting requirements, and other healthcare laws and regulations in the United States and abroad or (iv) laws that require the true, complete and accurate reporting of financial information or data. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt a code of conduct applicable to all of our employees prior to completion of this offering, as well as a disclosure program and other applicable policies and procedures, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional integrity reporting and oversight obligations, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future profitability may depend, in part, on our ability to commercialize our product candidates in foreign markets for which we may rely on collaboration with third parties. We are not permitted to market or promote any of our product candidates before we receive marketing approval from the applicable regulatory authority in that foreign market, and we may never receive such marketing approval for any of our product candidates. To obtain marketing approval in many foreign countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our product candidates and ultimately commercialize our product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

∎	our customers’ ability to obtain reimbursement for our product candidates in foreign markets;

∎	our inability to directly control commercial activities because we are relying on third parties;

∎	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

∎	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

∎	import or export licensing requirements;

∎	longer accounts receivable collection times;

∎	longer lead times for shipping;

∎	language barriers for technical training;

∎	reduced protection of intellectual property rights in some foreign countries;

∎	the existence of additional potentially relevant third-party intellectual property rights;

∎	foreign currency exchange rate fluctuations; and

∎	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Foreign sales of our product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.

Our internal information technology systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, loss or leakage of data and other disruptions, which could result in a material disruption of our product candidates’ development programs, compromise sensitive information related to our business or prevent us from accessing such information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit information (including but not limited to intellectual property, proprietary business information and personal information of employees, clinical trial participants and others). It is critical that we do so in a secure manner to maintain the confidentiality, integrity and availability of such information. We also have outsourced certain of our operations to third parties, and as a result we manage a number of third-party contractors who have access to our information.

Given our, our third-party CROs, or other contractors or consultants’ information technology systems’ size and complexity and the increasing amounts of information that they maintain, these systems are potentially vulnerable to breakdown, damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions (such as theft) by our employees, contractors, consultants, business partners and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware (such as viruses and worms), phishing attacks, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to unauthorized access or acquisition of data. For example, we have experienced an email security incident in the past and we may be a target of cyber-attacks in the future. The techniques used to sabotage or to obtain unauthorized access to our information technology systems or those upon whom we rely to process our information change frequently, and we may be unable to implement adequate preventative measures or to stop security breaches. The recovery systems, security protocols, network protection mechanisms and other security measures that we have integrated into our information technology systems, which are designed to protect against, detect and minimize security breaches, may not be adequate to prevent or detect service interruption, system failure or data loss. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, systems, networks and/or physical facilities utilized by us or our collaborators or contractors. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, and/or inappropriate disclosure of, or inappropriate access to information, we could incur liability and reputational damage and the further development and commercialization of our drug candidates could be delayed.

We cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs and the development of our product candidates could be delayed. In addition, the loss of clinical trial data for our product candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, significant disruptions of our or our vendors’ information technology systems or security breaches could result in the loss, misappropriation and/or unauthorized access, use, or disclosure of, or the prevention of access to, information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to us. For example, any such event that leads to unauthorized access, acquisition, use, or disclosure of personal information, including personal information regarding our clinical trial subjects or employees, could harm our reputation directly, compel us to comply with contractual requirements, federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

Litigation resulting from security breaches may adversely affect our business. Unauthorized access to our information technology systems could result in litigation with our collaborators, our clinical trial participants, or other relevant stakeholders. These proceedings could force us to spend money in defense or settlement, divert management’s time and attention, increase our costs of doing business, or adversely affect our reputation. We could be required to change fundamentally our business activities and practices in response to such litigation, which could have an adverse effect on our business. If a security breach were to occur and the confidentiality, integrity or availability of our data or the data of our collaborators were disrupted, we could incur significant liability, which could negatively affect our business and damage our reputation.

We may not have adequate insurance coverage.

We may not have adequate insurance coverage. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

We are subject to stringent and changing privacy laws, regulations and standards and contractual obligations related to data privacy and security. Our actual or perceived failure to comply with subject obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, changes to our business practices, increased costs of operations, adverse publicity and could negatively affect our operating results and business.

Regulation of data processing is evolving, as federal, state, and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy and security, and the collection, processing, storage, transfer, and use of data. These new or proposed laws and regulations are subject to differing interpretations and may be inconsistent among jurisdictions, and guidance on implementation and compliance practices are often updated or otherwise revised, which adds to the complexity of processing personal data. These and other requirements could require us or our collaborators to incur additional costs to achieve compliance, limit our competitiveness, necessitate the acceptance of more onerous obligations in our contracts, restrict our ability to use, store, transfer, and process data, impact our or our collaborators’ ability to process or use data in order to support the provision of our products, affect our or our collaborators’ ability to offer our products in certain locations, or cause regulators to reject, limit or disrupt our clinical trial activities.

We and any potential collaborators may be subject to federal, state and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state personal information laws (e.g., the California Consumer Privacy Act of 2018, or CCPA), state data breach notification laws, state health information privacy laws and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH. Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

In addition, the CCPA became effective on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Although there are limited exemptions for clinical trial data and the CCPA’s implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, the CCPA may increase our compliance costs and potential liability. Additionally, a new California ballot initiative, the California Privacy Rights Act of 2020, appears to have garnered sufficient signatures to be included on the November 2020 ballot in California, and if voted into law by California residents, would impose new data protection obligations on companies doing business in California, including additional consumer rights processes and limitations on certain uses of sensitive personal information. It would also create a new California administrative agency tasked to enforce the law, which may result in regulatory scrutiny of companies doing business in California in the areas of data protection. Similar laws have been proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements. Foreign data protection laws, including, without limitation, Regulation 2016/679, the EU’s General Data Protection Regulation, or GDPR, and EU member state implementing legislation, may also apply to health-related and other personal information that we process, including, without limitation, personal data relating to clinical trial participants in the EU and U.K. The GDPR and the national implementing legislation of the individual EU member states impose strict obligations on the ability to process health-related and other personal information of EU data subjects, including in relation to security (which requires the adoption of administrative, physical and technical safeguards designed to protect such information), collection, use and transfer. These include, without limitation, several requirements relating to transparency requirements related to communications with data subjects regarding the processing of their personal data, obtaining the consent of the individuals to whom the personal data relates, limitations on the retention of personal data, increased requirements pertaining to health data, establishing a legal basis for processing, notification of data processing obligations or security incidents to the competent national data protection authorities and/or data subjects, the security and confidentiality of the personal data, various rights that data subjects may exercise with respect to their personal data, and strict rules and restrictions on the transfer of personal data outside of the EU. The GDPR prohibits, without an appropriate legal basis, the transfer of personal data to countries outside of the European Economic Area, or EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, such mechanisms may not be available or applicable with respect to the personal data processing activities necessary to research, develop and market our products. Uncertainty about compliance with EU data protection laws remains and data protection authorities from the different EU member states may interpret the GDPR and national laws differently, and guidance on implementation and compliance practices are often updated or otherwise revised, which adds to the complexity of processing personal data in the EU. The GDPR introduced new data protection requirements in the EU, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue as well as data processing penalties. The GDPR will increase our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the EU data protection rules.

Further, there has been uncertainty since the U.K.’s vote in favor of exiting the EU, often referred to as Brexit, with regard to data protection regulation in the U.K. In particular, it is unclear whether the U.K. will enact data protection legislation equivalent to the GDPR and how data transfers to and from the U.K. will be regulated.

Additionally, other countries have passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data.

We publish privacy policies and other documentation regarding our collection, processing, use and disclosure of personal information, and/or other confidential information. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees or contractors fail to comply with our published policies and documentation. Such failures can subject us to potential foreign, local, state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

Compliance with U.S. and foreign data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with U.S. and foreign data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties, fines or penalties), private litigation, adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could harm our business.

Compliance with data protection laws may be time consuming, require additional resources and could result in increased expenses, reduce overall demand for our products and make it more difficult to meet expectations of or commitments to customers or collaborators.

Any of these matters could adversely affect materially our business, financial condition, or operational results.

We or the third parties upon whom we depend may be adversely affected by earthquakes, fires, health pandemics or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our headquarters and main research facility are located in the greater San Diego area, which in the past has experienced severe earthquakes and fires. If these earthquakes, fires, other natural disasters, health pandemics or epidemics, terrorism and similar unforeseen events beyond our control, including for example the ongoing COVID-19 pandemic, prevented us from using all or a significant portion of our headquarters or research facility, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We do not have a disaster recovery or business continuity plan in place and may incur substantial expenses as a result of the absence or limited nature of our internal or third party service provider disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business. Furthermore, integral parties in our supply chain are operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our ability to conduct our clinical trials, our development plans and business.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Unused losses for the tax year ended December 31, 2017 and prior tax years will carry forward to offset future taxable income, if any, until such unused losses expire. Pursuant to U.S. federal tax legislation enacted in late 2017, informally referenced as the Tax Cuts and Jobs Act, as modified under the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, unused federal losses generated after December 31, 2017 will not expire and may be carried forward indefinitely but will be only deductible to the extent of 80% of current year taxable income in any given year. However, the CARES Act temporarily repealed the 80% taxable income limitation for tax years beginning before January 1, 2021; net operating loss carryforwards generated from 2018 or later and carried forward to taxable years beginning after December 31, 2020 will be subject to the 80% limitation. Also, under the CARES Act, net operating losses arising in 2018, 2019 and 2020 can be carried back five years. Many states have similar laws. In addition, both our current and our future unused losses and other tax attributes may be subject to limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if we undergo an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders over a three-year period. We have not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since our formation due to the complexity and cost associated with such a study and the fact that there may be additional such ownership changes in the future. As a result, if we earn net taxable income our pre-2018 net operating loss carryforwards may expire prior to being used, our net operating loss carryforwards generated in 2018 and thereafter will be subject to a percentage limitation after 2020 and, if we undergo an ownership change (or if we previously underwent such an ownership change), our ability to use all of our pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research tax credits) to offset our post-change income or taxes may be limited. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if we attain profitability, we may be unable to use all or a material portion of our NOLs and other tax attributes, which could adversely affect our future cash flows.

Changes in tax law could adversely affect our business.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by the Internal Revenue Service, the U.S. Treasury Department and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge investors to consult with their legal and tax advisers regarding the implication of potential changes in tax laws on an investment in our common stock.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit our commercialization of any product candidates that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

∎	delay or termination of clinical trials;

∎	decreased demand for any product candidates or products that we may develop;

∎	injury to our reputation and significant negative media attention;

∎	withdrawal of clinical trial subjects;

∎	initiation of investigations by regulators;

∎	significant costs to defend the related litigation and diversion of management’s time and our resources;

∎	substantial monetary awards to study subjects or patients;

∎	product recalls, withdrawals or labeling, marketing or promotional restrictions;

∎	loss of revenue; and

∎	the inability to commercialize any products that we may develop.

We currently hold $10 million in aggregate product liability insurance coverage, which may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage as our product candidates advance through clinical trials and if we successfully commercialize any products. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Changes in healthcare law and implementing regulations, as well as changes in healthcare policy, may impact our business in ways that we cannot currently predict, and may have a significant adverse effect on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Among policy makers and payors in the United States and elsewhere, including in the EU, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act, substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act, among other things: (i) introduced a new average manufacturer price definition for drugs and biologics that are inhaled, infused, instilled, implanted or injected and not generally dispensed through retail community pharmacies; (ii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and expanded rebate liability from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well; (iii) established a branded prescription drug fee that pharmaceutical manufacturers of branded prescription drugs must pay to the federal government; (iv) expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program; (v) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts (which through subsequent legislative amendments, was increased to 70% from 50%) off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; (vi) extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; (vii) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability; (viii) created a licensure framework for follow on biologic products; and (ix) established a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services (CMS) to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, as well as efforts by the Trump administration to repeal or replace certain aspects of the Affordable Care Act. For example, the Tax Cuts and Jobs Act includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Since the enactment of the Tax Cuts and Jobs Act, there have been additional amendments to certain provisions of the Affordable Care Act, and we expect the current Trump administration and Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. For example, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. It is uncertain the extent to which any such changes may impact our business or financial condition. Congress may consider other legislation to repeal and replace elements of the Affordable Care Act. We continue to evaluate the effect that the Affordable Care Act and its possible repeal and replacement has on our business. Moreover, on December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. On March 2, 2020, the United States Supreme Court granted petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. On June 25, 2020, the Department of Justice filed a brief for the federal respondents arguing the individual mandate is unconstitutional, and due to the inseverability of the remaining provisions, the entire Affordable Care Act must be invalidated. It is unclear how such litigation and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act. It is uncertain the extent to which any such changes may impact our business or financial condition.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and will remain in effect through 2030, unless additional Congressional action is taken. The CARES Act, which was signed in to law in March 2020 and is designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

New laws may result in additional reductions in Medicare and other healthcare funding, which may materially adversely affect customer demand and affordability for our products and, accordingly, the results of our financial operations. Also, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed federal legislation, as well as state efforts, designed to, among other things, bring more transparency to product pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option cap to Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. The Trump administration previously released a “Blueprint”, or plan, to reduce the cost of drugs. The Trump administration’s Blueprint contained certain measures that the U.S. Department of Health and Human Services is already working to implement. At the state level, individual states in the United States are increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs, once marketing approval is obtained.

In the EU, coverage and reimbursement status of any product candidates for which we obtain regulatory approval are provided for by the national laws of EU Member States. The requirements may differ across the EU Member States. Also at a national level, actions have been taken to enact transparency laws regarding payments between pharmaceutical companies and health care professionals.

We will be subject to applicable fraud and abuse, transparency, government price reporting and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any future product candidates for which we obtain marketing approval. Our current and future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect the business or financial arrangements and relationships through which we would research, market, sell and distribute our products. Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. The laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, any person or entity from knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal civil and criminal false claims laws, such as the False Claims Act, or FCA, and civil monetary penalty laws, which imposes significant penalties and can be enforced by private citizens through civil qui tam actions, prohibits individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment or approval by the federal government, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim, or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal health care programs for the product. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. Criminal prosecution is also possible for making or presenting a false, fictitious or fraudulent claim to the federal government. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product, providing consulting fees and other benefits to physicians to induce them to prescribe products, engaging in promotion for “off-label” uses, and submitting inflated best price information to the Medicaid Rebate Program. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA;

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HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, the Affordable Care Act amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by HITECH and its implementing regulations, which imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and healthcare providers and their respective business associates that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys; general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

∎	federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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the federal transparency requirements under the Physician Payments Sunshine Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to annually report to the Department of Health and Human Services information related to payments and other transfers of value provided to physicians (as defined by such law) and teaching hospitals, and for reporting beginning in January 1, 2022, to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives, and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members; and

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analogous state and foreign laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, track and report gifts, compensation and other remuneration provided to physicians, other health care providers and other health care entities, or drug pricing, and/or ensure the registration and compliance of sales personnel and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.

We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, some of whom are compensated with stock options including some who could influence the use of our product candidates, if approved. Because of the complex and far-reaching nature of these laws, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We could be adversely affected if regulatory agencies interpret our financial relationships with providers who may influence the ordering of and use our product candidates, if approved, to be in violation of applicable laws.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies, healthcare providers and other third parties, including charitable foundations, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time- and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. If our operations are found to be in violation of any of these laws or any other current or future governmental laws and regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

We are subject to certain U.S. and certain foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations, collectively, Trade Laws, prohibit, among other things, companies and their employees, agents, CROs, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We expect to rely on third parties for research, preclinical studies and clinical trials and/or to obtain necessary permits, licenses, patent registrations and other marketing approvals. We can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Requirements associated with being a public company will increase our costs significantly, as well as divert significant company resources and management attention.

After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the other rules and regulations of the Securities and Exchange Commission, or the SEC, or any securities exchange relating to public companies. Sarbanes-Oxley, as well as rules subsequently adopted by the SEC, and the Nasdaq Global Market to implement provisions of Sarbanes-Oxley, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Compliance with the various reporting and other requirements applicable to public companies requires considerable time and attention of management. We cannot assure you that we will satisfy our obligations as a public company on a timely basis.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. In addition, as a public company, it may be more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, our board committees or as executive officers.

We may also be subject to more stringent state law requirements. For example, on September 30, 2018, California Governor Jerry Brown signed into law Senator Bill 826, which generally requires public companies with principal executive offices in California to have a minimum number of females on the company’s board of directors. Each public company with principal executive offices in California is required to have at least one female on its board of directors, and by December 31, 2021, will be required to have at least two females on its board of directors if the company has at least five directors, and at least three females on its board of directors if the company has at least six directors. The new law does not provide a transition period for newly listed companies. We are currently compliant with the requirements, but there are no assurances that we will be compliant in the future. If we fail to comply with this new law, we could be fined by the California Secretary of State, with a $100,000 fine for the first violation and a $300,000 fine for each subsequent violation, and our reputation may be adversely affected.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We, and the third parties with whom we share our facilities, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Each of our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Each of our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. We could be held liable for any resulting damages in the event of contamination or injury resulting from the use of hazardous materials by us or the third parties with whom we share our facilities, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research and development. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to our Common Stock and this Offering

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon the completion of this offering or, if it does develop, it may not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

∎	our operating performance and the performance of other similar companies;

∎	our ability to enroll subjects in our ongoing and planned clinical trials;

∎	results from our ongoing clinical trials and future clinical trials with our current and future product candidates or of our competitors;

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changes in our projected operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;

∎	regulatory or legal developments in the United States and other countries;

∎	the level of expenses related to future product candidates or clinical development programs;

∎	our ability to achieve product development goals in the timeframe we announce;

∎	announcements of clinical trial results, regulatory developments, acquisitions, strategic alliances or significant agreements by us or by our competitors;

∎	the success or failure of our efforts to acquire, license or develop additional product candidates;

∎	recruitment or departure of key personnel;

∎	the economy as a whole and market conditions in our industry;

∎	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock;

∎	the expiration of market standoff or contractual lock-up agreements;

∎	the size of our market float; and

∎	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many life sciences companies. Stock prices of many biopharmaceutical companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. For example, the ongoing COVID-19 pandemic has negatively affected the stock market and investor sentiment and has resulted in significant volatility. The price of our common stock may be disproportionately affected as investors may favor traditional profit-making industries and companies during times of market uncertainty and instability. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, additional borrowings under our loan agreement, collaborations and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Additional debt financing, if available, may involve agreements that include covenants further limiting or restricting our ability to take specific actions beyond those contained in our existing loan agreement, such as further limitations on our ability to incur additional debt, make capital expenditures or declare dividends.

If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Substantial amounts of our outstanding shares may be sold into the market when lock-up or market standoff periods end. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale and the market perceives that sales will occur. After this offering, we will have outstanding shares of our common stock, based on the number of shares outstanding as of June 30, 2020. All of the shares of common stock sold in this offering will be available for sale in the public market. Substantially all of our outstanding shares of common stock are currently restricted from resale as a result of market standoff and “lock-up” agreements, as more fully described in “Shares Eligible for Future Sale.” These shares will become available to be sold 181 days after the date of this prospectus. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements.

After our initial public offering, certain of our stockholders will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders, subject to market standoff and lockup agreements. We also intend to register shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff or lock-up agreements. Jefferies LLC and Evercore Group L.L.C. may, in their discretion, permit our stockholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.

The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $                 per share as of June 30, 2020, based on an assumed initial public offering price of our common stock of $                 per share, the midpoint of the price range on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our common stock.

We will have broad discretion in the use of the net proceeds of this offering and may not use them effectively or in ways that increase the value of our share price.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering, but we currently expect such uses will include             . We will have broad discretion in the application of the net proceeds, including working capital and other general corporate purposes, and you and other stockholders may disagree with how we spend or invest these proceeds. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or only very few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

∎	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

∎	reduced disclosure obligations regarding executive compensation; and

∎	not being required to hold a non-binding advisory vote on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved.

In addition, as an “emerging growth company” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have not elected to use this extended transition period under the JOBS Act.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. In addition, the terms of our loan agreement with K2 preclude us from paying cash dividends. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

The concentration of our stock ownership will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Based upon shares outstanding as of June 15, 2020, our executive officers, directors and the holders of more than 5% of our outstanding common stock, in the aggregate, beneficially owned approximately 76.3% of our common stock, and upon the completion of this offering, that same group, in the aggregate, will beneficially own approximately         % of our common stock, assuming that these holders do not purchase any shares in this offering, no exercise by the underwriters of their option to purchase additional shares, no exercise of outstanding options or warrants and after giving effect to the issuance of shares in this offering. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

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permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

∎	provide that the authorized number of directors may be changed only by resolution of the board of directors;

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provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock;

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provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

∎	divide our board of directors into three classes;

∎	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

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do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

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provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

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provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided, that, this Delaware forum provision set forth in our of our amended and restated certificate of incorporation and amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Further, our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least % of our then-outstanding common stock.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, or Section 203. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants, the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a breach of fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General

Corporation Law, our certificate of incorporation or bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware and (vi) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine; provided, that this Delaware forum provision set forth in our amended and restated certificate of incorporation will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

∎	our plans to research, develop and commercialize MET409, MET642 and any future product candidates;

∎	our ability to obtain and maintain regulatory approval of our product candidates, in any of the indications for which we plan to develop them;

∎	our ability to obtain funding for our operations, including funding necessary to complete the clinical trials of any of our product candidates, including MET409 and MET642;

∎	the success, cost and timing of our product development activities, including our ongoing and planned clinical trials of MET409 and MET642;

∎	the size of the markets for our product candidates, and our ability to serve those markets;

∎	our ability to successfully commercialize our product candidates, if approved;

∎	the rate and degree of market acceptance of our product candidates, if approved;

∎	our ability to develop and maintain sales and marketing capabilities, whether alone or with potential future collaborators;

∎	regulatory developments in the United States and foreign countries;

∎	the performance of our third-party service providers, including our suppliers and manufacturers;

∎	the safety, efficacy and market success of competing therapies that are or become available;

∎	our ability to attract and retain key scientific or management personnel;

∎	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

∎	our ability to attract and retain collaborators with development, regulatory and commercialization expertise;

∎	our use of the proceeds from this offering;

∎	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; and

∎

our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates and our ability to operate our business without infringing on the intellectual property rights of others.

In some cases, you can identify these statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expects,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes. These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We discuss many of the risks associated with the forward-looking statements in this prospectus in greater detail under the heading “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should carefully read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $                 million (or approximately $                 million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by $                , assuming the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds of this offering as follows:

∎	to ; and

∎	for working capital and other general corporate purposes, including the additional costs associated with being a public company.

We may also use a portion of the net proceeds from this offering to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current plans, commitments or obligations to do so.

We believe that the net proceeds from this offering and our existing cash, cash equivalents and short-term investments, together with interest thereon, will be sufficient to fund our operations through at least the next                 months, although there can be no assurance in that regard.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the progress, cost and results of our preclinical and clinical development programs, our ability to obtain additional financing, and other factors described under “Risk Factors” in this prospectus, as well as the amount of cash used in our operations and any unforeseen cash needs. We may find it necessary or advisable to use the net proceeds for other purposes, and our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant, and subject to the restrictions contained in any future financing instruments. In addition, the terms of our loan agreement with K2 restrict our ability to pay dividends. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of June 30, 2020 as follows:

∎	on an actual basis;

∎

on a pro forma basis to reflect (1) the conversion of all outstanding shares of our convertible preferred stock as of June 30, 2020 into                 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock and warrant liability to permanent equity in connection with the completion of this offering, and (2) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

∎

on a pro forma as adjusted basis to give further effect to our issuance and sale of                 shares of common stock in this offering at an assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash, cash equivalents and short-term investments and capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

AS OF JUNE 30, 2020
	ACTUAL		PRO FORMA	PRO FORMA AS ADJUSTED (1)
(unaudited, in thousands, except share and par value data)
Cash, cash equivalents and short-term investments	$		$	$

Capitalization:
Warrant liability	$		$	$
Long-term debt – classified as current, net of debt discount
Convertible preferred stock, $0.0001 par value; shares authorized; shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted		—

Common stock, $0.0001 par value;             shares authorized;             shares issued and             shares outstanding, actual;             shares authorized,             shares issued and             shares outstanding, pro forma;             shares authorized,             shares issued and             shares outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive income
Accumulated deficit

Total stockholders’ equity (deficit)

Total capitalization	$		$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us at the assumed initial public offering price per share of $ (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares in the table above excludes, as of June 30, 2020:

∎	shares of common stock issuable upon the exercise of outstanding options as of June 30, 2020, at a weighted-average exercise price of $ per share;

∎

117,924 shares of common stock issuable upon the exercise of a warrant outstanding as of June 30, 2020, with an exercise price of $2.12 per share, which warrant is exercisable to purchase shares of our Series C convertible preferred stock and will automatically convert to a warrant to purchase an equivalent number of shares of our common stock upon the completion of this offering;

∎

                shares of common stock reserved for future issuance under our 2020 Plan which will become effective upon the execution and delivery of the underwriting agreement for this offering (including shares of common stock reserved for issuance under our 2015 Plan which shares will be added to the shares reserved under the 2020 Plan upon its effectiveness); and

∎	shares of common stock reserved for issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of June 30, 2020, we had a historical net tangible book deficit of $                 million, or $                 per share of common stock. Our historical net tangible book deficit per share represents the amount of our total tangible assets less total liabilities and convertible preferred stock, divided by the total number of shares of common stock outstanding (including                 shares of restricted common stock which are subject to a right of repurchase by us) at June 30, 2020.

After giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2020 into                 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock and warrant liability to permanent equity in connection with the completion of this offering, our pro forma net tangible book value as of June 30, 2020 is $                 million, or $                 per share of our common stock.

After giving further effect to the sale of                 shares of common stock that we are offering at the initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2020 is $                 million, or approximately $                 per share. This amount represents an immediate increase in pro forma net tangible book value of $                 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $                 per share to new investors participating in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book deficit per share at June 30, 2020, before giving effect to this offering	$
Pro forma increase in historical net tangible book value per share attributable to conversion of all outstanding shares of convertible preferred stock

Pro forma net tangible book value per share at June 30, 2020, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $                , and dilution in pro forma net tangible book value per share to new investors by approximately $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

An increase of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by

approximately $                 and decrease the dilution to investors participating in this offering by approximately $                 per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, a decrease of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $                 and increase the dilution to investors participating in this offering by approximately $                 per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $             per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $             per share and the dilution per share to new investors would be $             per share, in each case assuming an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus).

The following table summarizes on a pro forma as adjusted basis as of June 30, 2020, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculation below is based on the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders			$		$
Investors participating in this offering

Total		100.0%		100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $                 million, $                 million and $                , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $                 million, $                 million and $                , respectively, assuming the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables and calculations exclude:

∎	shares of common stock issuable upon the exercise of outstanding options as of June 30, 2020, at a weighted-average exercise price of $ per share;

∎

                shares of common stock reserved for future issuance under our 2020 Plan which will become effective upon the execution and delivery of the underwriting agreement for this offering (including shares of common stock reserved for issuance under our 2015 Plan which shares will be added to the shares reserved under the 2020 Plan upon its effectiveness); and

∎	shares of common stock reserved for issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The following selected consolidated statements of operations data for the six months ended June 30, 2019 and 2020 and the selected consolidated balance sheet data as of June 30, 2020 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In our opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. You should read these data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected for any other period in the future.

	YEARS ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Collaboration revenues	$1,450	$—
Operating expenses:
Research and development	22,937	25,973
General and administrative	5,242	4,031

Total operating expenses	28,179	30,004

Loss from operations	(26,729)	(30,004)
Other income (expense):
Interest income	934	1,418
Interest expense	—	(347)
Other income (expense)	(26)	—

Total other income (expense)	908	1,071

Net loss	$(25,821)	$(28,933)

Other comprehensive loss:
Unrealized gain (loss) on available-for-sale securities, net	(53)	94

Comprehensive loss	$(25,874)	$(28,839)

Net loss per common share, basic and diluted (1)	$(2.42)	$(2.39)

Weighted average shares of common stock outstanding, basic and diluted (1)	10,666,840	12,125,095

Pro forma net loss per common share, basic and diluted (unaudited) (2)		$(0.30)

Pro forma weighted average shares of common stock outstanding, basic and diluted (unaudited) (2)		97,218,783

(1)

See Note 1 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

(2)

The calculations for the unaudited pro forma net loss per common share, basic and diluted, and the pro forma weighted average shares of common stock outstanding, basic and diluted, assume the conversion of all our outstanding shares of convertible preferred stock into shares of our common stock, as if the conversion had occurred at the beginning of the period presented, or the issuance date, if later.

	AS OF DECEMBER 31,		AS OF JUNE 30, 2020
	2018	2019
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$72,986	$55,651
Working capital	69,871	43,331
Total assets	77,804	60,281
Warrant liability	—	184
Long-term debt – classified as current, net of debt discount	—	9,099
Convertible preferred stock	122,465	122,465
Accumulated deficit	(54,509)	(83,442)
Total stockholders’ deficit	(51,465)	(78,237)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing best-in-class therapies for patients with liver and gastrointestinal, or GI, diseases. Our most advanced program targets the farnesoid X receptor, or FXR, which is central to modulating liver and GI diseases. FXR agonism has been investigated in large-scale clinical trials and has shown clinically relevant improvements in non-alcoholic steatohepatitis, or NASH, a liver disease characterized by excess liver fat, inflammation and fibrosis. We believe that potency, sustained exposure and continuous target engagement are key to optimizing therapeutic benefit with an FXR targeted therapy. Leveraging our extensive chemistry and biology expertise, we have built a proprietary library of over 2,500 FXR compounds, and have selected two novel, oral FXR candidates from a unique chemical scaffold, MET409 and MET642, that have the potential to deliver improved tolerability and therapeutic outcomes. MET409 and MET642 were purposefully designed to be differentiated treatments for NASH as potent, sustained FXR agonists, with the ability to be dosed orally once daily. With our program, we believe we can develop best-in-class FXR agonist therapies for NASH and other GI diseases.

Our most advanced product candidate, MET409, has been investigated in a Phase 1b proof-of-concept clinical trial in NASH patients, in which it demonstrated notable improvements in NASH biomarkers after 12 weeks of treatment. Using magnetic resonance imaging proton density fat fraction, or MRI-PDFF, as the form of measurement, the majority of patients in this clinical trial experienced a reduction of liver fat by at least 30% from baseline which is a percentage that correlated with NASH improvement through liver biopsy in third party clinical studies. MET409 was well tolerated, with no serious adverse events reported.

To evaluate the potential of our FXR program as the backbone of combination therapy in NASH, we plan to evaluate MET409 in combination initially with an antidiabetic agent that has previously shown clinical benefits in NASH in a Phase 2a clinical trial, expected to start in the first half of 2021. We may also use other agents in future clinical trials. Type 2 diabetes and NASH co-exist in many patients, with abnormal liver fat content being present in up to 70%, and biopsy-proven NASH detected in 20%, of type 2 diabetic patients.

In addition to MET409, we are currently evaluating our second FXR candidate, MET642, in a Phase 1 clinical trial in healthy volunteers. MET642 originates from the same chemotype as MET409, and has shown more potent FXR target engagement, comparable pharmacology results and improved pharmaceutical properties than MET409 in preclinical studies. Following completion of the Phase 1 trial, we plan to further evaluate MET642 in a Phase 2a, 16-week, randomized, placebo-controlled trial in patients with NASH.

To date, we have devoted substantially all of our resources to organizing and staffing our company, business, planning, raising capital, researching, discovering and developing our pipeline in FXR and other drug targets and general and administrative support for these operations. We do not have any products approved for sale and have not generated any product sales. We have funded our operations primarily through the private placement of convertible preferred stock and the issuance of long-term debt. To date, we have raised gross proceeds of approximately $124.8 million from the issuance of convertible preferred stock and $10.0 million under our loan agreement with K2. As of December 31, 2019, we had cash, cash equivalents and short-term investments of $55.7 million.

We have incurred net losses since our inception. Our net loss was $28.9 million for the year ended December 31, 2019. As of December 31, 2019, we had an accumulated deficit of $83.4 million. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and preclinical studies and our expenditures on other research and development activities. We expect our expenses and operating losses will increase substantially as product candidates from our FXR program and any future product candidates advance through preclinical studies and clinical trials, and as we expand our clinical, regulatory, quality and manufacturing capabilities, incur significant commercialization expenses for marketing, sales, manufacturing and distribution, if we obtain marketing approval for any of our product candidates, and incur additional costs associated with operating as a public company.

We do not expect to generate any revenues from product sales unless and until we successfully complete development and obtain regulatory approval for one or more product candidates, which will not be for many years, if ever. Accordingly, until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our cash needs through a combination of equity offerings, debt financings, additional borrowings under our loan agreement, collaborations and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and could force us to delay, reduce or terminate our research and development programs or other operations, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Financial Operations Overview

Revenues

To date, we have not generated any revenues from the commercial sale of any products, and we do not expect to generate revenues from the commercial sale of any products for the foreseeable future, if ever. For the year ended December 31, 2018, revenues were derived from our research collaboration with Novo Nordisk A/S, or Novo, that concluded in July 2018.

Research and Development Expenses

To date, our research and development expenses have related primarily to discovery efforts and preclinical and clinical development of our product candidates. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Research and development expenses include:

∎	salaries, payroll taxes, employee benefits and stock-based compensation charges for those individuals involved in research and development efforts;

∎

external research and development expenses incurred under agreements with contract research organizations, or CROs, investigative sites and consultants to conduct our preclinical, toxicology and clinical studies;

∎	costs related to manufacturing our product candidates for clinical trials and preclinical studies, including fees paid to third-party manufacturers;

∎	laboratory supplies;

∎	costs related to compliance with regulatory requirements; and

∎	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent, maintenance of facilities, insurance, equipment and other supplies.

The following table summarizes our research and development expenses allocated by program for the periods indicated (in thousands):

	YEARS ENDED DECEMBER 31,
	2018	2019
Third-party research and development expenses:
FXR program	$13,421	$15,346
Other research programs	1,472	2,082

Total third-party research and development expenses	14,893	17,428
Unallocated expenses	8,044	8,545

Total research and development expenses	$22,937	$25,973

Unallocated expenses consist primarily of our internal personnel related costs, facility costs and lab supplies.

We plan to substantially increase our research and development expenses for the foreseeable future as we continue the development of our FXR program and discovery of new product candidates. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future clinical trials and preclinical studies of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which product candidates to pursue and how much funding to direct to each product candidate on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and our ongoing assessments as to each product candidate’s commercial potential. We will need to raise substantial additional capital in the future. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Our development costs may vary significantly based on factors such as:

∎	per patient trial costs;

∎	the number and scope of preclinical studies;

∎	the number of trials required for approval;

∎	the number of sites included in the trials;

∎	the countries in which the trials are conducted;

∎	the length of time required to enroll eligible patients;

∎	the number of patients that participate in the trials;

∎	the number of doses that patients receive;

∎	the drop-out or discontinuation rates of patients;

∎	potential additional safety monitoring requested by regulatory agencies;

∎	the duration of patient participation in the trials and follow-up;

∎	the phase of development of the product candidate; and

∎	the efficacy and safety profile of the product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and employee-related costs, including stock-based compensation, for personnel in executive, finance and other administrative functions. Other significant costs include facility-related costs, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services, insurance and, in 2018, previously deferred equity financing costs. We anticipate that our general and administrative expenses will increase in the future to support our expanded research and development activities and infrastructure and, if any of our product candidates receive marketing approval, commercialization activities. We also anticipate increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, board of director fees, and investor relations costs associated with operating as a public company.

Other Income (Expense)

Other income (expense) consists primarily of interest income from our cash, cash equivalents and short-term investments and interest expense under our loan agreement.

Results of Operations

Comparison of the Years Ended December 31, 2018 and 2019

The following table summarizes our results of operations for the years ended December 31, 2018 and 2019:

	YEARS ENDED DECEMBER 31,		CHANGE
	2018	2019
	(in thousands)
Collaboration revenues	$1,450	$—	$(1,450)
Operating expenses:
Research and development	22,937	25,973	3,036
General and administrative	5,242	4,031	(1,211)

Total operating expenses	28,179	30,004	1,825

Loss from operations	(26,729)	(30,004)	(3,275)
Other income (expense):
Interest income	934	1,418	484
Interest expense	—	(347)	(347)
Other income (expense)	(26)	—	26

Total other income (expense)	908	1,071	163

Net loss	$(25,821)	$(28,933)	$(3,112)

Collaboration Revenues. The $1.5 million decrease in collaboration revenues was due to the completion of our collaboration with Novo in July 2018.

Research and Development Expenses. Research and development expenses were $22.9 million and $26.0 million for the years ended December 31, 2018 and 2019, respectively. The increase of $3.0 million was due primarily to increases of $1.4 million of clinical trial costs related to our FXR program, $1.2 million of manufacturing related expenses in support of our FXR program, $0.4 million of stock-based compensation and $0.6 million of expense related to our other research programs, offset by a $0.6 million decrease in preclinical expenses related to our FXR program.

General and Administrative Expenses. General and administrative expenses were $5.2 million and $4.0 million for the years ended December 31, 2018 and 2019, respectively. The decrease of $1.2 million was due primarily to a decrease of $1.5 million related to deferred equity financing costs expensed in 2018 and a decrease of $0.2 million of personnel related expenses, offset by an increase of $0.5 million of stock-based compensation.

Liquidity and Capital Resources

We have incurred net losses and negative cash flows from operations since our inception and anticipate we will continue to incur net losses for the foreseeable future. As of December 31, 2019, we had cash, cash equivalents and short-term investments of $55.7 million.

Loan Agreement

We borrowed $10.0 million in the first tranche under our loan agreement with K2 in August 2019, as amended in March 2020, and may borrow up to an additional $15.0 million in a fourth tranche at our option through December 31, 2020, subject to (i) our achievement of certain clinical milestones and (ii) receipt of at least $70.0 million of net proceeds from either a preferred equity financing or an underwritten initial public offering. The available credit under the second and third tranche of the loan agreement expired on June 30, 2020.

The term loans bear interest at a floating annual rate equal to the greater of (i) the prime rate used by lender plus 2.0% (6.75% at December 31, 2019), and (ii) 7.25%. The monthly payments are interest-only until September 1, 2021 or September 1, 2022, in the event we have received at least $70.0 million of net proceeds from either a preferred equity financing or an underwritten initial public offering and are not in default. Subsequent to the interest-only period, the term loans will be payable in equal monthly installments of principal plus accrued and unpaid interest, through the term loan maturity date which is either (i) September 1, 2023 or, (ii) in the event the final tranche is funded in full, September 1, 2024. In addition, we are obligated to pay a final payment fee of 5.25% of the original principal amount of the term loans at the term loan maturity date. We may elect to prepay all, but not less than all, of the term loans prior to the term loan maturity date, subject to a prepayment fee of up to 3.0% (which fee is 3% at December 31, 2019) of the then outstanding principal balance. After repayment, no term loan amounts may be borrowed again.

Our obligations under the loan agreement are secured by a security interest in substantially all of our assets, other than our intellectual property. The loan agreement includes customary affirmative and negative covenants and also includes standard events of default, including an event of default based on the occurrence of a material adverse event, and a default under any agreement with a third party resulting in a right of such third party to accelerate the maturity of any debt in excess of $0.3 million. The negative covenants include, among others, restrictions on us transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying cash dividends or making other distributions, making investments, creating liens, selling assets and making any payment on subordinated debt, in each case subject to certain exceptions. Upon the occurrence and continuance of an event of default, the lender may declare all outstanding obligations immediately due and payable and take such other actions as set forth in the loan agreement. As of December 31, 2019, we were in compliance with all applicable covenants under the loan agreement.

The following table sets forth a summary of the net cash flow activity for each of the periods indicated:

	YEARS ENDED DECEMBER 31,
	2018	2019
	(in thousands)
Net cash provided by (used in):
Operating activities	$(25,481)	$(27,748)
Investing activities	(57,217)	17,697
Financing activities	64,805	9,754

Net decrease in cash and cash equivalents	$(17,893)	$(297)

Operating Activities

Net cash used in operating activities was $25.5 million and $27.7 million for the years ended December 31, 2018 and 2019, respectively. The net cash used in operating activities during the year ended December 31, 2018 was primarily due to our net loss of $25.8 million, adjusted for $1.4 million of noncash charges and a $1.0 million change in operating assets and liabilities. Noncash charges during 2018 primarily consisted of $1.1 million of stock-based compensation expense, $0.3 million of depreciation expense and $0.5 million of amortization on our right-of-use asset, offset by $0.5 million of amortization of discounts on investments. Net cash used in operating activities during the year ended December 31, 2019 was primarily due to our net loss of $28.9 million, adjusted for $2.2 million of noncash charges and a $1.0 million change in operating assets and liabilities. Noncash charges during 2019 primarily consisted of $1.9 million of stock-based compensation expense, $0.3 million of depreciation expense, $0.1 million of noncash interest related to the amortization of the debt discount on our term loans and $0.6 million of amortization on our right-of-use asset, offset by $0.6 million of amortization of discounts on investments.

Investing Activities

Net cash used in investing activities of $57.2 million for the year ended December 31, 2018 was due primarily to the purchase of $73.0 million of short-term investments and the purchase of $0.7 million of property and equipment, including laboratory and office equipment, furniture and leasehold improvements, offset by the maturity of $16.5 million of short-term investments. Net cash provided by investing activities of $17.7 million for the year ended December 31, 2019 was due primarily to the maturity of $70.8 million of short-term investments, offset by the purchase of $53.0 million of short-term investments and the purchase of $0.1 million of property and equipment.

Financing Activities

Net cash provided by financing activities was $64.8 million and $9.8 million for the years ended December 31, 2018 and 2019, respectively. Net cash provided by financing activities for the year ended December 31, 2018 was due to $64.7 million of net proceeds from the sale of Series C convertible preferred stock and $0.1 million of proceeds from the exercise of stock options. Net cash provided by financing activities for the year ended December 31, 2019 was primarily due to net proceeds of $9.7 million under our loan agreement and proceeds from the exercise of stock options.

Funding Requirements

We believe that our existing cash, cash equivalents and short-term investments, together with the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements through at least the next             months. In particular, we expect the net proceeds from this offering will allow us to complete             and             . However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could expend our capital resources sooner than we expect. Additionally, the process of testing product candidates in clinical trials is costly, and the timing of progress and expenses in these trials is uncertain.

Our future capital requirements will depend on many factors, including:

∎	the scope, rate of progress and costs of our drug discovery, preclinical development activities, laboratory testing and clinical trials for our product candidates;

∎	the number and scope of clinical programs we decide to pursue;

∎	the scope and costs of manufacturing our product candidates and commercial manufacturing activities;

∎	the cost, timing and outcome of regulatory review of our product candidates;

∎	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

∎	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;

∎	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our product candidates;

∎	the costs associated with being a public company;

∎	the timing of any milestone and royalty payments to The Salk Institute for Biological Studies, or The Salk, or other future licensors;

∎	the extent to which we acquire or in-license other product candidates and technologies; and

∎	the cost associated with commercializing our product candidates, if they receive marketing approval.

Until such time, if ever, as we can generate substantial product revenues to support our cost structure, we expect to finance our cash needs through a combination of equity offerings, debt financings, additional borrowings under our loan agreement, collaborations and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

We have prepared cash flow forecasts which indicate that based on our expected operating losses and negative cash flows, there is substantial doubt about our ability to continue as a going concern without raising additional capital within 12 months after the date that the consolidated financial statements for the year ended December 31, 2019 were issued. Our independent registered public accounting firm also included an explanatory paragraph in its report on our consolidated financial statements as of and for the year ended December 31, 2019 indicating that there is substantial doubt about our ability to continue as a going concern.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2019 (in thousands):

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-term debt (including interest and fees) (1)	$12,568	$737	$7,404	$4,427	$—
Operating lease obligations (2)	2,681	767	1,731	183	—

Total	$15,249	$1,504	$9,135	$4,610	$—

(1)	Our long-term debt, which consists of the amounts borrowed under our loan agreement with K2, bears interest at a floating annual rate equal to the greater of (i) the prime rate used by lender plus 2.0% (6.75% at December 31, 2019), and (ii) 7.25%. The amounts in the table above assume payment at our current interest rate of 7.25%, which is subject to change. The amounts in the above table also reflect the current interest-only period through September 1, 2021 and current maturity date of September 1, 2023.

(2)	Our operating lease obligations primarily relate to our current corporate headquarters and laboratory space in San Diego, California.

Under a license agreement with The Salk, or the FXR License Agreement, we have payment obligations that are contingent upon future events such as our achievement of specified development, regulatory and commercial milestones and are required to make development milestone payments and royalty payments in connection with sublicensing revenue and the sale of products developed under that agreement. As of December 31, 2019, we were unable to estimate the timing or likelihood of achieving the milestones or making future product sales and, therefore, any related payments are not included in the table above. For additional information regarding the FXR License Agreement, including our payment obligations thereunder, see “FXR License Agreement” in the “Business” section of this prospectus and Note 3 to our consolidated financial statements appearing elsewhere in this prospectus.

We enter into contracts in the normal course of business with clinical trial sites and clinical supply manufacturers and with vendors for preclinical studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts and not included in the table above.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 1 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies and estimates to be most critical to the preparation of our consolidated financial statements.

Accrued Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid expense accordingly. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Stock-Based Compensation Expense

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. We estimate the fair value of all stock option grants using the Black-Scholes option pricing model and recognize forfeitures as they occur. Estimating the fair value of equity awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of variables, including the fair value of the underlying common stock on the date of grant, the risk-free interest rate, the expected stock price volatility, the expected term of stock options, and the expected dividend yield. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. See Note 5 to our consolidated financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted during the years ended December 31, 2018 and 2019. As of December 31, 2019, the unrecognized stock-based compensation expense related to stock options was $4.4 million and is expected to be recognized as expense over a weighted average period of approximately 2.28 years. The intrinsic value of all outstanding stock options as of December 31, 2019 was approximately $     million, based on the estimated public

offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, of which approximately $     million related to vested options and approximately $     million related to unvested options.

Common stock valuations

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations, which is the most subjective input into the Black-Scholes option pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, taking into account input from management and independent third-party valuation analyses. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. Our determinations of the fair value of our common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid.

Our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

∎	valuations of our common stock performed by independent third-party valuation specialists;

∎	our stage of development and business strategy, including the status of research and development efforts of our product candidates, and the material risks related to our business and industry;

∎	our results of operations and financial position, including our levels of available capital resources;

∎	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

∎	the lack of marketability of our common stock as a private company;

∎

the prices of our convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

∎	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions;

∎	trends and developments in our industry; and

∎	external market conditions affecting the life sciences and biotechnology industry sectors.

The Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our future operations, discounting to the present value with an appropriate risk adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. Each valuation methodology was considered in our valuations.

The various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock in accordance with the Practice Aid include the following:

∎

Current Value Method. Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest.

∎

Option Pricing Method, or OPM. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

∎

Probability-Weighted Expected Return Method, or PWERM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

For the year ended December 31, 2019, we granted options to purchase 158,000 shares of our common stock at a fair value of $0.41 per share.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to complete an initial public offering or other liquidity event and the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different.

Following the completion of this offering, the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Other Company Information

Net Operating Loss and Research and Development Carryforwards and Other Income Tax Information

At December 31, 2019, we had federal net operating loss carryforwards of $78.5 million, of which $51.8 million were generated after 2017 and can be carried forward indefinitely. The remaining federal net operating loss carryforwards of $26.7 million, which were generated prior to 2018, will begin to expire in 2034, if not previously utilized. At December 31, 2019, we also had state loss carryforwards of $41.8 million, which will begin to expire in 2034, if not previously utilized.

We have not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since our formation due to the complexity and cost associated with such a study and the fact that there may be additional such ownership changes in the future. Pursuant to Code Sections 382 and 383, annual use of our net operating loss and research and development tax credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley.

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included elsewhere in this prospectus for information about recent account pronouncements, the timing of their adoption, and our assessment, if any, of their potential impact on our financial condition and results of operations.

Off-Balance Sheet Arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2019, our cash, cash equivalents and short-term investments consisted of cash, money market funds, commercial paper, corporate debt securities and asset backed securities. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature and low risk profile of the instruments in our portfolio, a 10% change in market interest rates would not have a material impact on our financial condition and/or results of operations.

Our outstanding long-term debt bears interest at a floating annual rate equal to the greater of (i) the prime rate used by Lender plus 2.0% (6.75% at December 31, 2019), and (ii) 7.25%. The impact of a 10% change in market interest rates would be less than $0.1 million annually and would not have a material impact on our financial condition and/or results of operations.

Foreign Currency

In May 2019, we formed a wholly-owned Australian subsidiary, Metacrine, Pty Ltd. The functional currency of Metacrine, Pty Ltd is the United States dollar. Assets and liabilities of Metacrine, Pty Ltd that are not denominated in the functional currency are remeasured into U.S. dollars at foreign currency exchange rates in effect at the balance sheet date except for nonmonetary assets and capital accounts, which are remeasured at historical foreign currency exchange rates in effect at the date of transaction. Expenses are generally remeasured at foreign currency exchange rates which approximate average rates in effect during each period. Net realized and unrealized gains and losses from foreign currency transactions and remeasurement are reported in other income (expense), net, in the consolidated statements of operations. As of December 31, 2019, Metacrine, Pty Ltd had no substantive operations.

In addition to the activities of Metacrine, Pty Ltd, we incur expenses, including for manufacturing of clinical trial materials, outside the United States based on contractual obligations denominated in currencies other than the U.S. dollar, including Euros. At the end of each reporting period, these liabilities are converted to U.S. dollars at the then-applicable foreign exchange rate. As a result, our business is affected by fluctuations in exchange rates between the U.S. dollar and foreign currencies. We do not enter into foreign currency hedging transactions to mitigate our exposure to foreign currency exchange risks. Exchange rate fluctuations may adversely affect our expenses, results of operations, financial position and cash flows. However, to date, these fluctuations have not been significant and a movement of 10% in the U.S. dollar exchange rate would not have a material effect on our results of operations.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe inflation has had a material effect on our results of operations during the periods presented.

BUSINESS

Company Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing best-in-class therapies for patients with liver and gastrointestinal, or GI, diseases. Our most advanced program targets the farnesoid X receptor, or FXR, which is central to modulating liver and GI diseases. FXR agonism has been investigated in large-scale clinical trials and has shown clinically relevant improvements in non-alcoholic steatohepatitis, or NASH, a liver disease characterized by excess liver fat, inflammation and fibrosis. We believe that potency, sustained exposure and continuous target engagement are key to optimizing therapeutic benefit with an FXR targeted therapy. Leveraging our extensive chemistry and biology expertise, we have built a proprietary library of over 2,500 FXR compounds, and have selected two novel, oral FXR candidates from a unique chemical scaffold, MET409 and MET642, that have the potential to deliver improved tolerability and therapeutic outcomes. MET409 and MET642 were purposefully designed to be differentiated treatments for NASH as potent, sustained FXR agonists, with the ability to be dosed orally once daily. With our program, we believe we can develop best-in-class FXR agonist therapies for NASH and other GI diseases.

In 2015, there were an estimated 17 million people in the United States with NASH, which is expected to increase to an estimated 27 million people by 2030. Left untreated, patients’ disease may progress to liver failure, which is life-threatening without a successful liver transplant. NASH is expected to become the leading cause for liver transplants in the United States. Additionally, patients with NASH often present with metabolic disease and other co-morbidities, which is likely to require combination therapy. Currently, there are no approved therapies for NASH. Diet and lifestyle modifications for weight loss are encouraged; however, adherence by patients is low. Medications are used to address common comorbidities of NASH, such as diabetes, but the effectiveness of this approach to treat or control NASH has been inconclusive. We believe FXR agonists can be used as a monotherapy treatment, as well as the backbone of combination therapy, for patients with NASH. Our goal is to discover, develop and deliver foundational treatments for patients with NASH that can be used as either a monotherapy treatment or in combination with other therapies.

Numerous therapies are being explored across the industry to treat NASH; however, it has been challenging to demonstrate significant clinical benefit to date. FXR is a nuclear hormone receptor expressed selectively in various tissues, including the liver and GI tract, and implicated in multiple cellular processes that regulate bile acids, lipid metabolism and inflammation. Targeting FXR has demonstrated improvements in NASH in large-scale clinical trials, including reversal of fibrosis, which we believe makes this a scientifically validated target for the treatment of NASH patients. The FXR agonist class for the treatment of NASH has evolved over time as drug developers have sought to harness its potential, although each iteration to date has had limitations. Optimizing both the safety and efficacy of our FXR agonist product candidates has been the focus of our discovery and development efforts.

Our most advanced product candidate, MET409, has been investigated in a Phase 1b proof-of-concept clinical trial in NASH patients, in which it demonstrated notable improvements in NASH biomarkers after 12 weeks of treatment. Using magnetic resonance imaging proton density fat fraction, or MRI-PDFF, as the form of measurement, the majority of patients in this clinical trial, experienced a reduction of liver fat by at least 30% from baseline, which is a percentage that correlated with NASH improvement through liver biopsy in third party clinical studies. This was a double-blind, randomized, placebo-controlled, multi-center trial that enrolled 58 patients in which MET409 was dosed orally at 50 mg or 80 mg, once daily. In patients receiving MET409, liver fat reduction of 30% or greater from baseline was observed in 75% (12/16) and 93% (13/14) of patients at the 50 mg and 80 mg doses, respectively, as compared to 11% in placebo treated patients, as measured by MRI-PDFF. The mean change in liver fat reduction from baseline with MET409 was 38% and 55% for the 50 mg and 80 mg doses, respectively, as compared to 6% with placebo. This resulted in a placebo corrected liver fat improvement of approximately 32% and 49% with MET409 at 50 mg and 80 mg doses, respectively. These reductions in liver fat observed with MET409 exceed what has been demonstrated with other FXR agonists in reported clinical studies generally ranging from 15% to 21% after correcting for placebo effect. In addition, MET409 was able to normalize liver fat in approximately 31% (5/16) and 29% (4/14) of the patients at the 50 mg and 80 mg doses, respectively, while none of the patients who received placebo showed normalization. Dose-dependent improvements in liver blood tests, such as alanine aminotransferase, or ALT, and gamma-glutamyl transferase, or GGT, were also observed in patients treated with MET409. MET409 was well tolerated, with no serious adverse events reported. Cholesterol changes, as expected with FXR treatment, were observed, as was pruritus, or itching, which is commonly associated with FXR agonists.

To evaluate the potential of our FXR program as the backbone of combination therapy in NASH, we plan to evaluate MET409 in combination initially with an antidiabetic agent that has previously shown clinical benefits in NASH in a Phase 2a clinical trial, expected to start in the first half of 2021. We may also use other agents in future clinical trials. Type 2 diabetes and NASH co-exist in many patients, with abnormal liver fat content being present in up to 70%, and biopsy-proven NASH detected in 20%, of type 2 diabetic patients. We are continuing to evaluate other potential combination clinical trials with MET409 in NASH, as well as developing MET409 as a monotherapy. We anticipate selecting a candidate of MET409 or MET642 for a Phase 2b monotherapy biopsy trial in NASH as early as in the second half of 2021, and beginning that trial as early as the end of 2021 if the candidate is MET409 or the first half of 2022 if the candidate is MET642.

In addition to MET409, we are currently evaluating our second FXR candidate, MET642, in a Phase 1 clinical trial in healthy volunteers. MET642 originates from the same base chemotype as MET409, and has shown more potent FXR target engagement, comparable pharmacology results and improved pharmaceutical properties than MET409 in preclinical studies. Following completion of the Phase 1 trial, we plan to further evaluate MET642 in a Phase 2a, 16-week, randomized, placebo-controlled trial in patients with NASH.

We also plan to develop our FXR product candidates as potential treatments for GI diseases affecting large patient populations with high unmet need and to opportunistically explore other disease areas. We intend to pursue development of our FXR agonist product candidates for the treatment of Inflammatory Bowel Disease, or IBD, including Ulcerative Colitis, or UC, and Crohn’s disease, as we believe FXR plays a key role in the disease process of IBD. Patients with IBD can suffer from abdominal pain and bloody diarrhea and have increased risk of colorectal cancer. The global incidence of IBD is increasing and, as of 2015, it was estimated that there were 3.1 million people in the United States with IBD. Injectable biologics are commonly used to treat patients with moderate-to-severe IBD. While these biologic agents can be effective initially, they increase the risk of opportunistic infections and can be challenging to administer. We believe an oral, once-daily therapy with FXR agonists could be an attractive treatment option for UC patients that may prefer oral administration instead of injectable biologics that are cumbersome to administer chronically. In preclinical studies of our FXR agonists, we have observed improvement in colon inflammation on a level similar to that of injectable biologics currently used for treatment. We intend to submit an investigational new drug application, or IND, for either MET409 or MET642 in the first half of 2022 and initiate a Phase 2a proof-of concept clinical trial for the treatment of UC in the first half of 2022 after data from our clinical trials in healthy volunteers and NASH is available. Such data will be used to help inform our Phase 2a clinical trial for the treatment of UC.

In addition to our FXR program, we have continued to invest in drug discovery on other therapeutic targets that have effects on inflammation and/or fibrosis for which we believe we could develop proprietary small molecule therapies.

Below is a summary of our research and development programs, all of which are wholly-owned by us:

Pipeline Program Discovery Lead Optimization Preclinical Phase 1 Phase 2 Phase 3 FXR MET409 MET642 MET409: NASH Monotherapy MET409: NASH Combination with Anti-Diabetic Agent MET642: NASH Monotherapy (Ongoing) MET409 or MET642: UC Monotherapy FXR Program Anticipated Milestones MET642 Preliminary Topline Data Expected in Q32020 and Full Data in Q42020 MET409: Initiate Phase 2a Combination Trial in NASH in 1H2021 MET642: Initiate Phase 2a Monotherapy Trial in NASH in 1H2021 MET409 or MET642: Initiate Phase 2a Monotherapy Trial in UC in 2022 after data from our clinical trials in NASH is available; such data will be used to help design our Phase 2a Monotherapy Trial in UC. MET409 or MET642: Initiate Phase 2b Monotherapy Trial in NASH as Early as the End of 2021 if Candidate is MET409 or 1H2022 if Candidate is MET642.

Our Strategy

Our goal is to discover, develop and deliver innovative treatments that improve the health of patients with liver and GI disease. To achieve our goal, we plan to:

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Establish our FXR agonists as best-in-class treatments for patients with NASH. We are developing best-in-class treatments for patients with NASH that can be used as a monotherapy treatment or as part of combination therapy, which we believe is likely to become the standard-of-care for treating NASH. We believe that potency, sustained exposure and continuous target engagement are key to optimizing therapeutic benefit with an FXR targeted therapy. We also believe that the unique chemical scaffold of MET409 and MET642, relative to other FXR agonist candidates in clinical development, has the potential to deliver improved tolerability and therapeutic outcomes. Our lead candidate, MET409, has demonstrated notable reductions in liver fat and improvements in other NASH biomarkers and was generally well tolerated in our Phase 1b clinical trial as a monotherapy. We plan to submit an IND in the fourth quarter of 2020 and initiate a Phase 2a combination trial in the first half of 2021 of MET409 initially with an antidiabetic agent in patients with type 2 diabetes and NASH, and we expect to report topline data in the first half of 2022. MET642 is being evaluated in a Phase 1 clinical trial and we expect to report interim data in the third quarter of 2020 and full data in the fourth quarter of 2020. We plan to submit an IND in the fourth quarter of 2020 and initiate a Phase 2a, randomized, placebo-controlled trial of MET642 in patients with NASH in the first half of 2021, following the submission of an IND with interim data expected to be reported in the second half of 2021 and topline data expected in the first half of 2022.

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Expand the development of our FXR program into IBD and establish clinical proof-of-concept. Targeting FXR represents a novel approach to treating IBD. We have developed an extensive portfolio of FXR agonists that are designed to be taken orally once daily, and plan to submit an IND in the first half of 2022 and initiate a Phase 2a clinical trial in UC patients in the first half of 2022. In this trial, we plan to leverage relevant clinical endpoints to demonstrate clinical proof-of-concept in patients with UC as an indication for FXR agonists. If successful in achieving clinically meaningful activity in UC, we plan to meet with regulatory authorities to discuss expedited development strategies.

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Leverage our expertise in drug discovery and development to advance and expand our pipeline in liver and GI diseases. We believe our product candidates may be used as therapies to treat diseases beyond NASH. We will continue to discover and develop novel therapies targeting FXR as well as other drug targets, particularly those involved in inflammation and/or fibrosis. Based on our internal chemistry and biology expertise, we believe we can build a robust pipeline of innovative treatments for a range of liver and GI diseases.

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Build a highly innovative, fully integrated company to commercialize approved candidates from our FXR program. Based on the preclinical and clinical results observed with our FXR agonists, we believe we can develop best-in-class FXR agonists for NASH. To realize the full potential of our FXR agonists, we plan to develop targeted commercial capabilities in key geographies and establish a specialty sales force to bring our products, if approved, to market.

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Enhance our capabilities through strategic partnership and collaboration opportunities. We are developing a pipeline of differentiated product candidates today, all of which are wholly-owned. We plan to selectively evaluate collaboration and partnership opportunities with biopharmaceutical companies whose capabilities and resources are synergistic or additive to our own, particularly in geographies outside the United States. In addition, we may pursue in-licensing opportunities that would benefit from our chemistry and biology expertise and development capabilities.

Our Team and Investors

We have assembled a team of industry leaders with experience across multiple disciplines. Collectively, our leadership team has contributed to the successful discovery and development of 11 approved products for a range of diseases. Our executive leadership team has extensive experience in leading successful biotech companies and research and development organizations, including Preston Klassen, M.D., our President and Chief Executive Officer, who is a leading nephrologist with more than 20 years of experience in global clinical development, regulatory management and executive leadership. Dr. Klassen has led the development and approvals of multiple therapeutics in renal, diabetes and other cardiometabolic diseases and has extensive experience in corporate strategy. In addition, Hubert Chen, M.D., our Chief Medical Officer, is a board-certified endocrinologist with more than 15 years of experience in both clinical medicine and basic science research, spanning from early discovery to marketing approval in multiple disease areas, including hepatitis, fibrosis, and inflammatory disease.

Since our founding in 2014, we have invested in building a foundation of chemistry and biology expertise to drive innovative drug discovery and development. We believe these internal capabilities allow us to gain insights into disease targets and mechanisms and more quickly and purposefully design therapies with characteristics that we view as key to safety and efficacy. To fund our efforts, we have raised approximately $125 million in capital from leading venture capital funds, healthcare-dedicated investors and institutional investors such as Alexandria Venture Investments, ARCH Venture Partners, Arrowmark Partners, Deerfield Management, Franklin Templeton Investments, Invus, LifeSci Capital, Lilly Asia Ventures, New Enterprise Associates, Polaris Partners, venBio, Venrock Healthcare Capital Partners, and Vivo Capital.

Background on NASH Disease

Non-alcoholic fatty liver disease, or NAFLD, is one of the most common liver diseases worldwide and is associated with obesity, type 2 diabetes and metabolic syndrome. NAFLD refers to conditions in which the liver accumulates excess fat in the absence of excessive alcohol use. According to the National Institutes of Health, between 30-40% of adults in the United States have NAFLD, and approximately 20% of those have NASH, which is characterized by inflammation and ballooning in the liver. Over time, people with NASH may develop scarring or fibrosis of the liver, which can progress to cirrhosis. Approximately 40% of patients diagnosed with NASH progress to more advanced fibrosis or liver cirrhosis (fibrosis stage 2 and higher), which increases risk for hepatocellular carcinoma, or liver cancer, as well as cardiovascular disease. NASH is commonly associated with obesity and type 2 diabetes and is expected to become the leading indication for liver transplants in the United States. Currently, there are no approved therapies for NASH, and as the prevalence is expected to increase from approximately 17 million patients in 2015 to 27 million patients in the United States by 2030, there is a significant need for effective and tolerable treatments for this chronic disease. Individuals with type 2 diabetes are approximately five times more likely to progress to NASH than non-diabetic individuals.

Clinical Progression of Fatty Liver Disease Fatty Liver NASH Cirrhosis Hepatocellular Carcinoma

Current Disease Management and Unmet Need in NASH

Conventionally, NASH is diagnosed using liver biopsies and the NAFLD Activity Score, or NAS, is used to assess severity. The NAS evaluates and scores three categories on a low-to-high point scale system: (a) steatosis, or liver fat (0 to 3); (b) ballooning, which is a form of damage to liver cells (0 to 3); and (c) inflammation of the liver (0 to 2). The three categories are totaled with score ranges from 0 to 8, with higher scores indicating greater NASH severity. In addition to the NAS, liver histology is also assessed for fibrosis using a 0 to 4 stage scale. Stage 0 is no fibrosis, Stage 4 is cirrhosis, and intervening stages account for levels of fibrosis between Stage 0 and Stage 4.

Non-invasive methods to diagnose NASH and fibrosis are gaining traction. Both ultrasounds and magnetic resonance imaging, or MRIs, have shown the ability to assess hepatic steatosis and fibrosis with high accuracy. In addition, various blood tests have also been used to assess hepatic steatosis, which include measurements of common liver function markers such as aspartate aminotransferase, or AST, and alanine aminotransferase as well as more specialized markers of fibrosis.

Currently, there are no approved therapies for NASH. Diet and lifestyle modifications for weight loss are encouraged; however, adherence by patients is low. Medications are used to address common comorbidities of NASH, such as diabetes, but the effectiveness of this approach to treat or control NASH has been inconclusive. Given the significant need for NASH therapies, many companies are currently pursuing development of drugs across multiple mechanisms, with several having reported initial clinical trial results. While numerous drug targets are being explored to treat NASH, it has been challenging to demonstrate a significant clinical benefit across inflammation, ballooning and fibrosis. Efficacy in clinical trials is typically demonstrated by showing improvement or resolution of the NAS or reversal of fibrosis. Definitive assessment of both of these endpoints typically requires liver biopsy; however, non-invasive imaging and biomarkers are increasingly being used for assessment as they correlate with findings on liver biopsy. Several studies have shown that reduction of liver fat, measured by non-invasive imaging, by at least 30% from baseline in patients is correlated with clinical improvements on liver biopsy. As such, the use of non-invasive imaging in early NASH clinical trials to evaluate changes in liver fat is commonly used.

FXR in NASH

Certain drugs that target FXR and its pathway have shown, in liver biopsies, significant clinical benefit across the areas of inflammation, ballooning and/or fibrosis. Expressed selectively in various tissues, including the liver and GI tract, FXR is a nuclear hormone receptor implicated in multiple cellular processes that regulate bile acids, lipid metabolism and inflammation. FXR activation in the GI tract leads to release of fibroblast growth factor 19, or FGF19, which signals through receptors in the liver. Preclinical studies and clinical trials have shown that FGF19 signaling with use of an engineered FGF19 variant can have a beneficial impact in NASH. However, FGF19 variants require daily injection, which can cause injection site reactions, have caused significant elevations in low density lipoprotein, or LDL, cholesterol, in preclinical studies and clinical trials, and have been associated with GI side effects. Preclinical studies have shown the importance of targeting FXR directly in the liver beyond FGF19 signaling alone.

The first generation of FXR agonists are derived from a bile acid chemical structure, an example of which is obeticholic acid, or OCA. OCA has shown sustained FXR engagement with oral, once-daily dosing and demonstrated clinical benefit, measured by liver biopsy for both NAS and fibrosis improvement; however, OCA has shown a high rate of pruritus in treated patients, which has limited the use of higher doses of OCA in clinical trials. In addition, OCA is characterized by adverse effects of increased LDL cholesterol and liver toxicity, which also limited its use at higher doses. A number of attempts have been made to develop FXR agonists with more transient target receptor engagement, in an effort to avoid dose-limiting adverse effects. These transient FXR agonists have failed to demonstrate superior efficacy or tolerability. As such, there remains a gap in identifying FXR agonists that can provide a wider therapeutic index, in which greater efficacy can be achieved while minimizing the impact of side effects.

Our Solution

Since our founding in 2014, we have invested in building a foundation of chemistry and biology expertise to drive innovative drug discovery and development. We believe these internal capabilities allow us to gain insights into disease targets and mechanisms and more quickly and purposefully design therapies with characteristics that we view as key to safety and efficacy. With this systematic approach, we have designed novel, proprietary FXR clinical product candidates arising from a unique chemical scaffold with the potential to be best-in-class for NASH.

We believe that potency, sustained exposure and continuous target engagement are key to optimizing therapeutic benefit with an FXR targeted therapy. Leveraging our extensive chemistry and biology expertise, we have built a proprietary library of over 2,500 FXR compounds, and have selected two novel, oral FXR candidates from a unique chemical scaffold, MET409 and MET642, that have the potential to deliver improved tolerability and therapeutic outcomes. MET409 and MET642 were purposefully designed to be differentiated treatments for NASH as potent, sustained FXR agonists, with the ability to be dosed orally once daily.

In preclinical assays, MET409 and MET642 selectively bound FXR at 16 nanomolar, or nM, and 2.5 nM, respectively, which was approximately seven-fold and 39-fold more potent than OCA, which bound FXR at 116 nM in the same assay, which we believe supports a wide therapeutic window. Potency is the amount of a drug that is needed to produce a given pharmacological effect and is determined by the receptor affinity of a drug. Our FXR clinical product candidates are designed to be dosed orally, once daily and have shown sustained FXR target engagement in multiple preclinical animal models and humans based on pharmacokinetics, or PK, as well as blood biomarkers. We believe FXR agonism simultaneously addresses multiple pathogenic mechanisms of NASH, including steatosis, inflammation and fibrosis and addresses both the metabolic and fibrotic elements of the disease. We believe the potential mechanism of action, combined with the potential for a wide therapeutic index and convenience of oral administration, make our FXR product candidates an ideal therapy to be used in combination with other treatments for NASH.

Our FXR Program for the Treatment of NASH

MET409 Phase 1b Proof-of-Concept Clinical Trial in NASH Patients

In January 2020, we completed a Phase 1b proof-of-concept clinical trial of MET409 in NASH patients. This 12-week, randomized, double-blind, placebo-controlled, multi-center trial enrolled a total of 58 patients. Patients enrolled had to have (1) biopsy-proven NASH, (2) corrected T1, which is a measurement of iron that correlates with liver injury, that was 830 ms or greater on multiparametric MRI, or (3) liver stiffness that was 8.5 kPa or greater on transient elastography. The thresholds for corrected T1 and liver stiffness were selected to enhance the probability of including patients with NASH and fibrosis. All patients were required to have 10% or greater liver fat as measured by MRI-PDFF. Patients were randomized to oral, once-daily treatment with MET409 at 50 mg or 80 mg doses or to placebo.

In independent studies, liver fat reduction of 30% or greater from baseline has been correlated with histologic improvements in NASH patients. In our Phase 1b clinical trial, liver fat reduction from baseline of 30% or greater was observed in 75% of patients (12/16) and 93% of patients (13/14) at the 50 mg and 80 mg doses, respectively, as compared to 11% of placebo-treated patients (2/18) as shown in the figures below. These results suggest a dose response relationship for MET409.

Individual Liver Fat Response Observed in Phase 1b Clinical Trial-12 Weeks Placebo 50mg 80mg % Change from Baseline 90 60 30 0 -30 -60 -90 30% threshold (correlates with histological improvement) 11% 75% 93%** *P<0.001 vs. Placebo **P<0.0001 vs. Placebo

Further, the magnitude of liver fat reduction observed following treatment with MET409 was robust enough that 31% (5/16) and 29% (4/14) of patients treated with MET409 at 50 mg and 80 mg, respectively, achieved a normal level of fat in their livers (defined to mean less than 5%), as shown in the figure below. As NASH, by definition, is an inflammatory liver disease in the setting of excess liver fat, normalization of liver fat could be beneficial and possibly correlate with longer term clinical benefit. None of the patients in the placebo arm achieved liver fat normalization.

MET409 Normalized Liver Fat in Phase 1b Clinical Trial Proportion of patients <5% liver fat 40% 20% 0% 0% 31%* 29%* Placebo MET 409 50mg MET 409 80mg *p<0.05 vs. Placebo

The mean change in liver fat reduction from baseline with MET409 was 38% and 55% for the 50 mg and 80 mg dose groups, respectively, as compared to 6% with the placebo group. This resulted in a placebo corrected liver fat improvement of approximately 32% and 49% with MET409 at 50 mg and 80 mg doses, respectively. These findings are superior to what has been reported by other FXR drugs in development, generally ranging from 15% to 21% after correcting for placebo effect, and also compare favorably to other drug targets for NASH in development that have also evaluated liver fat changes with MRI-PDFF at 12 weeks of dosing.

In addition to liver fat improvement, treatment with MET409 also resulted in other NASH biomarker improvements. As shown in the figure below, there was a numerical, dose-dependent ALT reduction associated with MET409 treatment, as measured by the percentage of patients with a 30% or greater reduction in relative ALT. Results from the study showed that 31% (5/15) and 50% (7/14) of patients treated with MET409 50 mg and 80 mg, respectively, experienced a reduction in ALT, compared with 17% (3/18) in placebo-treated patients, although these differences were not statistically significant. MET409 also resulted in a 30% or greater relative GGT reduction in 81% (13/16) and 64% (9/14) of patients receiving MET409 at 50 mg and 80 mg doses, respectively, compared with 0% of placebo-treated patients (post-hoc, P<0.001).

MET409 Responder Analysis- 30% Improvement Proportion of patients achieving endpoint>=30% PDFF reduction >=30% ALT reduction >=30% GGT reduction Placebo 50 mg 80 mg *P<0.001 vs Placebo

Two patients in the 50mg MET409 dose groups showed a transient elevation in serum ALT and AST. These changes were asymptomatic and not associated with adverse changes in serum GGT. Two patients in the MET409 50 mg cohort, and one patient in the MET409 80 mg cohort, each had a temporary interruption in study drug administration (lasting 6-14 days) due to treatment-related ALT increases, but all were able to resume treatment and complete the trial. One patient in the MET409 80mg cohort experienced grade 3 drug-related elevations in serum ALT and AST, leading to discontinuation of the study, but was also found to have concurrent repeated alcohol uptake. Two patients in the 50 mg cohort with the highest relative increases in ALT at Week 8 also had among the largest relative LFC reductions of -84% and -70% at Week 12. A post-hoc analysis showed that the magnitude of ALT increase did not correlate with circulating levels of MET409. We believe that these results suggest that the ALT increases were not dose or exposure dependent. Transient, asymptomatic ALT increases have been reported with other clinical candidates being developed for NASH, including with several FXR agonists. We believe these elevations to be clinically insignificant and possibly due to benign adaptation of liver cells as a result of rapid de-lipidation with MET409 treatment.

Phase 1 Clinical Trials of MET409

In 2019, we completed a Phase 1 clinical trial of MET409 in healthy male volunteers in the Netherlands, which involved two parts: (1) a single-ascending dose and (2) a multiple-ascending dose, or MAD, in which subjects were given MET409 for 14 days at increased doses. This clinical trial was designed to evaluate the safety, PK, and FXR target engagement level of MET409 as measured by blood-based biomarkers. This Phase 1 trial showed MET409 to have a sustained PK profile with oral, once-daily dosing. Evidence of FXR target engagement was assessed by measurement of FGF19 and 7a-hydroxy-4-cholesten-3-one, or C4, blood biomarkers. As shown in the figure below, ad-hoc analyses showed that in the 50 mg MAD group, MET409 resulted in approximately 80% suppression of C4 consistent with FXR activation. At doses of 80 mg and higher, MET409 resulted in greater than 95% suppression of C4. MET409 was generally well tolerated with no serious adverse advents.

MET409 Demonstrated FXR Target Engagement in Phase 1 Clinical Trial Pharmacokinetics Pharmacodynamics (C4) MET 409 Conc. (ug/ml) Time (hr) Day 14 results shown C4 (ng/mL, Mean+- SD)

In the first half of 2019, we completed Part 1 of our Phase 1b trial, which was a 4-week, single-center, open-label trial of MET409 at 50 mg in 11 NASH patients. Following four weeks of treatment, patients showed a mean reduction of liver fat of 20% from baseline as measured by MRI-PDFF, as well as decreases in ALT and GGT. MET409 was generally well-tolerated with no serious adverse events and no cases of pruritus determined to be related to MET409.

MET409 Safety and Tolerability Results

Treatment with MET409 has not led to any drug-related, serious adverse events in healthy subjects or NASH patients to date, and has been generally well-tolerated. Similar to other FXR agonists in clinical development, MET409 has shown increases in serum low-density lipoprotein cholesterol, or LDL-C, as well as decreases in serum high-density lipoprotein cholesterol, or HDL-C. In the Phase 1b 12-week clinical trial with NASH patients, HDL-C levels changed: 20.3%, -23.4%, and 7.8% with MET409 50 mg, 80 mg, and placebo, respectively; and LDL-C levels changed 6.8%, 23.7%, and -1.5% with MET409 50 mg, 80 mg, and placebo, respectively, from baseline to day 84. We believe these results are reflective of on-target FXR pharmacology. As with other FXR agonists, MET409 has also been associated with pruritus. In the Phase 1b 12-week clinical trial with NASH patients, 16% (3/19) and 40% (8/20) of patients treated with MET409 at 50 mg and 80 mg, respectively, experienced generalized pruritus that was determined to be related to treatment with MET409. Moderate levels of pruritus were observed in 10% (2/19) and 30% (6/20) of patients with MET409 at 50 mg and 80 mg, respectively, with the remainder of pruritus cases classified as mild. No cases of severe pruritus were seen at either MET409 dose levels. One patient in each of the MET409 cohorts had a temporary interruption in study drug administration (lasting 7-8 days each) due to pruritus, but both were able to resume treatment and complete the study. Two patients from the 80mg cohort discontinued due to pruritus. No GI symptoms leading to treatment discontinuation were observed in individuals receiving with MET409 at 50 mg, and two individuals treated with MET409 at 80 mg experienced temporal nausea (n=2), vomiting (n=2), and/or diarrhea (n=1), and were able to resume treatment and complete the trial.

In vitro studies showed MET409 inhibited CYP3A4 in a time dependent manner. CYP3A4 is a drug metabolizing enzyme in the liver and intestine, which may lead to potential drug-drug interactions. In 2018, we conducted a Phase 1 drug-drug interaction clinical trial in healthy volunteers with MET409 and midazolam, a sensitive CYP3A4 substrate, in which MET409 moderately inhibited midazolam’s metabolism. This finding may influence the future monitoring and/or dose adjustment of concomitant medications that are metabolized by CYP3A4.

We have completed several preclinical studies in mice, rats, and non-human primates, or NHPs, to characterize the mechanism, safety and toxicology of MET409. To date, we have evaluated the safety of MET409 in animals dosed up to 13 weeks in IND-enabling Good Laboratory Practice, or GLP, toxicology studies. In addition, we are currently conducting six-month rat and nine-month NHP GLP toxicology studies for MET409 to support longer-term clinical trials.

Planned Further Development of MET409 in NASH

FXR agonism simultaneously addresses multiple pathogenic mechanisms of NASH, including steatosis, inflammation and fibrosis. We believe that FXR agonists address both the metabolic and fibrotic elements of the disease, making them an ideal therapy to be used alone or in combination with other treatments for NASH. Based on the efficacy and safety results and potential wider therapeutic window of MET409 observed in the Phase 1b randomized clinical trial in NASH patients, we believe our product candidates could become the backbone for combination treatment with other therapies that have the potential to treat NASH.

Clinical trials have shown that certain classes of antidiabetic agents, such as glucagon-like peptide 1 (GLP-1) analogs or sodium-glucose transport protein 2 (SGLT-2) inhibitors, improved glycemic control, resulted in body weight loss, and reduce major adverse cardiovascular events. In addition, studies with these antidiabetic agents in NASH patients have demonstrated liver fat reduction and/or NASH resolution. Since these agents have the potential to improve NASH via a complementary mechanism of action, we believe the combination of MET409 and an antidiabetic agent is a promising therapeutic strategy, particularly in patients with both type 2 diabetes and NASH. We plan to submit an IND in the fourth quarter of 2020 and initiate a combination Phase 2a clinical trial in the United States in the first half of 2021. This 12-week trial will evaluate the safety of the combination treatment as well as any effects on efficacy biomarkers such as liver fat reduction as measured by MRI-PDFF and blood-based biomarkers. We expect to report topline data (for up to 120 subjects) from this trial in the first half of 2022. We will also continue to evaluate the merit of other drug combinations with MET409 for future clinical evaluation in NASH patients.

MET642 Preclinical Overview

MET642 is our second most advanced product candidate, which we are developing for the treatment of NASH. MET642 is derived from the same chemical scaffold as MET409, and has shown comparable FXR target engagement and pharmacology in preclinical studies as well as differentiated pharmaceutical properties. We are currently evaluating MET642 in a Phase 1 clinical trial, with a primary goal of retaining an overall drug profile similar to MET409, while reducing the potential for CYP3A4 inhibition. In preclinical assays, MET642 also showed greater potency on FXR of 2.5 nM, as compared to 16 nM with MET409.

We evaluated MET409 and MET642 in a NASH mouse model in which male mice were placed on a diet high in fat, fructose and cholesterol for 30 weeks. Biopsied livers identified mice that had developed NASH (fibrosis stage ≥ 1 and hepatic steatosis score ≥ 2). Mice with confirmed NASH were then randomized into different treatment groups of MET409 at 3 and 10 mg/kg, MET642 at 0.3 and 1 mg/kg as well as OCA 30 mg/kg and a vehicle control administered orally daily for eight weeks (n=12-14 per group).

After eight weeks of treatment, blinded evaluation of liver histology showed MET409 and MET642 both improved NASH to a similar degree as measured by changes in the NAS score. As shown in the figure below, changes in NAS for each mouse were derived from its own baseline NAS value. Livers were also assessed histologically for changes in fibrosis with MET642 showing a statistically significant (p<0.05) improvement at the 1 mg/kg dose of MET642 compared to both active and placebo controls.

MET642 Was More Potent than MET409 in NASH Model NAFLD Activity Score Fibrosis Improvement NAS (0-8) *p<0.05 Vehicle OCS 30mg/kg MET409 3mg/kg 10mg/kg MET642 0.3mg/kg 1mg/kg % of mice with decrease of 1+ stage Vehicle OCA 30 mpk MET409 3 mpk MET642 0.3 mpk 1 mpk Compounds dosed once daily for 8 weeks in diet-induced murine model (Gubra) MET642 (1 mpk) improved inflammation/steatosis and fibrosis similar to MET409 (10 mpk); both superior to OCA (30 mpk)

Safety and PK of MET642

We have completed several preclinical studies in mice and NHPs to characterize the mechanism, safety and toxicology of MET642. To date, we have evaluated safety in animals dosed up to 28 days in IND-enabling GLP toxicology studies and have observed no material behavioral or physiological changes in treated animals or notable adverse effects on cardiovascular, respiratory or other systems. Liver weight increases as well as elevations in bilirubin and alkaline phosphatase in the blood have been observed, which we believe reflect FXR pharmacology. No significant safety findings were observed across preclinical studies that evaluated oral dose levels of MET642 at a predicted safety margin of approximately 64-fold and 149-fold in rats and NHPs, respectively. The PK and pharmacodynamic, or PD, characteristics of MET642 have been evaluated in rodents and NHPs. As shown in the figure below, MET642 showed a similar sustained PK profile in NHPs as compared to MET409. MET642 also showed repression of serum C4, a PD marker of FXR target engagement, at lower doses compared to MET409, which suggests greater potency for MET642.

MET642 Sustained Profile Observed with Once Daily Oral Dosing in NHPs Higher potency of MET642 over MET409 demonstrated in vivo Pharmacokinetics Pharmacodynamics (C4) MET642 MET 409 3 mg/kg 1 mg/kg 0.3 mg/kg Time (hr) Mean Plasma Conc. (ug/mL) Mean Plasma Conc. (ug/mL) Mean Plasma C4 (ug/ml) Mean Plasma C4 (ug/mL) 1 0.1 0.01 0.001 0.010 0.005 0.000 1 0.1 0.01 0.001 0.010 0.008 0.006 0.004 0.002 LLOQ 0.000

MET642 was well tolerated at doses up to 10 mg/kg in rat and 50 mg/kg in NHP dosed for 28 days. We are currently conducting 16-week GLP toxicology studies in advance of our planned Phase 2a clinical trials.

We have completed in vitro studies to evaluate CYP interactions with MET642, which showed no evidence of CYP3A4 inhibition, including no evidence of time-dependent CYP3A4 inhibition.

Planned Further Development of MET642 in NASH

We initiated a Phase 1 clinical trial in Australia of MET642 in healthy volunteers in the first half of 2020, and we expect to report additional interim data in the third quarter of 2020 and full data in the fourth quarter of 2020. The trial involves two parts: (1) a single-ascending dose and (2) a multiple-ascending dose in which subjects are given MET642 for 14 days. The primary objectives of this trial are to evaluate safety and tolerability, and we will also evaluate PK and FXR target engagement through the measurement of FGF19 and C4 blood biomarkers. FGF19 and C4 are both regulated in response to activation of FXR. FGF19 blood levels increase with FXR activation in the GI tract, and C4, a marker of bile acid synthesis in the liver, decreases with FXR activation.

As shown in the figure below, after single-dose administration in healthy subjects, MET642 showed repression of serum C4, a PD marker of FXR target engagement, at lower doses compared to MET409, which suggests greater potency for MET642.

Preliminary data after a single dose in our Phase 1 trial of healthy volunteers demonstrates a sustained PD profile. MET642 C4(ng/ml) Placebo 10mg 30mg 100mg 300mg Time (hr) MET409 C4(ng/ml) Placebo 30mg 50mg 100mg 200mg 400mg Time (hr)

Following completion of the Phase 1 clinical trial with MET642, we plan to submit an IND in the fourth quarter of 2020 and initiate a Phase 2a clinical trial in NASH patients in the United States in the first half of 2021, with interim data (for approximately 60 subjects) expected in the second half of 2021 and topline data (for up to 180 subjects) expected in the first half of 2022. The doses to be evaluated will be based on FXR target engagement and safety results observed in the ongoing Phase 1 clinical trial. The primary objective of the trial will be to assess MET642 effect on liver fat reduction as measured by imaging using MRI-PDFF. In addition, we plan to assess PK, safety, and changes in NASH-related blood biomarkers.

We plan to initiate longer-term, six-month rat and nine-month NHP GLP toxicology studies for MET642 in the fourth quarter of 2020, which will be required to enable longer-term clinical trials. We also continue to explore potential additional indications for our FXR program in diseases beyond NASH.

Our FXR Program for the Treatment of GI Diseases

We believe that targeting FXR can have a beneficial impact in IBD, including UC and Crohn’s disease. These diseases afflict a large number of patients and there continues to be a need for new therapies. We intend to submit an IND in the first half of 2022 for either MET409 or MET642 and initiate a Phase 2a proof-of-concept clinical trial for the treatment of UC in the second half of 2022 after data from our clinical trials in healthy volunteers and NASH is available. Such data will be used to help inform our Phase 2a clinical trial in UC.

IBD Overview

IBD is a significant global health issue and is thought to occur due to a maladaptive immune response to gut microbes. UC and Crohn’s are the two primary types of IBD. Patients with IBD can suffer from abdominal pain and bloody diarrhea and also be at increased risk of colorectal cancer. The global incidence of IBD is increasing and as of 2015, it was estimated that there were 3.1 million people in the United States with IBD.

UC is characterized by continuous mucosal inflammation, which begins in the rectum and may extend to parts of or all of the colon. In contrast, Crohn’s is characterized by full thickness inflammation that can occur anywhere in the GI tract but most typically involves the small intestine and colon. Crohn’s can lead to fistulas and strictures, which may necessitate surgical intervention. Symptoms for UC and Crohn’s can vary depending on the location and severity of inflammation, but some of the most common symptoms are diarrhea, abdominal cramps and rectal bleeding. Extraintestinal manifestations of IBD such as arthritis, skin rash and liver disease can also occur.

Goals in treatment of IBD are to induce and maintain remission while improving the patient’s quality of life. For patients with moderate-to-severe IBD, medical treatment options have limitations in terms of long-term efficacy and side effects and have complicated administration regimens. There is approximately 10% clinical remission benefit over placebo for existing medical treatment options. Injectable biologics have become a mainstay of treatment in

IBD patients. While these agents can be effective, long-term response to these agents is often reduced over time, in part due to the development of neutralizing antibodies. Injectable biologics are also cumbersome to administer chronically. Additionally, many of the biologic and other oral therapies for IBD result in an immunosuppressive effect that can increase the risk of opportunistic infections and malignancy. Regardless of therapy, most patients with IBD who are treated do not achieve clinical remission and combination therapy is generally limited by potentially additive immunosuppressive effects. Novel, effective therapies are needed for this condition, and we believe that an oral once-daily treatment for IBD that does not increase the risk of infections could be a beneficial treatment for patients.

Mechanism of FXR in IBD and Preclinical Studies

Industry studies suggest FXR activity is required for normal intestinal homeostasis, and therefore represents an attractive therapeutic target for treating IBD. Expressed in the GI tract, FXR has been shown to regulate epithelial cell tight junctions, which are crucial in maintaining a barrier from the gut microbiome and mucosa. In addition, FXR can also impact antimicrobial molecules that are released by GI epithelial cells to help regulate the gut microbiome population. Activation of FXR also reduces the production, and in turn, the amount of bile acids in the GI tract. Bile acids are known to be pro-inflammatory, can worsen diarrheal symptoms, and can impact the gut microbiome. Published studies in FXR knockout mice demonstrated worsening colitis when exposed to chemical irritants such as trinitrobenzene sulfonic acid, or TNBS, suggesting a role for FXR in IBD. Importantly, several studies have detected decreased FXR activity in Crohn’s colitis patients, as shown by reduced expression of FXR regulated genes including FGF19.

We have evaluated several of our FXR agonists, including MET409 and MET642, in a mouse model of immune-mediated colitis, which is relevant to human IBD, given the primary mechanism of injury involves T-cell mediated inflammation. Also known as an adoptive transfer model, immunodeficient mice received an intraperitoneal, or IP, injection of a T-cell population isolated from wild-type mice. Twenty-one days post cell-transfer, at which point some level of colitis developed, MET642 was given orally at 0.1 mg/kg, 0.3 mg/kg or 1 mg/kg daily. For comparison, mice were also administered vehicle (negative control) or anti-IL-12/23 antibody (positive control) 0.5 mg weekly via IP injection. After four weeks of treatment, colons were examined for gross anatomy as well as histology.

Histological analysis provides a detailed depiction of the inflammation and injury in the colon. A histologic index was used to evaluate inflammation, erosion, mucosal hyperplasia and gland loss. As shown in the figure below, treatment with MET642 at increasing doses and anti-IL-12/23 led to statistically significant improvements in colon histology.

Colon Histopathology Score in Adoptive Mouse Transfer Model Sum score (0-20) Normal Vehicle Anti IL-12 MKET642 0.1mg/kg MET642 0.3mg/kg MET642 1mg/kg Values are means+/- SE, n=5-10/group *p < 0.0001 vs Vehicle

Representative histological images at the same magnification show MET642 and anti-IL-12/23 treated mice had significantly less inflammatory infiltrate in the mucosa, as shown by “M” in the images below, and edema, as shown by “E”, as compared to vehicle treated animals.

Naive Vehicle Anti IL-12 MET642 0.1mg/kg MET642 0.3mg/kg MET642 1mg/kg Images taken at same magnification (100x); M: most affected area, E: Edema

We have also observed statistically significant (p<0.05) improvements in colon histopathology with an internal FXR agonist in the multi-drug resistance mutation 1, or MDR1, knockout mouse which develops spontaneous colitis, as well as numerical improvements in a disease activity index, a measurement of rectal prolapse, rectal bleeding and stool consistency.

Most of the currently approved therapies for IBD are, by design, immunosuppressive agents that can increase a patient’s risk of developing infections. Tofacitinib, an oral, small molecule inhibitor of JAK kinase, approved for the treatment of UC, has been associated with increased risk of upper respiratory infections and herpes zoster (shingles). Using the mouse adoptive transfer model, we observed that the combination of MET642 and tofacitinib showed improved colon histopathology at lower dose levels than when administered alone. These results support the potential for FXR agonists as monotherapies or in combination with other therapies for the treatment of IBD.

Colon Histopathology Score in Adoptive Mouse Transfer Model Sum score (0-20) Naive Disease Vehicle Anti-ll 12 0.5mg Tofa 5 mpk Tofa 50 mpk MET642 0.03 mpk MET642 0.03 mpk & Tofa 5mpk Tofa- Tofacitinib, Mean +/- SEM *p<0.05, vs Vehicle, One-Way ANOVA with Dunnett's post test

Planned Further Development in IBD

We plan to submit an IND in the first half of 2022, and following acceptance, initiate a Phase 2a proof-of-concept clinical trial with either MET409 or MET642 in the first half of 2022 in moderate-to-severe UC patients. We expect that up to 180 patients will be randomized to receive the selected product candidate or placebo for 12 weeks. We expect that the primary objectives of the trial will be to evaluate the effect of our product candidate in UC by comparing mean changes in UC-100 scores, and key secondary objectives will be to assess endoscopic, histological and symptomatic improvements, based on the total Mayo score, as well as components of the Mayo score. The Mayo score is used to assess disease activity in UC and measures stool frequency, rectal bleeding, endoscopic findings and physician global assessment. Based on the results of this Phase 2a clinical trial, we will consider further development of MET409 or MET642 for the treatment of Crohn’s as well as larger clinical trials in UC.

Building a Broad Pipeline

Leveraging our extensive expertise in FXR biology, we are currently evaluating the benefits of FXR agonism in diseases beyond NASH and IBD to further expand the pipeline of indications for our FXR program. FXR agonism has shown promise to treat orphan cholestatic liver diseases with an approved therapy in the indication of primary biliary cholangitis. We believe that other cholestatic liver diseases, such as primary sclerosing cholangitis, and certain pediatric diseases, such as progressive familial intrahepatic cholestasis and Alagille syndrome, could be amenable to treatment with FXR therapy. We intend to be opportunistic in pursuing treatment options in multiple disease settings for our potential best-in-class FXR program.

Beyond our FXR program, we are focused on building a pipeline of novel product candidates against other drug targets. Given the high unmet need, particularly in NASH, we have sought to identify drug targets in inflammation and fibrosis for which we could develop proprietary small molecule drugs. We will continue to leverage our expertise in drug discovery and development to expand our pipeline in FXR and other drug targets for the treatment of liver and GI diseases.

FXR License Agreement

In January 2015, we entered into an exclusive patent license agreement, or the 2015 Salk Agreement, with The Salk Institute for Biological Studies, or The Salk, pursuant to which we licensed certain FXR- and FGF1-related intellectual property. On November 10, 2016, the 2015 Salk Agreement was amended and restated by two separate agreements: an amended and restated exclusive FXR license agreement for FXR-related intellectual property (as amended February 4, 2017 and July 25, 2018), or the FXR License Agreement, and an amended and restated exclusive FGF1 license agreement, or the FGF1 License Agreement, which terminated effective October 7, 2018. Pursuant to a second amendment to the FXR License Agreement, which we entered into with The Salk in July 2018, or the July 2018 amendment, we agreed to changes to certain of our FXR patent rights under the FXR License Agreement. As partial consideration for the 2015 Salk Agreement, the FXR License Agreement and the FGF1 License Agreement, we have issued The Salk an aggregate of 843,057 shares of our common stock.

Pursuant to the FXR License Agreement prior to its amendment in July 2018, The Salk granted us an exclusive, worldwide license under certain patents relating to FXR, or the Licensed Patents, to make, use, offer for sale, import, export and distribute products, or Licensed Products, covered by the Licensed Patents, or that use or incorporate certain technical information, or Technical Information, owned or controlled by The Salk. In addition, The Salk granted us a non-exclusive, worldwide license to use the Technical Information to research, develop, test, make, have made, use, offer for sale, sell, import, export, distribute and manufacture Licensed Products. We returned the Licensed Patents to The Salk pursuant to a notice delivered to The Salk in February 2018 as memorialized by the July 2018 amendment. Pursuant to the July 2018 amendment, we agreed to include within the definition of Licensed Products all of the patents and/or patent applications owned or controlled by us as of July 25, 2018 that cover FXR agonists for diagnosis, prevention and/or treatment of disease in humans. We are required to use commercially reasonable efforts to achieve certain diligence milestones with respect to the Licensed Products, including with respect to developing, producing and selling Licensed Products. We are also required to pay The Salk up to $6.5 million in milestone payments upon the completion of certain clinical and regulatory milestones, certain of which payments we may defer under certain circumstances. We are also obligated to pay The Salk a low single-digit percentage royalty on net sales, with a minimum annual royalty payment due beginning with the first commercial sale of each Licensed Product. The applicable minimum annual royalty payment amount depends on the number of years that have elapsed since the first commercial sale of a Licensed Product and is in the hundreds-of-thousands-of-dollars range. In addition, if we choose to sublicense the Licensed Product to any third parties, we must pay to The Salk a low single-digit percentage of all sublicensing revenue. In addition, in the event of a change of control, we are required to pay The Salk a low single-digit percentage of any payments and consideration that we receive in consideration of the change of control. We are no longer responsible for reimbursing The Salk for its patent costs incurred in connection with prosecuting and maintaining the Licensed Patents, which Licensed Patents we returned to The Salk.

We have agreed to indemnify The Salk and its affiliates against any third-party claims or actions directly or indirectly arising from or relating to the FXR License Agreement, except where the claim results solely from the gross negligence or willful misconduct of The Salk or its affiliates. Unless terminated earlier, the FXR License Agreement will expire upon the last to expire royalty term, which, as to a particular Licensed Product in a given country, is the earliest of (1) the expiration of the last to expire government exclusivity (other than patent exclusivity) for the Licensed Product in such country, or (2) ten years from the date of first commercial sale of such Licensed Product in such country. We may terminate the FXR License Agreement upon 90 days’ prior written notice to The Salk only in the event we, our affiliates and sublicensees have ceased all development and commercialization of Licensed Products and all commercial sales and all sublicenses have been terminated. The Salk may terminate the FXR License Agreement immediately upon written notice in the event of (1) default by us in our reporting, payment or indemnification obligations if we do not cure within 30 business days after receiving written notice from The Salk, default by us in our insurance obligations if we do not cure within 15 business days after receiving written notice from The Salk, or default by us in the performance of any other obligations in the FXR License Agreement if we do not cure within 60 days after receiving written notice from The Salk; or (2) if we cease to carry out our business, or become bankrupt or insolvent. The Salk may also terminate the FXR License Agreement in the event that it provides us with a written notice specifying the basis for its belief that we are not using reasonable efforts and diligence to meet our diligence obligations and we fail to respond within 30 days with written proof of our diligence and/or a plan for a cure that meets The Salk’s satisfaction.

Manufacturing

We do not own or operate manufacturing facilities for the production of any of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party contract manufacturers for all our required raw materials, drug substance and drug product needs for preclinical research and clinical trials. We do not have long-term agreements with any of these third parties. We also do not have any current contractual relationships for the manufacture of commercial supplies of any of our product candidates if they are approved. If any of our products are approved by any regulatory agency, we intend to enter into agreements with a third-party contract manufacturer and one or more back-up manufacturers for the commercial production of those products. Development and commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval.

Sales and Marketing

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. If MET409 or MET642 is approved, we intend to establish a specialty sales force and develop targeted commercial capabilities in key geographies. We expect to manage sales, marketing and distribution through internal resources and third-party relationships. In addition, we will opportunistically explore commercialization partnerships, particularly with entities who have strong capabilities in geographies outside the United States. As our product candidates progress through our pipeline, our commercial plans may change. Clinical data, the size of the development programs, the size of our target markets, the size of a commercial infrastructure and manufacturing needs may all influence our commercialization strategies.

Competition

The pharmaceutical and biotechnology industries are characterized by intense competition and rapid innovation. While we believe that our technology, development experience, and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including large multinational pharmaceutical companies, established biotechnology companies and specialty pharmaceutical companies, which have materially greater financial, manufacturing, marketing, research and drug development resources than we do. Large pharmaceutical companies in particular have extensive expertise in preclinical and clinical testing and in obtaining regulatory approvals for drugs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaborative or licensing relationships with our competitors.

We are aware of both private and public companies with development programs in NASH. These companies include, but are not limited to, 89Bio, Inc., Akero Therapeutics, Inc., Allergan, Inc., Bristol-Myers Squibb Company, CymaBay Therapeutics, Inc., Eli Lilly and Company, Enanta Pharmaceuticals, Inc., ENYO Pharma SA, Intercept Pharmaceuticals, Inc., Inventiva S.A., Gilead Sciences, Inc., Madrigal Pharmaceuticals, Inc., NGM Biopharmaceuticals, Inc., Novartis AG, Novo Nordisk A/S, Pfizer, Inc., Sanofi S.A., Shire plc, Terns Pharmaceuticals, Inc. and Viking Therapeutics, Inc. Several companies, including some of those mentioned above, have active research and development programs on FXR, including Intercept Pharmaceuticals, Inc.’s OCA, which has completed Phase 3 clinical trials and have submitted an NDA, Gilead’s cilofexor and Enanta’s EDP-305 which have completed Phase 2a clinical trials, and Novartis’ tropifexor which has completed Phase 2b clinical trials. The FDA recently denied accelerated approval for Intercept Pharmaceuticals, Inc.’s OCA based on the surrogate histologic endpoint of improvement of fibrosis as shown by liver biopsy with no worsening of NASH in lieu of clinical outcomes such as overall survival and time to transplant. Our commercial opportunity could be substantially limited in the event that our competitors develop and commercialize products that are more effective, safer, less toxic, more convenient or cheaper than our comparable products. In geographies that are critical to our commercial success, competitors may also obtain regulatory approvals before us, resulting in our competitors building a strong market position in advance of our product’s entry. We believe the competitive factors that will determine the success of our programs will be the efficacy, safety, pricing and reimbursement, and convenience of our product candidates.

Major, currently marketed IBD therapies include, but are not limited to, adalimumab (marketed as Humira by Pfizer, Inc.), infliximab (marketed as Remicade by Janssen Biotech, Inc.), tofacitinib (marketed as Xeljanz by Pfizer, Inc.), ustekinumab (marketed as Stelara by Janssen Biotech, Inc.), and vedolizumab (marketed as Entyvio by Takeda Pharmaceuticals, Inc.) and we are aware of several companies with development programs including, but not limited to, Abbvie Inc., Janssen Pharmaceuticals, Inc., Pfizer, Inc., and Takeda Pharmaceuticals, Inc.

Intellectual Property

The proprietary nature of, and protection for, our product candidates and our discovery programs, processes and know-how are important to our business. Our patent portfolio for our FXR program is at an early stage. For our product candidates, we generally pursue patent protection covering compositions of matter, methods of use and manufacture. Our policy is to pursue, maintain and defend patent rights in strategic areas, whether developed internally or licensed from third parties, and to protect the technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets and other proprietary know how that may be important to the development of our business.

For our MET409 FXR program, we own and have filed multiple patent families directed to composition-of-matter coverage of MET409, its formulations, and methods of use in the treatment of, including combination therapy, metabolic, liver, GI and other diseases and conditions. We have sought to protect our proprietary rights in MET409 by filing patent applications in the U.S., Europe, China, Japan and other foreign jurisdictions. Any patents issuing from patent applications in these patent families are projected to expire in the 2036-2041 timeframe, not including any patent term adjustments and any patent term extensions that may be available.

For our MET642 FXR program, we also own multiple patent families directed to composition-of-matter coverage of MET642, its formulations, and methods of use in the treatment of, including combination therapy, metabolic, liver, GI and other diseases and conditions. We have sought to protect our proprietary rights in MET642 by filing patent applications in the U.S., Europe, China, Japan and other foreign jurisdictions. Any patents issuing from patent applications in these patent families are projected to expire in the 2038-2041 timeframe, not including any patent term adjustments and any patent term extensions that may be available.

Furthermore, we have sought to protect our proprietary rights in additional FXR agonists that have differentiated compound structures from MET409 and MET642, by filing additional patent applications directed to composition-of-matter coverage, formulations and methods of use in the treatment of, including combination therapy, metabolic, liver, GI and other diseases and conditions. Any patents issuing from these additional patent filings are projected to expire in the 2036-2039 timeframe, not including any patent term adjustments and any patent term extensions that may be available.

Our commercial success will depend in part on obtaining and maintaining patent protection of our current and future product candidates and the methods used to develop and manufacture them, and their use in the treatment of metabolic, liver, GI and other diseases and conditions, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents that cover these activities. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our product candidates, discovery programs and processes. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors — Risks Related to Our Intellectual Property.”

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the U.S., the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method of using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and some other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions from applicable authorities, including the United States Patent and Trademark Office, or USPTO, in the U.S., to any of our issued patents covering an approved drug in any jurisdiction where these patent term extensions are available.

There is no guarantee that the applicable authorities, including the USPTO in the U.S., will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see “Risk Factors — Risks Related to Our Intellectual Property.”

In addition to patent protection, we also rely on trademark registration, trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information of our business that is not amenable to, or that we do not consider appropriate for, patent protection. We take steps to protect our proprietary information, including trade secrets and unpatented know-how, by entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors. However, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets and unpatented know-how, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. For more information regarding the risks related to our intellectual property, see “Risk Factors — Risks Related to Our Intellectual Property.”

Moreover, third parties may still obtain this proprietary information or may come upon this or similar information independently, and we would have no right to prevent them from using that information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets and know how the value of this information may be greatly reduced, and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or any of our product candidates or processes, obtain licenses or cease certain activities. Our breach of any license agreements or our failure to obtain a license to proprietary rights required to develop or commercialize our future products may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. For more information, see “Risk Factors — Risks Related to Our Intellectual Property.”

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of therapeutic products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

FDA Approval Process

In the United States, the Food and Drug Administration, or FDA, regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending regulatory applications, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

The process required by the FDA before a drug may be marketed in the United States generally includes the following:

∎	Completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, or other applicable regulations;

∎	Submission to the FDA of an IND, which must become effective before human clinical trials may begin in the United States;

∎	Approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

∎	Performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCP, to establish the safety and efficacy of the product candidate for its intended use;

∎	Submission to the FDA of a New Drug Application, or NDA, for a new product;

∎	Completion of an FDA advisory committee review, if applicable;

∎

Satisfactory completion of an FDA inspection of the facility or facilities where the product candidate is manufactured to assess compliance with the FDA’s current good manufacturing practices, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the therapeutic product candidate’s identity, strength, quality, purity and potency;

∎	Potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the NDA; and

∎	FDA review and approval of the NDA.

Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product candidate or disease. A clinical hold may occur at any time during the life of an IND and may affect one or more specific trials or all trials conducted under the IND.

Preclinical tests include laboratory evaluation of product candidate’s chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLP. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product candidate’s chemistry, manufacturing and controls, and a proposed clinical trial protocol. The sponsor will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns about on-going or proposed clinical trials or non-compliance with specific FDA requirements, and the trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted.

Clinical trials involve the administration of the investigational product to healthy volunteers or subjects under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCP, an international standard meant to protect the rights and health of subjects and to define the roles of clinical trial sponsors, administrators and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. subjects and subsequent protocol amendments must be submitted to the FDA as part of the IND, and timely safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time, or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. The trial protocol and informed consent information for subjects in clinical trials must also be submitted to an IRB for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. The study sponsor may also suspend a clinical trial at any time on various grounds, including a determination that the subjects are being exposed to an unacceptable health risk.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the product candidate usually into healthy human subjects, the product candidate is tested to assess metabolism, PK, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the product candidate for a particular indication, dosage tolerance and optimal dosage, and to identify common adverse effects and safety risks. If a product candidate demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of subjects, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit risk relationship of the product candidate and to provide adequate information for the labeling of the product candidate. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the product candidate. A single Phase 3 trial may be sufficient in certain circumstances. Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

During the development of a new product candidate, sponsors are given opportunities to meet with the FDA at certain points; specifically, prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trials that they believe will support the approval of the new product candidate.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

There are also requirements governing the reporting of ongoing clinical trials and completed trial results to public registries. Sponsors of certain clinical trials of FDA-regulated products are required to register and disclose specified clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved.

Concurrent with clinical trials, sponsors usually complete additional animal safety studies and also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing commercial quantities of the product candidate in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and the manufacturer must develop methods for testing the quality, purity and potency of the product candidate. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its proposed shelf-life. After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product candidate’s pharmacology, chemistry, manufacture and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the applicant under an approved NDA is also subject to annual program user fees.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. The FDA may refuse to file any NDA that it deems incomplete or not properly reviewable at the time of submission, and may request additional information. In this event, the NDA must be resubmitted with the additional information and the resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after the application is submitted. For priority review NDAs, FDA has a goal of six months from the date of filing to review and act on the submission.

Among other things, the FDA reviews an NDA to determine whether the product is safe and effective for its intended use, and whether the product candidate is being manufactured in accordance with cGMP. The FDA may also refer applications for novel product candidates, or product candidates that present difficult questions of safety or efficacy, to an advisory committee — typically a panel that includes clinicians and other experts — for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the product candidate is manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. To assure GCP and cGMP compliance, an applicant must incur significant expenditures of time, money and effort in the areas of training, record keeping, production and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive. The FDA may disagree with our trial design or interpret data from preclinical studies and clinical trials differently than we interpret the same data. If the agency decides not to approve the NDA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the application identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing the deficiencies identified in the letter, or withdraw the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has a goal of reviewing and acting on such resubmissions in two or six months depending on the type of information included. An approval letter authorizes commercial marketing of the drug in the United States with specific prescribing information for specific indications.

Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific indications and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a Risk Evaluation and Mitigation Strategy, or REMS, or otherwise limit the scope of any approval. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the product. In addition, the FDA may require post marketing clinical trials, sometimes referred to as “Phase 4” clinical trials, designed to further assess a product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

The Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Foreign Clinical Trials to Support an IND or NDA

The FDA will accept as support for an IND or NDA a well-designed, well-conducted, non-IND foreign clinical trial if it was conducted in accordance with GCP and the FDA is able to validate the data from the trial through an on-site inspection, if necessary. A sponsor or applicant who wishes to rely on a non-IND foreign clinical trial to support an IND must submit the following supporting information to the FDA to demonstrate that the trial conformed to GCP:

∎	the investigator’s qualifications;

∎	a description of the research facilities;

∎	a detailed summary of the protocol and trial results and, if requested, case records or additional background data;

∎	a description of the drug substance and drug product, including the components, formulation, specifications, and, if available, the bioavailability of the product candidate;

∎	information showing that the trial is adequate and well controlled;

∎	the name and address of the independent ethics committee that reviewed the trial and a statement that the independent ethics committee meets the required definition;

∎	a summary of the independent ethics committee’s decision to approve or modify and approve the trial, or to provide a favorable opinion;

∎	a description of how informed consent was obtained;

∎	a description of what incentives, if any, were provided to subjects to participate;

∎	a description of how the sponsor monitored the trial and ensured that the trial was consistent with the protocol;

∎	a description of how investigators were trained to comply with GCP and to conduct the trial in accordance with the trial protocol; and

∎	a statement on whether written commitments by investigators to comply with GCP and the protocol were obtained.

Expedited development and review programs

The FDA has a fast track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. With regard to a fast track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals. Fast track designation does not guarantee an accelerated review by the FDA.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to verify the predicted clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing trials in a timely manner, or if such trials fail to confirm the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as a breakthrough therapy, the FDA will work to expedite the development and review of such drug.

Fast track designation, breakthrough therapy designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Patent Term Restoration and Marketing Exclusivity

After approval, owners of relevant drug patents may apply for up to a five year patent extension under the Hatch-Waxman Act. The allowable patent term extension is calculated as half of the product’s testing phase — the time between IND and NDA submission —and all of the review phase — the time between NDA submission and approval, up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the product candidate covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a product candidate for which an NDA has not been submitted.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A product candidate is a new chemical entity if the FDA has not previously approved any other new product candidate containing the same active moiety, which is the molecule or ion responsible for the action of the product candidate substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application or a 505(b)(2) NDA submitted by another company for another version of such product candidate where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement.

The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing product candidate. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for product candidates containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

Post-approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may under some circumstances require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA under some circumstances has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Any product manufactured or distributed by us or our collaborators pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:

∎	record-keeping requirements;

∎	reporting of adverse experiences associated with the product;

∎	providing the FDA with updated safety and efficacy information;

∎	therapeutic sampling and distribution requirements;

∎	notifying the FDA and gaining its approval of specified manufacturing or labeling changes;

∎	registration and listing requirements; and

∎

complying with FDA promotion and advertising requirements, which include, among other things, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved labeling, limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet.

Manufacturers, their subcontractors, and other entities involved in the manufacture and distribution of approved drug products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP, including data integrity requirements, and other laws. The FDA periodically inspects manufacturing facilities to assess compliance with ongoing regulatory requirements, including cGMP, which impose extensive procedural, substantive and record-keeping requirements upon us and third-party manufacturers engaged by us if our products are approved. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require FDA approval before being implemented. FDA regulations would also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and our third-party manufacturers. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory actions, such as warning letters, suspension of manufacturing, seizures of products, injunctive actions or other civil penalties.

The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market and imposes requirements and restrictions on drug manufacturers, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturers’ communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labelling.

Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds on post-approval clinical trials, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, or HHS (such as the Office of Inspector General, Office for Civil Rights and the Health Resources and Service Administration), the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, business and financial arrangements, such as sales and marketing activities and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the privacy and security provisions of the Health Insurance Portability and Accountability Act, or HIPAA, transparency reporting requirements under federal law, and similar state laws, each as amended, as applicable.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between therapeutic product manufacturers on one hand and prescribers, purchasers and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

The federal false claims law, including the FCA, which imposes significant penalties and can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal healthcare programs, including Medicare and Medicaid, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. For instance, historically, pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, off-label and thus generally non-reimbursable, uses. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA; HIPAA imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways, are often not pre-empted by HIPAA, and may have a more prohibitive effect than HIPAA, thus complicating compliance efforts.

The federal Physician Payments Sunshine Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report annually to CMS information related to certain payments or other transfers of value made or distributed to physicians (as defined in such laws) and teaching hospitals, and for reporting beginning January 1, 2022, to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals, and to report annually certain ownership and investment interests held by physicians and their immediate family members. Failure to report accurately could result in penalties. In addition, many states have analogous U.S. state laws and regulations, including anti-kickback, false claims laws, and transparency laws. Many states have similar, and typically more prohibitive, fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Many states also govern the reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts.

We may develop products that, once approved, may be administered by a physician. Under currently applicable U.S. law, certain products not usually self-administered (including injectable drugs) may be eligible for coverage under

Medicare through Medicare Part B. Medicare Part B is part of original Medicare, the federal health care program that provides health care benefits to the aged and disabled, and covers outpatient services and supplies, including certain pharmaceutical products, that are medically necessary to treat a beneficiary’s health condition. As a condition of receiving Medicare Part B reimbursement for a manufacturer’s eligible drugs, the manufacturer is required to participate in other government healthcare programs, including the Medicaid Drug Rebate Program and the 340B Drug Pricing Program. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of HHS as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Under the 340B Drug Pricing Program, the manufacturer must extend discounts to entities that participate in the program.

In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price, or ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. It is difficult to predict how Medicare coverage and reimbursement policies will be applied to our products in the future and coverage and reimbursement under different federal healthcare programs are not always consistent. Medicare reimbursement rates may also reflect budgetary constraints placed on the Medicare program.

In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

Ensuring business arrangements with third parties comply with applicable healthcare laws and regulations is a costly endeavor. If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other current or future governmental regulations that apply to us, we may be subject to penalties, including without limitation, significant civil, criminal and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may obtain regulatory approval. In the United States and in foreign markets, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payors are critical to new product acceptance.

Our ability to commercialize any products successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which therapeutics they will pay for and establish reimbursement levels. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a therapeutic is:

∎	a covered benefit under its health plan;

∎	safe, effective and medically necessary;

∎	appropriate for the specific patient;

∎	cost-effective; and

∎	neither experimental nor investigational.

We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if coverage and reimbursement are available, what the level of reimbursement will be. Coverage may also be more limited than the purposes for which the product is approved by the FDA or comparable foreign regulatory authorities. Reimbursement may impact the demand for, or the price of, any product for which we obtain regulatory approval.

Third-party payors are increasingly challenging the price, examining the medical necessity, and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with branded drugs and drugs administered under the supervision of a physician. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our product on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize any product candidate that we successfully develop.

Different pricing and reimbursement schemes exist in other countries. In the EU, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care, the increasing influence of health maintenance organizations, and additional legislative changes in the United States has increased, and we expect will continue to increase, the pressure on healthcare pricing. The downward pressure on the rise in healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several executive, legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act, has substantially changed healthcare financing and delivery by both governmental and private insurers. Among the Affordable Care Act provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:

∎

an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

∎

an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;

∎

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts, which through subsequent legislative amendments, was increased to 70%, off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

∎	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

∎

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

∎	expansion of the entities eligible for discounts under the 340B Drug Discount Program;

∎	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

∎	expansion of healthcare fraud and abuse laws, including the FCA and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

∎	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

∎	requirements to report certain financial arrangements with physicians (as defined by such law) and teaching hospitals;

∎	a requirement to annually report certain information regarding drug samples that manufacturers and distributors provide to physicians;

∎

establishment of a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending that began on January 1, 2011; and

∎	a licensure framework for follow on biologic products.

There remain legal and political challenges to certain aspects of the Affordable Care Act. Since January 2017, President Trump has signed several executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the Affordable Care Act. In December 2017, Congress repealed the tax penalty for an individual’s failure to maintain Affordable Care Act-mandated health insurance as part of a tax reform bill.

Further, 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act’s -mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Moreover, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. Congress is continuing to consider legislation that would alter other aspects of the Affordable Care Act. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. On June 25, 2020, the Department of Justice filed a brief for the federal respondents arguing the individual mandate is unconstitutional, and due to the inseverability of the remaining provisions, the entire Affordable Care Act must be invalidated. The ultimate content, timing or effect of any healthcare reform legislation on the U.S. healthcare industry is unclear.

We anticipate that the Affordable Care Act, if substantially maintained in its current form, will continue to result in additional downward pressure on coverage and the price that we receive for any approved product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

Further legislation or regulation could be passed that could harm our business, financial condition and results of operations. Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect beginning on April 1, 2013 and will stay in effect through 2030 unless additional Congressional action is taken. The Coronavirus Aid Relief and Economic Safety Act, or CARES Act, which was signed in to law in March 2020 and is designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. While some of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Other Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

European Union / Rest of World Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval to conduct clinical trials or market a product, we must obtain the requisite approvals from regulatory authorities in foreign jurisdictions prior to the commencement of clinical trials or marketing of the product in those countries.

Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application, much like the IND, prior to the commencement of human clinical trials. In the EU, for example, before starting a clinical trial, a valid request for authorization must be submitted by the sponsor to the competent authority of the EU Member State(s) in which the sponsor plans to conduct the clinical trial, as well as to an independent national Ethics Committee. A clinical trial may commence only once the relevant Ethics Committee(s) has (have) issued a favorable opinion and the competent authority of the EU Member State(s) concerned has (have) not informed the sponsor of any grounds for non-acceptance. Failure to comply with the EU requirements may subject a company to the rejection of the request and the prohibition to start a clinical trial. Clinical trials conducted in the EU (or used for marketing authorization application in the EU) must be conducted in accordance with applicable GCP and GMP rules, International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, or ICH, guidelines and be consistent with ethical principles. EU Member State inspections are regularly conducted to verify the sponsor’s compliance with applicable rules. The sponsor is required to record and report to the relevant national competent authorities (and to the Ethics Committee) information about suspected serious unexpected adverse reactions.

The authorization of a clinical trial may be suspended or revoked by EU Member States in their territory if the conditions in the request for an authorization are no longer met, or if an EU Member State has information raising doubts about the safety or scientific validity of the clinical trial. Various penalties exist in EU Member States for non-compliance with the clinical trial rules and related requirements, for example with respect to data protection and privacy. If we or our potential collaborators fail to comply with applicable EU regulatory requirements, we may also be subject to damage compensation and civil and criminal liability. The way clinical trials are conducted in the EU will undergo a major change when the new EU Clinical Trial Regulation (Regulation 536/2014) comes into application in 2019.

As in the United States, no medicinal product may be placed on the EU market unless a marketing authorization has been issued. Suspected unexpected serious adverse reactions related to authorized medicinal products must be recorded and reported to the national competent authorities.

Various penalties and sanctions exist in different EU Member States for non-compliance with the EU marketing authorization procedure. The European Commission may also impose financial penalties on the holders of marketing authorizations if they fail to comply with certain obligations in connection with the authorizations. If we or our potential collaborators fail to comply with applicable EU — or other ex-U.S. — regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

In addition, there are foreign anti-corruption and anti-bribery laws that govern direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. These laws, such as the U.K. Bribery Act, generally prohibit companies and their intermediaries from providing money or anything of value to officials of foreign governments, foreign political parties, or international organizations with the intent to obtain or retain business or seek a business advantage. Violations of these laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Coverage and reimbursement status of any product candidates for which we obtain regulatory approval are provided for by the national laws of EU Member States. The requirements may differ across the EU Member States. Also at national level, actions have been taken to enact transparency laws regarding payments between pharmaceutical companies and health care professionals, or HCPs.

Foreign data protection laws, including without limitation, Regulation 2016/679, known as the General Data Protection Regulation, or GDPR, along with other EU and country-specific laws and regulations may also apply to health-related and other personal information obtained outside of the United States. The U.K. and Switzerland have also adopted data protection laws and regulations. The GDPR and implementing EU member state laws introduced new data protection requirements in the EU, as well as potential data processing penalties and monetary fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. These laws and regulations impose numerous requirements for the collection, use and disclosure of personal information, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal information is used, the obligation to notify regulators and affected individuals of personal data breaches, extensive new internal privacy governance obligations, and obligations to honor expanded rights of individuals in relation to their personal information (e.g., the right to access, correct and delete their data). In addition, the GDPR generally restricts cross-border data transfers of personal data absent a legal basis and requires a valid legal mechanism for the transfer of data to countries that the European Commission has not deemed to provide adequate safety for such information. These laws and regulations increase the responsibility and liability of pharmaceutical companies in relation to personal data that they process, and companies may be required to put in place additional mechanisms to ensure compliance with the EU data protection rules. Further, since the U.K.’s vote in favor of exiting the EU (often referred to as “Brexit”) there has been uncertainty with regard to data protection regulation in the U.K.. In particular, it is unclear whether the U.K. will enact data protection legislation equivalent to the GDPR and how data transfers to and from the U.K. will be regulated. Additionally other countries have passed or are considering passing laws requiring local data residency and imposing cross-border data transfer restrictions.

For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country.

In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements.

Employees

As of June 30, 2020, we employed 32 employees, all of whom are full-time and engaged in research and development activities, operations, finance and administration. Ten of our employees hold doctorate degrees (Ph.D., M.D. or PharmD.).

Property and facilities

We lease approximately 20,475 square feet of space for our current headquarters in San Diego, California under an agreement that expires in March 2023. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal proceedings

From time to time, we are subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus, we do not believe we are party to any claim or litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

The following table sets forth information about our executive officers and directors as of July 31, 2020.

NAME	AGE	POSITION(S)
Executive Officers
Preston Klassen, M.D.	52	President, Chief Executive Officer and Director
Patricia Millican	47	Chief Financial Officer
Hubert Chen, M.D.	51	Chief Medical Officer
Non-Employee Directors
Richard Heyman, Ph.D. (2)(3)	62	Director and Chairman of the Board of Directors
Robert Adelman, M.D. (2)	57	Director
Kristina Burow (2)(3)	46	Director
Ronald Evans, Ph.D.	71	Director
Carol Gallagher, Pharm.D. (1)(3)	56	Director
Andrew Guggenhime (1)	52	Director
Amir Nashat, Ph.D. (1)	47	Director
John McHutchison, M.D.	62	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Preston Klassen, M.D. has served as our President and Chief Executive Officer and as a member of our board of directors since June 2020. From March 2017 to June 2020, Dr. Klassen served as Executive Vice President, Head of Research and Development and Chief Medical Officer of Arena Pharmaceuticals, Inc. From June 2016 to March 2017, he was Chief Medical Officer of Laboratoris Sanifit S.L., a biotechnology company, and prior to that, from November 2009 to May 2016, was Executive Vice President, Head of Global Development at Orexigen Therapeutics, Inc. Dr. Klassen also held several positions of increasing responsibility at Amgen Inc., including Therapeutic Area Head for Nephrology. Before joining Amgen, he was a faculty member in the Division of Nephrology at Duke University Medical Center. Dr. Klassen holds a B.S. in Chemistry from Central University of Iowa. Dr. Klassen received his medical degree from the University of Nebraska College of Medicine and completed his residency in internal medicine, fellowship in nephrology, and Master of Health Sciences degree at Duke University. Our board of directors believes that Dr. Klassen’s experience as our Chief Executive Officer and his clinical and research expertise qualify him to serve on our board of directors.

Patricia Millican has served as our Chief Financial Officer since March 2015. From August 2013 to February 2015, Ms. Millican served as the Senior Vice President of Finance at Seragon, a private biotechnology company focused on developing Selective Estrogen Receptor Degraders (SERDs) targeting hormone dependent cancers, which was acquired by Genentech in August 2014. From July 2012 to August 2013, Ms. Millican served as Vice President of Finance at Aragon, a discovery-stage small molecule company focused on therapeutics for the treatment of hormone-resistant cancers, which was acquired by Johnson and Johnson in August 2013. From September 2009 to July 2012, Ms. Millican served in various senior financial management roles at Zogenix, Inc., a pharmaceutical company developing and commercializing innovative central nervous system therapies for people living with serious and life-threatening rare central nervous system disorders and medical conditions. Ms. Millican spent five years with the public accounting firm Deloitte & Touche LLP. Ms. Millican holds a B.S. in Accountancy from the University of San Diego and is a certified public accountant in the state of California.

Hubert Chen, M.D. has served as our Chief Medical Officer since August 2018. Previously, he served as Chief Medical & Scientific Officer of Pfenex Inc., or Pfenex, a clinical-stage development and licensing biotechnology company, from May 2017 to August 2018, and as the Chief Medical Officer of Pfenex from November 2014 until May 2017. From 2012 to 2014, Dr. Chen served as Vice President, Clinical Development of Aileron Therapeutics,

Inc., a biopharmaceutical company developing and advancing drugs using novel peptide-stabilizing technologies. From 2009 to 2012, Dr. Chen served as Vice President, Translational Medicine of Regulus Therapeutics Inc., a biopharmaceutical company focused on the discovery and development of microRNA therapeutics. From 2006 to 2009, Dr. Chen served as Director, Clinical Research and Senior Director, Clinical Research and Corporate Development of Amylin Pharmaceuticals Inc., a biopharmaceutical company engaged in the discovery, development and commercialization of drug candidates for the treatment of diabetes, obesity and other diseases. From 2004 to 2006, Dr. Chen served as Associate Director, Medical Sciences of Amgen, Inc., a biopharmaceutical company focused on discovering, developing, and manufacturing of innovative human therapeutics. Additionally, from 2002 to 2012, Dr. Chen served as Assistant Clinical Professor of Medicine and Clinical Instructor of Medicine at the University of California, San Francisco. From 2001 to 2004, Dr. Chen served as a Staff Research Investigator, Staff Scientist, and Research Scientist at the Gladstone Institute of Cardiovascular Disease. Dr. Chen received his medical residency training at Massachusetts General Hospital from 1995 to 1998, his M.D. from Columbia University in 1995 and his B.A.S. in political science and biological sciences from Stanford University in 1991.

Non-Employee Directors

Richard Heyman, Ph.D. one of our co-founders, joined our board in September 2014 and has served as our Chairman since June 2015. From August 2013 to April 2015, he served as the Chief Executive Officer of Seragon, which he co-founded. Prior to joining Seragon, Dr. Heyman served as the Chief Executive Officer of Aragon, which he co-founded in 2009. He has served as Chairman of the Board of Directors of ORIC Pharmaceuticals, Inc., a public company focused on the discovery and development of novel therapies for treatment-resistant cancers, since November 2014. He serves as Vice Chair of the Board of Trustees of The Salk, and is a board member of Gritstone Oncology, Inc., Yumanity Therapeutics Inc., Vividion Therapeutics, Inc. and Amunix Pharmaceuticals, Inc. He also serves on the Executive Committee of the Board of Visitors at the UCSD Moores Cancer Center. Dr. Heyman received a Ph.D. in pharmacology from the University of Minnesota and a B.S. in Chemistry from the University of Connecticut. Our board of directors believes that Dr. Heyman’s operational, clinical and research expertise qualify him to serve on our board of directors.

Robert Adelman, M.D. has served as a member of our board of directors since January 2015. Since 2010, Dr. Adelman has served as Managing Partner at venBio Partners LLC, or venBio, a life sciences investment firm, which he co-founded in 2009. Prior to co-founding venBio, Dr. Adelman worked at OrbiMed Advisors LLC from 2002 to 2008, where he led numerous investments in both private and public companies across three venture capital funds. In addition, Dr. Adelman previously served on the boards of directors of Apellis Pharmaceuticals, Inc., Turning Point Therapeutics, Inc., Seragon and Aragon. Dr. Adelman received his B.A. from University of California at Berkeley and his M.D. from Yale University, performed his residency at Cornell University Medical Center, and practiced surgery in New York and New Jersey. Our board of directors believes Dr. Adelman’s previous board experience and his expertise and experience in the venture capital and life sciences industries qualify him to serve on our board of directors.

Kristina Burow has served as a member of our board of directors since May 2015. Ms. Burow has served as Managing Director of ARCH Venture Partners, or ARCH, since November 2011 and previously held roles of increasing responsibility at ARCH from August 2002 to November 2011. Ms. Burow currently serves on the board of directors of several biopharmaceutical and biotechnology companies, including Scholar Rock Holding Corporation, or Scholar Rock, Vividion, Beam Therapeutics, Lycera Corp., BlackThorn Therapeutics, Inc., Sienna Biopharmaceuticals, Inc., Unity Biotechnology, Inc., AgBiome Inc., Vir Biotechnology Inc., Boundless Bio, Inc., Autobahn Therapeutics, Inc. and Gossamer Bio, Inc. She previously was a co-founder and member of the board of directors of Receptos Inc., a public pharmaceutical company, until its acquisition by Celgene Corporation, a public biopharmaceutical company, and of Sapphire Energy, Inc., an energy company. Ms. Burow has participated in a number of other ARCH portfolio companies including KYTHERA, Mindstrong Inc., Kura Oncology, Inc., Siluria Technologies, Inc., an energy company, and Ikaria, Inc., a biotechnology company, acquired by Madison Dearborn Partners, a private equity firm. Prior to joining ARCH, Ms. Burow was an associate with the Novartis BioVenture Fund in San Diego and an early employee at the Genomics Institute of the Novartis Research Foundation. Ms. Burow received a B.A. in Chemistry from the University of California, Berkeley, an M.A. in Chemistry from Columbia

University, and an M.B.A. from the University of Chicago. Our board of directors believes Ms. Burow’s previous board experience and her expertise and experience in the venture capital industry and in the life sciences industry qualify her to serve on our board of directors.

Ronald Evans, Ph.D. one of our co-founders, has served as a member of our board of directors since September 2014. Dr. Evans is a professor, director and biologist at The Salk, where he serves as the March of Dimes Chair in Molecular and Developmental Neurobiology. He became a faculty member of The Salk in 1978. Dr. Evans also serves as a Howard Hughes Medical Institute Investigator, a position he has held since 1985. Dr. Evans was elected to the National Academy of Sciences in 1989. He received his B.S. and Ph.D. degrees from UCLA in 1970 and 1974, respectively, followed by a postdoctoral training at Rockefeller University from 1975-1978. Our board of directors believes that Dr. Evans’ scientific and research expertise qualify him to serve on our board of directors.

Carol Gallagher, Pharm.D. has served as a member of our board of directors since November 2017. Since October 2014, Dr. Gallagher has served as a partner with New Enterprise Associates, a venture capital firm. Prior to joining New Enterprise Associates, Dr. Gallagher served as a venture partner with Frazier Healthcare, a venture capital firm, from October 2013 to September 2014. Dr. Gallagher served as the President and Chief Executive Officer of Calistoga Pharmaceuticals, Inc., a biopharmaceutical company, from 2008 to 2011, when the company was acquired by Gilead Sciences. From 2007 to 2008, Dr. Gallagher was the President and Chief Executive Officer of Metastatix, Inc., a biopharmaceutical company. Between 1989 to 2007, she served in various roles at pharmaceutical companies Eli Lilly, Amgen, Agouron Pharmaceuticals, Pfizer, Biogen Idec Pharmaceuticals, CancerVax and Anadys Pharmaceuticals. Dr. Gallagher attended Vanderbilt University and received B.S. and Doctor of Pharmacy degrees from the University of Kentucky. Our board of directors believes Dr. Gallagher’s previous board experience and her expertise and experience in the venture capital industry and in the life sciences industry qualify her to serve on our board of directors.

Andrew Guggenhime has served as a member of our board of directors since July 2018. Mr. Guggenhime currently serves as Chief Financial Officer and Chief Business Officer of Vaxcyte, Inc., a public vaccine company. From April 2014 to May 2020, Mr. Guggenhime served as Chief Financial Officer of Dermira, and from April 2014 to May 2018 he also served as Chief Operating Officer. From September 2011 to April 2014, Mr. Guggenhime served as Chief Financial Officer of CardioDx, Inc., a molecular diagnostics life sciences company, and as a member of the CardioDx board of directors from April 2014 until July 2016. From September 2010 to April 2011, Mr. Guggenhime served as Chief Financial Officer of Calistoga Pharmaceuticals, Inc., a biotechnology company acquired in April 2011 by Gilead Sciences, Inc. From December 2008 to June 2010, Mr. Guggenhime served as Senior Vice President and Chief Financial Officer of Facet Biotech Corporation, a biotechnology company acquired in April 2010 by Abbott Laboratories. Facet Biotech Corporation was spun off from PDL BioPharma, Inc. at which Mr. Guggenhime served as Senior Vice President and Chief Financial Officer from April 2006 to December 2008. From October 2000 to March 2006, Mr. Guggenhime served as Chief Financial Officer of Neoforma, Inc., a provider of supply-chain management solutions for the healthcare industry acquired by Global Healthcare Exchange, LLC in March 2006. From January to October 2000, Mr. Guggenhime served as Neoforma’s Vice President, Corporate Development. Mr. Guggenhime began his career in financial services at Merrill Lynch & Co. and Wells Fargo & Company. Mr. Guggenhime holds a B.A. in International Politics and Economics from Middlebury College and holds an M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University. Our board of directors believes that Mr. Guggenhime’s financial expertise and experience in the life sciences industry qualifies him to serve on our board of directors.

Amir Nashat, Ph.D. has served as a member of our board of directors since January 2015. Dr. Nashat is a managing partner at Polaris Partners, a venture capital firm, where he has worked since April 2002. Dr. Nashat was also the founding Chief Executive Officer of Living Proof, Inc. and Sun Catalytix Corporation. Dr. Nashat currently represents Polaris on the board of directors of Scholar Rock, Agbiome, Inc., Fate Therapeutics, Inc., Freenome Holdings, Inc., Dewpoint Therapeutics, Inc., where he also serves as the Chief Executive Officer, CAMP4, Morphic Therapeutic, Inc., Selecta Biosciences Inc., Syros Pharmaceuticals, Inc., and Taris Biomedical, LLC. Dr. Nashat also serves on the Partners Innovation Fund, the Investment Advisory Committee for The Engine at MIT, and helped launch the MIT Sandbox Innovation Fund as its active president. Dr. Nashat previously served on the board of directors of the New England Venture Capital Association. Dr. Nashat received an M.S. and B.S. in Materials Science and Mechanical

Engineering from the University of California, Berkeley and a Sc.D. as a Hertz Fellow in Chemical Engineering at MIT with a minor in Biology. Our board of directors believes Dr. Nashat’s previous board experience and his expertise and experience in the venture capital industry and in the life sciences industry qualify him to serve on our board of directors.

John McHutchison, M.D. has served as a member of our board of directors since February 2020. Since August 2019, Dr. McHutchison has served as the President and Chief Executive Officer and as a director of Assembly Biosciences, Inc. a clinical-stage biotechnology company. Prior to joining Assembly Biosciences, Inc., Dr. McHutchison was the Chief Scientific Officer and Head of Research and Development of Gilead Sciences, Inc. Prior to joining Gilead in 2010, Dr. McHutchison worked at Duke University Medical Center, where he served as Associate Director of the Duke Clinical Research Institute. He also held the positions of Professor of Medicine in the Division of Gastroenterology at Duke University Medical Center, Associate Director at Duke Clinical Research Institute and Co-Director of the Duke Clinical and Translational Science Award. Prior to his positions at Duke University, Dr. McHutchison spent nearly 10 years at Scripps Clinic, most recently as Medical Director, Liver Transplantation. He also previously held an Assistant Professorship in Medicine at the University of Southern California. In June 2018, Dr. McHutchison was appointed an Officer of the Order of Australia in recognition of his distinguished service to medical research in gastroenterology and hepatology. Dr. McHutchison has undergraduate degrees in medicine and surgery from the University of Melbourne in Australia and completed his residency in internal medicine and fellowship in gastroenterology at the Royal Melbourne Hospital. He is a member of the Royal Australasian College of Physicians. Our board of directors believes Dr. McHutchison’s expertise and experience in the life sciences industry qualify him to serve on our board of directors.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of nine members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and on an ad hoc basis as required.

Our board of directors has determined that all of our directors other than Dr. Klassen are independent directors, as defined by Rule 5605(a)(2) of The Nasdaq Listing Rules.

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, we will divide our board of directors into three classes, as follows:

∎	Class I, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2021;

∎	Class II, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2022; and

∎	Class III, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2023.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently eight members. The authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least             % of our voting stock.

Board Leadership Structure

Our board of directors is currently chaired by Dr. Heyman who has authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the Chairman has substantial ability to shape the work of the board of directors. We believe that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board of directors in its oversight of our business and affairs. In addition, we have a separate chair for each committee of our board of directors. The chair of each committee is expected to report annually to our board of directors on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case.

Role of the Board in Risk Oversight

The audit committee of our board of directors is primarily responsible for overseeing our risk management processes on behalf of our board of directors. Going forward, we expect that the audit committee will receive reports from management at least quarterly regarding our assessment of risks. In addition, the audit committee reports regularly to our board of directors, which also considers our risk profile. The audit committee and our board of directors focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and our board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of our board of directors in its oversight of its business and affairs, supports this approach.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Mr. Guggenhime, Dr. Gallagher and Dr. Nashat. Our board of directors has determined that each of the members of our audit committee satisfies The Nasdaq Stock Market and SEC independence requirements. Mr. Guggenhime serves as the chair of our audit committee. The functions of this committee include, among other things:

∎	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

∎	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

∎	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

∎

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

∎

reviewing our annual and quarterly consolidated financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

∎

reviewing, with our independent auditors and management, significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

∎	reviewing with management and our independent auditors any earnings announcements and other public announcements regarding material developments;

∎	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

∎	preparing the report that the SEC requires in our annual proxy statement;

∎

reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

∎	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are implemented;

∎	reviewing on a periodic basis our investment policy; and

∎	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

Our board of directors has determined that Mr. Guggenhime qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board has considered Mr. Guggenhime’s prior experience, business acumen and independence. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of Sarbanes-Oxley, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of Dr. Adelman, Dr. Heyman and Ms. Burow. Dr. Adelman serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and satisfies The Nasdaq Stock Market independence requirements.

The functions of this committee include, among other things:

∎	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

∎	reviewing and making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

∎

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

∎

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

∎

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

∎	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

∎

establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation, to the extent required by law;

∎	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

∎	administering our equity incentive plans;

∎	establishing policies with respect to equity compensation arrangements;

∎	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

∎

reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

∎

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

∎	preparing the report that the SEC requires in our annual proxy statement; and

∎	reviewing and assessing on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of Sarbanes-Oxley, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Heyman, Dr. Gallagher and Ms. Burow. Dr. Heyman serves as the chair of our nominating and corporate governance committee. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq Stock Market independence requirements.

The functions of this committee include, among other things:

∎	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

∎	determining the minimum qualifications for service on our board of directors;

∎	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

∎	evaluating, nominating and recommending individuals for membership on our board of directors;

∎	evaluating nominations by stockholders of candidates for election to our board of directors;

∎	considering and assessing the independence of members of our board of directors;

∎

developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

∎	considering questions of possible conflicts of interest of directors as such questions arise; and

∎	reviewing and assessing on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of Sarbanes-Oxley, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of our current or former executive officers serve as a member of the compensation committee. None of our officers serve, or have served during the last completed fiscal year, on the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our officers. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. Following this offering, a current copy of the code will be available on the Corporate Governance section of our website, www.metacrine.com.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation and its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

∎	breach of his or her duty of loyalty to the corporation or its stockholders;

∎	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

∎	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

∎	transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, will remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors and executive officers and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws, which will become effective upon the completion of this offering, also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, will require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Except as otherwise disclosed under the heading “Legal Proceedings” in the “Business” section of this prospectus, at present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers for the year ended December 31, 2019 are:

∎	Ken Song, M.D., our former President and Chief Executive Officer;

∎	Patricia Millican, our Chief Financial Officer; and

∎	Hubert Chen, M.D., our Chief Medical Officer.

In June 2020, upon Dr. Song’s resignation, we appointed Preston Klassen, M.D., as our President and Chief Executive Officer. Although Dr. Klassen commenced services with us in June 2020, we have included information in the following narrative regarding his compensation where it may be material to an understanding of our executive compensation program.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($) (1)	TOTAL ($)
Ken Song, M.D.(2)	2019	382,200	111,794	493,994
Former President and Chief Executive Officer
Patricia Millican	2019	309,008	72,462	381,470
Chief Financial Officer
Hubert Chen, M.D.	2019	354,526	85,618	440,144
Chief Medical Officer

(1)	Amounts represent the annual cash performance bonus earned for the 12-month period from January 1, 2019 to December 31, 2019. Please see the description of bonus compensation for Dr. Song, Ms. Millican and Dr. Chen under “Bonus Compensation” below.

(2)	Dr. Song resigned as our President and Chief Executive Officer in June 2020.

Annual Base Salary

The base salary of our named executive officers is generally determined and approved by our board of directors in connection with the commencement of employment of the executive and may be adjusted from time to time thereafter as the board of directors determines appropriate. As of December 31, 2019, the base salaries for our named executive officers are provided below.

NAME	2019 BASE SALARY ($)
Ken Song, M.D.	382,200	(1)
Patricia Millican	309,008	(2)
Hubert Chen, M.D.	354,526	(3)

(1)	On March 15, 2019 and upon the recommendation of our compensation committee, our board of directors approved a merit increase of $18,200 to Dr. Song’s annual base salary of $364,000, for a total base salary of $382,200, effective January 1, 2019.

(2)	On March 15, 2019 and upon the recommendation of our compensation committee, our board of directors approved a merit increase of $9,008 to Ms. Millican’s annual base salary of $300,000, for a total base salary of $309,008, effective January 1, 2019.

(3)	On March 15, 2019 and upon the recommendation of our compensation committee, our board of directors approved a merit increase of $4,526 to Dr. Chen’s annual base salary of $350,000, for a total base salary of $354,526, effective January 1, 2019.

Bonus Compensation

From time to time our board of directors or compensation committee may approve bonuses for our named executive officers based on individual performance, company performance or as otherwise determined appropriate.

Pursuant to Dr. Song’s offer letter, dated September 7, 2016, Dr. Song was entitled to an annual bonus of up to 40% of his annual base salary based on achievement of individual and/or corporate performance targets, metrics and/or objectives to be determined and approved by the board of directors or the compensation committee thereof. Dr. Song’s offer letter is described under “— Agreements with Named Executive Officers.”

Pursuant to Ms. Millican’s offer letter, dated March 5, 2018, Ms. Millican is entitled to an annual target performance bonus of up to 30% of her base salary, subject to approval of a bonus plan by the board of directors and in accordance with the terms of such approved plan. Ms. Millican’s offer letter is described under “— Agreements with Named Executive Officers.”

Pursuant to Dr. Chen’s offer letter, dated June 30, 2018, Dr. Chen is entitled to an annual target performance bonus of up to 35% of his base salary, subject to approval of a bonus plan by the board of directors and in accordance with the terms of such approved plan. Dr. Chen’s offer letter is described under “— Agreements with Named Executive Officers.”

In December 2019, our board of directors assessed our 2019 personal and corporate performance goals and approved, at the recommendation of the compensation committee, a 65% achievement level for corporate goals for each of Dr. Song, Ms. Millican and Dr. Chen, a 75% achievement level for personal goals for Ms. Millican, and an 85% achievement level for personal goals for Dr. Chen. Dr. Song did not have personal performance goals for 2019. Accordingly, Dr. Song earned a bonus in the amount of $111,794 based on achievement of corporate goals, Ms. Millican earned a bonus in the amount of $72,462 based on achievement of corporate and personal goals, and Dr. Chen earned a bonus in the amount of $85,618 based on achievement of corporate and personal goals.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our named executive officers. The board of directors is responsible for approving equity grants. As of the date of this prospectus, stock option awards were the only form of equity awards we granted to our named executive officers.

We have historically used stock options as an incentive for long-term compensation to our named executive officers because they are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, which exercise price is set at the fair market value of our common stock on the date of grant. We may grant equity awards at such times as our board of directors determines appropriate. Our executives generally are awarded an initial grant in the form of a stock option in connection with their commencement of employment with us. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to this offering, we have granted all stock options pursuant to our 2015 Plan. Following this offering, we will grant equity incentive awards under the terms of our 2020 Plan. The terms of our equity plans are described below under “— Equity Benefit Plans.”

All options are granted with an exercise price per share that is no less than the fair market value of our common stock on the date of grant of such award. Our stock option awards generally vest over a four-year period subject to continued service and may be subject to acceleration of vesting and exercisability under certain termination and change in control events. See “— Outstanding Equity Awards at Fiscal Year-End.”

We did not grant any equity awards to our named executive officers in 2019.

Agreements with Named Executive Officers

Agreement with Dr. Klassen. In June 2020, we entered into an executive employment agreement with Dr. Klassen that governs the terms of his employment with us. Under the terms of his employment agreement, Dr. Klassen is entitled to an annual base salary of $450,000 and is eligible to receive an annual performance bonus of up to 50% of his base salary, as determined by our board of directors or the compensation committee thereof. We also agreed to pay Dr. Klassen a one-time lump sum cash signing bonus of $100,000 which is subject to repayment by Dr. Klassen if his employment with us ceases under certain circumstances within the 24 months following his start date. Pursuant to his employment agreement, in June 2020 we granted two options to Dr. Klassen, one to purchase 4,951,200 shares of common stock, with an exercise price of $1.30 per share, subject to a four-year vesting schedule, with 25% vesting on June 8, 2021 and the balance vesting monthly over the remaining 36 months, subject to Dr. Klassen’s continued service with us. The second option granted to Dr. Klassen provides for the purchase of 291,250 shares of our common stock, also with an exercise price of $1.30 per share, which will become eligible to commence vesting only upon the closing of an initial public offering of our common stock pursuant to a firmly underwritten offering registered on Form S-1 in which the gross proceeds to us (prior to underwriting discounts and expenses) are at least $100.0 million, in which case the option will vest in equal monthly installments over the following 24 month period, subject to Dr. Klassen’s continued service with us. Dr. Klassen’s employment agreement provides that, if we terminate his employment without cause or he resigns his employment for good reason, in either case, Dr. Klassen will be eligible for continued base salary and payment for continued group healthcare benefit premiums for up to nine months; and if such termination or resignation occurs within three months preceding or 12 months immediately following the consummation of a change in control, the vesting of Dr. Klassen’s time-based option and all subsequent time-based equity compensation awards shall be fully accelerated such that on the effective date of such termination 100% of the time-based equity awards granted to Dr. Klassen prior to such termination shall be fully vested and immediately exercisable by Dr. Klassen.

Agreement with Dr. Song. In September 2016, we entered into an offer letter with Dr. Song that governed the terms of his employment with us prior to his resignation as our President and Chief Executive Officer in June 2020. Under the terms of the offer letter, Dr. Song was entitled to an annual base salary of $350,000 (which had increased by the time of his resignation) and was eligible to receive an annual performance bonus of up to 40% of his base salary (which was increased to 45% by the board of directors at the recommendation of the compensation committee), as determined by our board of directors or the compensation committee thereof. Dr. Song’s base salary was subsequently increased, as described above. Pursuant to his offer letter, in October 2016 we granted an option to purchase 2,891,235 shares of common stock to Dr. Song, with an exercise price of $0.09 per share. Dr. Song’s option was subject to a four-year vesting schedule, with 25% vesting as of September 12, 2017 and the balance vesting monthly over the remaining 36 months, subject to Dr. Song’s continued service with us. In October 2017, Dr. Song early exercised his option in full and we issued him 2,891,235 shares of common stock, certain of which are restricted shares subject to vesting and a repurchase right in favor of the company.

In June 2020, we entered into a Separation and Consulting Agreement, or separation agreement, with Dr. Song that governs the terms of his resignation as our President and Chief Executive Officer. Under the terms of the separation agreement, Dr. Song will initially serve as a consultant to us beginning on June 9, 2020, and ending on December 31, 2020, or the Initial Consulting Period, unless terminated earlier pursuant to the separation agreement. Following the Initial Consulting Period, Dr. Song will continue as a consultant to us on an as-needed basis until terminated pursuant to the separation agreement. In addition, we will pay Dr. Song consulting fees during the Initial Consulting Period equal to $16,562 per month, and an hourly consulting fee of $500 for any consulting services provided by Dr. Song after the Initial Consulting Period. During the Initial Consulting Period, the vesting on Dr. Song’s options (including the restricted shares acquired thereunder) will remain unchanged, and will continue to vest as set forth in the governing equity agreements, except that such vesting will cease as of the termination of the Initial Consulting Period. We will pay the premiums for Dr. Song’s continued group healthcare benefits under COBRA until December 31, 2020 unless terminated sooner pursuant to the terms of the separation agreement. In addition, the separation agreement provides for an extended period of time for Dr. Song to exercise his vested options under certain circumstances.

Agreement with Ms. Millican. In March 2018, we entered into an offer letter with Ms. Millican that governs the current terms of her employment with us. Under the terms of the offer letter, Ms. Millican is entitled to an annual base salary of $300,000 (which has since increased) and is eligible to receive an annual target performance bonus of up to 30% of her base salary (which was increased to 35% by the board of directors at the recommendation of the compensation committee), subject to approval of a bonus plan by the board of directors and in accordance with the terms of such approved plan. Ms. Millican is additionally entitled to certain vesting benefits upon a qualifying termination or a change in control pursuant to the terms of our 2015 Plan, which are described below under “—Equity Benefit Plans”. Prior to becoming an employee, Ms. Millican provided consulting services to us pursuant to a consulting agreement, as described below under “Certain Relationships and Related Party Transactions”.

Agreement with Dr. Chen. In July 2018, we entered into an offer letter with Dr. Chen that governs the current terms of his employment with us. Under the terms of the offer letter, Dr. Chen is entitled to an annual base salary of $350,000 (which has since increased) and is eligible to receive an annual target performance bonus of up to 35% of his base salary, subject to approval of a bonus plan by the board of directors and in accordance with the terms of such approved plan. Dr. Chen is additionally entitled to certain vesting benefits upon a qualifying termination or a change in control pursuant to the terms of our 2015 Plan, which are described below under “— Equity Benefit Plans”.

Each of our named executive officers’ employment is at will and may be terminated by us at any time. Any potential payments and benefits due upon a qualifying termination of employment or a change in control are further described below under “— Potential Payments and Benefits upon Termination or Change in Control.”

Potential Payments and Benefits upon Termination or Change in Control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation, as applicable. In addition, Dr. Klassen is eligible to receive certain severance payments and stock award acceleration upon our termination of his employment without cause or his resignation for good reason, as provided above under “— Agreements with Named Executive Officers.”

Each of our named executive officers holds stock options that were granted subject to the general terms of our 2015 Plan. A description of the termination and change in control provisions in our 2015 Plan and applicable to the stock options granted to our named executive officers is provided below under “— Equity Benefit Plans” and “— Outstanding Equity Awards at Fiscal Year-End” and above under “— Equity-Based Incentive Awards.”

Severance Benefit Plan

Our compensation committee and our board of directors have approved the Metacrine, Inc. Severance Benefit Plan, or the Severance Plan, which provides for severance benefits for certain of our executives, including our named executive officers, subject to execution and effectiveness of a release of claims. In the event of a covered termination, which is either a termination without cause (and other than as a result of death or disability) or a resignation for good reason, that occurs during the time period commencing three months prior to and ending 12 months following a change in control, (i) Dr. Klassen will be entitled to a lump sum cash payment equal to 12 months of base salary (increased to 18 months effective upon and following the date of the underwriting agreement related to this offering, or the IPO effective date) plus an annual target cash bonus, up to 12 months (increased to 18 months effective upon and following the IPO effective date) of payment for continued group health plan benefits and full vesting acceleration of all outstanding equity awards and (ii) Ms. Millican and Dr. Chen will be entitled to a lump sum cash payment equal to 9 months (increased to 12 months effective upon and following the IPO effective date) of base salary plus annual target cash bonus, up to 9 months (increased to 12 months effective upon and following the IPO effective date) of payment for continued group health plan benefits and full vesting acceleration of all outstanding equity awards.

In addition, the Severance Plan provides that upon and following the IPO effective date, in the event of a covered termination that occurs outside of the change in control period, (i) Dr. Klassen will be entitled to a lump sum cash payment equal to 12 months of base salary and up to 12 months of payment for continued group health plan benefits and (ii) Ms. Millican and Dr. Chen will be entitled to a lump sum cash payment equal to 9 months of base salary and up to 9 months of payment for continued group health plan benefits.

Dr. Song was also entitled to the severance benefits described above under the Severance Plan for Dr. Klassen prior to his resignation as our President and Chief Executive Officer in June 2020; upon his resignation, Dr. Song became eligible for the payments and benefits pursuant to his separation agreement as described above under “— Agreements with our Named Executive Officers.”

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to our named executive officers that remain outstanding as of December 31, 2019.

		OPTION AWARDS							STOCK AWARDS
	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)		OPTION EXPIRATION DATE		NUMBER OF SHARES OF STOCK THAT HAVE NOT VESTED (#)(1)		MARKET VALUE OF SHARES THAT HAVE NOT VESTED ($)(2)
Ken Song, M.D.	10/4/2016	—		—	—		—		542,107	(1)	319,843
	2/14/2018	681,202	(3)	—	0.22		2/14/2028	(9)	—		—
	7/13/2018	713,291	(4)	1,300,709	0.59	(8)	7/13/2028	(9)	—		—
Patricia Millican	4/26/2018	157,500	(5)	202,500	0.22		4/26/2028		—		—
	7/13/2018	133,875	(6)	244,125	0.59	(8)	7/13/2028		—		—
Hubert Chen, M.D.	9/24/2018	398,437	(7)	876,563	0.59	(8)	9/24/2028		—		—

(1)	All of the shares of restricted stock were issued pursuant to Dr. Song’s early exercise of a stock option granted under the terms of the 2015 Plan, described below under “— Equity Benefit Plans.” We have a right to repurchase any unvested shares subject to each such award if the holder of the award ceases to provide services to us prior to the date on which all shares subject to the award have vested in accordance with the applicable vesting schedule described in the footnotes below. All vesting is subject to the individual’s continuous service with us through the vesting dates and the potential vesting acceleration described above under “— Potential Payments and Benefits upon Termination or Change in Control.” Represents restricted stock subject to vesting and a repurchase right in favor of the company, which shares were acquired through Dr. Song’s early exercise of a stock option, with 25% of the shares vesting on September 12, 2017, and 1/48th of the shares vest monthly thereafter over the next three years.
(2)	The market value of the restricted stock as of December 31, 2019 was determined based on the board of director’s determination of the fair market value of our common stock as of such date. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Common Stock Valuations.”
(3)	The shares of common stock subject to this option are immediately issuable pursuant to Dr. Song’s right to early exercise his option. As of December 31, 2019, Dr. Song had not early exercised the option. The shares subject to this option vest over four years in equal monthly installments beginning on February 14, 2018, subject to Dr. Song’s continued service with us. As of December 31, 2019, 312,217 shares of common stock underlying this option had vested, with an unvested balance of 368,985 shares.
(4)	The shares of common stock subject to this option vest over four years in equal monthly installments beginning on July 1, 2018, subject to Dr. Song’s continued service with us.
(5)	The shares of common stock subject to this option vest over four years, with 25% vesting as of March 19, 2019 and the balance vesting monthly over the remaining 36 months, subject to Ms. Millican’s continued service with us.
(6)	The shares of common stock subject to this option vest over four years in equal monthly installments beginning on July 1, 2018, subject to Ms. Millican’s continued service with us.
(7)	The shares of common stock subject to this option vest over four years, with 25% vesting as of September 4, 2019 and the balance vesting monthly over the remaining 36 months, subject to Dr. Chen’s continued service with us.
(8)	Reflects an option that was amended in December 2018 to reduce the exercise price to $0.59 per share.
(9)	As a result of Dr. Song’s resignation in June 2020, the options will terminate sooner pursuant to the terms of the separation agreement described above under “— Agreements with Named Executive Officers.”

Perquisites, Health, Welfare and Retirement Benefits

Our named executive officers, during their employment with us, are eligible to participate in our employee benefit plans, including our medical, dental, group term life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. In addition, we provide a 401(k) plan to our employees, including our named executive officers, as discussed in the section below entitled “— 401(k) Plan.”

We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances. We do, however, pay the premiums for medical, dental, group term life, disability and accidental death and dismemberment insurance for all of our employees, including our named executive officers. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interests.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our named executive officers are eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. The 401(k) plan provides that each participant may contribute up to the lesser of 100% of his or her compensation or the statutory limit, which is $19,000 and $19,500 for calendar years 2019 and 2020, respectively. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar years 2019 and 2020 may be up to an additional $6,000 and $6,500, respectively, above the statutory limit. We currently do not make matching contributions into the 401(k) plan on behalf of participants. Participant contributions are held and invested, pursuant to the participant’s instructions, by the plan’s trustee.

Nonqualified Deferred Compensation

We do not maintain nonqualified defined contribution plans or other nonqualified deferred compensation plans. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Equity Benefit Plans

The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2020 Plan

Our board of directors adopted the 2020 Equity Incentive Plan, or the “2020 Plan”, in                 , 2020 and our stockholders approved the 2020 Plan in                 , 2020. The 2020 Plan will become effective upon the execution of the underwriting agreement for this offering. The 2020 Plan will be the successor to our 2015 Equity Incentive Plan, or the 2015 Plan, which is described below. Once the 2020 Plan becomes effective, no further grants will be made under the 2015 Plan.

Types of Awards. Our 2020 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards, and other awards, or collectively, awards. ISOs may be granted only to our employees, including our officers, and the employees of our affiliates. All other awards may be granted to our employees, including our officers, our non-employee directors and consultants and the employees and consultants of our affiliates.

Authorized Shares. The maximum number of shares of common stock that may be issued under our 2020 Plan will not exceed                  shares, which is the sum of (1)                  new shares, plus (2) an additional number of shares not to exceed                  shares consisting of (A) any shares reserved and available for issuance pursuant to the grant of new awards under our 2015 Plan upon the effectiveness of the 2020 Plan, and (B) any shares subject to stock options or other awards granted under our 2015 Plan, that on or after the date the 2020 Plan becomes effective, terminate or expire prior to exercise or settlement; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price in accordance with the terms of the 2015 Plan. The number of shares of common stock reserved for issuance under our 2020 Plan will automatically increase on January 1 of each year, beginning on January 1, 2021, and continuing through and including January 1, 2030, by     % of the total number of shares of common stock outstanding on December 31 of the immediately preceding calendar year, or a lesser number of shares determined by our board prior to the applicable January 1st. The maximum number of shares that may be issued upon the exercise of ISOs under our 2020 Plan is                  shares.

Shares issued under our 2020 Plan will be authorized but unissued or reacquired shares of common stock. Shares subject to awards granted under our 2020 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2020 Plan. Additionally, shares issued pursuant to awards under our 2020 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under our 2020 Plan.

Plan Administration. Our board, or a duly authorized committee of our board, may administer our 2020 Plan. Our board has delegated concurrent authority to administer our 2020 Plan to the compensation committee. We sometimes refer to the board, or the applicable committee with the power to administer our equity incentive plans, as the administrator. The administrator may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified awards, and (2) determine the number of shares subject to such awards.

The administrator has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of awards, if any, the number of shares subject to each award, the fair market value of a share of common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2020 Plan.

In addition, subject to the terms of the 2020 Plan, the administrator also has the power to modify outstanding awards under our 2020 Plan, including the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the administrator. The administrator determines the exercise price for a stock option, within the terms and conditions of the 2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of common stock on the date of grant. Options granted under the 2020 Plan vest at the rate specified by the administrator.

The administrator determines the term of stock options granted under the 2020 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that either an exercise of the option or an immediate sale of shares acquired upon exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the administrator.

Options may not be transferred to third party financial institutions for value. Unless the administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as NSOs. No ISOs may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations, unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. Restricted stock awards may be granted in consideration for cash, check, bank draft or money order, services rendered to us or our affiliates, or any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation right grant agreements adopted by the administrator. The administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2020 Plan vests at the rate specified in the stock appreciation right agreement as determined by the administrator.

The administrator determines the term of stock appreciation rights granted under the 2020 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provide otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. Our 2020 Plan permits the grant of performance-based stock and cash awards. The compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.

The performance goals may be based on any measure of performance selected by the board of directors. The compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Awards. The administrator may grant other awards based in whole or in part by reference to common stock. The administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2020 Plan; (2) the class and maximum number of shares by which the share reserve may increase automatically each year; (3) the class and maximum number of shares that may be issued upon the exercise of incentive stock options; and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding awards.

Corporate Transactions. The following applies to stock awards under the 2020 Plan in the event of a corporate transaction (as defined in the 2020 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant. In the event of a corporate transactions, the administrator has the discretion to take any of the following actions with respect to stock awards:

∎	arrange for the assumption, continuation, or substitution of a stock award by a successor corporation;

∎	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

∎	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

∎	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

∎	cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for a cash payment, if any; or

∎

make a payment equal to the excess, if any, of (A) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (B) any exercise price payable by the participant in connection with the exercise.

The administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

Under the 2020 Plan, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Our administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

In the event of a change in control, as defined under our 2020 Plan, awards granted under our 2020 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Transferability. A participant may not transfer awards under our 2020 Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2020 Plan.

Plan Amendment or Termination. Our board has the authority to amend, suspend or terminate our 2020 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board adopted our 2020 Plan. No awards may be granted under our 2020 Plan while it is suspended or after it is terminated.

2015 Plan

Our board of directors and our stockholders approved our 2015 Plan in January 2015. It was subsequently amended and restated in October 2016 and most recently amended by our board of directors and stockholders in March 2020. All references in this prospectus to the 2015 Plan shall be deemed to refer to our Amended and Restated 2015 Equity Incentive Plan, as amended, unless the context otherwise requires. As of June 30, 2020, there were                  shares remaining available for the future grant of stock awards under our 2015 Plan. As of June 30, 2020, there were outstanding stock options covering a total of                  shares of our common stock that were granted under our 2015 Plan.

Stock Awards. Our 2015 Plan provides for the grant of ISOs within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other forms of stock awards to employees, directors and consultants, including employees and consultants of our affiliates. We have granted stock options under the 2015 Plan.

Authorized Shares. Subject to certain capitalization adjustments, the aggregate number of shares of common stock that may be issued pursuant to stock awards under the 2015 Plan will not exceed 25,216,760 shares. The maximum number of shares of our common stock that may be issued pursuant to the exercise of ISOs under our 2015 Plan is 50,433,520 shares.

Shares subject to stock awards granted under our 2015 Plan that expire or terminate without being exercised in full or that are settled in cash rather than in shares do not reduce the number of shares available for issuance under our 2015 Plan. Additionally, if any shares issued pursuant to a stock award are forfeited back to or repurchased because of the failure to meet a contingency or condition required to vest, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the 2015 Plan. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2015 Plan and is referred to as the “plan administrator” herein. The plan administrator may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2015 Plan, the plan administrator has the authority to determine award recipients, dates of grant, the numbers and types of stock awards to be granted, the applicable fair market value and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award.

Under the 2015 Plan, the plan administrator also generally has the authority to effect, with the consent of any adversely affected participant, (A) the reduction of the exercise, purchase, or strike price of any outstanding award; (B) the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2015 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2015 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2015 Plan, up to a maximum of 10 years. If an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, (5) a deferred payment arrangement or (6) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer in each case, (i) an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument and (ii) an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit awards may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2015 Plan, (2) the class and maximum number of shares that may be issued on the exercise of ISOs and (3) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. Our 2015 Plan provides that in the event of certain specified significant corporate transactions, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the plan administrator may take one or more of the following actions with respect to such stock awards:

∎	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation;

∎	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation;

∎	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

∎	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

∎	cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for a cash payment, if any; and

∎

make a payment equal to the excess, if any, of (A) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (B) any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to treat all participants in the same manner.

Notwithstanding the foregoing, pursuant to the 2015 Plan, with respect to any stock award granted to a participant who was our employee or director on the applicable grant date, in the event that any surviving or acquiring corporation in a corporate transaction does not assume any or all such outstanding stock awards or substitute similar stock awards or cash payment rights for such outstanding stock awards, then the vesting (and, if applicable, the exercisability) of such stock awards shall (contingent upon the effectiveness of the corporate transaction) be accelerated in full to a date prior to the effective time of such corporate transaction, and the stock awards shall terminate if not exercised (if applicable) at or prior to such effective time.

Under the 2015 Plan, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 90% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Under the 2015 Plan, with respect to any stock award granted to a participant who was our employee or director on the applicable grant date, if a change in control occurs, and within the period commencing three months prior to, and ending twelve months after, the effective time of such change in control, such participant’s continuous service with us terminates due to an involuntary termination (not including death or disability) without cause or due to such participant’s voluntary termination with good reason, then, as of the date of termination of such participant’s continuous service, the vesting and exercisability of such participant’s stock award will be accelerated in full, if applicable, and any reacquisition or repurchase rights held by us or our successor with respect to the stock award shall lapse in full, if applicable. A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in the award agreement or other written agreement between us and the participant, but in the absence of such provision, no such acceleration will occur, except as described above. Under the 2015 Plan, a change in control is generally (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, (3) a complete dissolution or liquidation of the company, or (4) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2015 Plan, provided that such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. Unless terminated sooner, the 2015 Plan will automatically terminate on January 28, 2025. No stock awards may be granted under our 2015 Plan while it is suspended or after it is terminated.

ESPP

Our board of directors adopted our 2020 Employee Stock Purchase Plan, or the “ESPP”, in                 , 2020, and our stockholders approved the ESPP in                 , 2020. The ESPP will become effective upon the execution of the underwriting agreement for this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees.

Authorized Shares. The maximum aggregate number of shares of common stock that may be issued under our ESPP is                  shares. The number of shares of common stock reserved for issuance under our ESPP will automatically increase on January 1 of each calendar year, beginning on January 1, 2021 and continuing through and including January 1, 2030, by the lesser of (1)     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, (2)                  shares, and (3) a number of shares determined by our board. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our ESPP.

Plan Administration. Our board of directors, or a duly authorized committee thereof, will administer our ESPP. Our board has delegated concurrent authority to administer our ESPP to the compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of common stock on the first date of an offering or (b) 85% of the fair market value of a share of common stock on the date of purchase. For the initial offering, which we expect will commence upon the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the initial offering will be the price at which shares are first sold to the public.

Limitations. Our employees, including executive officers, or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our ESPP if such employee (1) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of common stock, or (2) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of common stock for each calendar year that the rights remain outstanding.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain corporate transactions, as defined in the ESPP, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Director Compensation

Historically, we have not paid cash compensation to any of our non-employee directors for service on our board of directors. However, in 2019 we paid Dr. Heyman, Dr. Evans and Mr. Guggenhime $78,000, $75,000 and $25,000, respectively. The compensation paid to Dr. Heyman and Dr. Evans have been made pursuant to consulting agreements, as described under “Certain Relationships and Related Party Transactions — Consulting Arrangements.”

In addition, we have not granted equity awards to our non-employee directors for service on our board of directors in 2019. Outstanding equity awards held by our non-employee directors are subject to acceleration as described above in “— Equity Benefit Plans — 2015 Plan”.

We have reimbursed and will continue to reimburse all of our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

The following table sets forth in summary form information concerning the compensation that we paid or awarded during the year ended December 31, 2019 to each of our non-employee directors.

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($)(1)	STOCK AWARDS ($)(2)	ALL OTHER COMPENSATION ($)		TOTAL ($)
Richard Heyman, Ph.D.	—	—	—	78,000	(3)	78,000
Ronald Evans, Ph.D.	—	—	—	75,000	(4)	75,000
Robert Adelman, M.D.	—	—	—	—		—
Kristina Burow	—	—	—	—		—
Carol Gallagher, Pharm.D.	—	—	—	—		—
Amir Nashat, Ph.D.	—	—	—	—		—
Andrew Guggenhime	25,000	—	—	—		25,000

(1)	As of December 31, 2019, an aggregate of (i) 583,000 shares were outstanding under all options to purchase our common stock held by Dr. Heyman and (ii) 318,000 shares were outstanding under all options to purchase our common stock held by Mr. Guggenhime.

(2)	As of December 31, 2019, Dr. Heyman held 141,379 restricted shares subject to vesting and a repurchase right in favor of the company, which shares were acquired through Dr. Heyman’s early exercise of a stock option.
(3)	Consists of consulting fees paid pursuant to a consulting agreement with Dr. Heyman.
(4)	Consists of consulting fees paid pursuant to a consulting agreement with Dr. Evans.

Non-employee Director Compensation Policy

Our board of directors adopted a new compensation policy in                  that will become effective upon the execution and delivery of the underwriting agreement for this offering and will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

∎	an annual cash retainer of $ ;

∎	an additional cash retainer of $ to the chairman of the board of directors;

∎	an additional annual cash retainer of $ , $ and $ for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

∎	an additional annual cash retainer of $ , $ and $ for service as chairman of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

∎

an initial option grant to purchase                  shares of our common stock for each non-employee director who first joins our board of directors, on the date of commencement of service on the board, vesting over a three year period following the grant date; and

∎

an annual option grant to purchase                  shares of our common stock for each non-employee director serving on the board of directors on the date of our annual stockholder meeting, vesting one year following the grant date.

Each of the option grants described above will vest and become exercisable subject to the director’s continuous service to us, provided that each option will vest in full upon a change in control (as defined under our 2020 Plan). The term of each option will be 10 years, subject to earlier termination as provided in the 2020 Plan, except that the post-termination exercise period will be for 12 months from the date of termination, if such termination is other than for death, disability or cause. The options will be granted under our 2020 Plan, the terms of which are described in more detail above under “— Equity Benefit Plans — 2020 Plan.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2017 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive And Director Compensation.”

Preferred Stock Financings

Series B Convertible Preferred Stock

In November 2017, we entered into a Series B preferred stock purchase agreement with various investors, pursuant to which we issued and sold to such investors an aggregate of 18,333,333 shares of our Series B convertible preferred stock at a purchase price of $1.20 per share, and received gross proceeds of approximately $22.0 million.

The participants in the Series B convertible preferred stock financing included the following members of our board of directors and holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the aggregate number of shares of convertible preferred stock issued to these related parties in the Series B convertible preferred stock financing:

PARTICIPANTS	SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK	CONSIDERATION
Greater than 5% stockholders
Alexandria Venture Investments, LLC	1,107,899	$1,329,479
Entities affiliated with Polaris Partners (1)	2,408,478	$2,890,174
venBio Global Strategic Fund L.P.	2,408,478	$2,890,174
ARCH Venture Fund VIII, L.P.	2,408,478	$2,890,174
Entities affiliated with New Enterprise Associates (2)	10,000,000	$12,000,000

(1)	Consists of (i) 104,982 shares of Series B convertible preferred stock held by Polaris Partners Entrepreneurs’ Fund VII, L.P., or Polaris Entrepreneurs, and (ii) 2,303,496 shares of Series B convertible preferred stock held by Polaris Partners VII, L.P., or Polaris VII. Dr. Nashat, a member of our board of directors, is a managing member of Polaris Management Co. VII, L.L.C., which is the sole general partner of Polaris Entrepreneurs.
(2)	Consists of (i) 12,500 shares of Series B convertible preferred stock held by NEA Ventures 2017, Limited Partnership, or Ven 2017, and (ii) 9,987,500 shares of Series B convertible preferred stock held by New Enterprise Associates 16, L.P., or NEA 16. Dr. Gallagher, a member of our board of directors, is a partner of New Enterprise Associates, Inc. which is affiliated with Ven 2017 and NEA 16.

Series C Convertible Preferred Stock

In June 2018, we entered into a Series C preferred stock purchase agreement with various investors, pursuant to which we issued and sold to such investors an aggregate of 30,660,377 shares of our Series C convertible preferred stock at a purchase price of $2.12 per share, and received gross proceeds of approximately $65.0 million.

The participants in the Series C convertible preferred stock financing included the following members of our board of directors and holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the aggregate number of shares of convertible preferred stock issued to these related parties in the Series C convertible preferred stock financing:

PARTICIPANTS	SHARES OF SERIES C CONVERTIBLE PREFERRED STOCK	CONSIDERATION
Greater than 5% Stockholders
Alexandria Venture Investments, LLC	762,961	$1,617,477
Entities affiliated with Polaris Partners (1)	1,179,245	$2,499,999
venBio Global Strategic Fund L.P.	2,020,054	$4,282,514
Entities affiliated with ARCH Venture Fund (2)	1,415,094	$2,999,999
New Enterprise Associates 16, L.P.	1,698,118	$3,600,010

(1)	Consists of (i) 77,103 shares of Series C convertible preferred stock held by Polaris Entrepreneurs and (ii) 1,102,142 shares of Series C convertible preferred stock held by Polaris VII.
(2)	Consists of (i) 707,547 shares of Series C convertible preferred stock held by ARCH Venture Fund VIII Overage, L.P., or ARCH Fund Overage, and (ii) 707,547 shares of Series C convertible preferred stock held by ARCH Fund VIII. Ms. Burow, a member of our board of directors, is managing director of ARCH and holds an indirect pecuniary interest in ARCH Fund Overage.

Investor Agreements

In connection with our Series C convertible preferred stock financing, we entered into an amended and restated investor rights agreement, amended and restated voting agreement and amended and restated right of first refusal and co-sale agreement containing voting rights, information rights, rights of first refusal and co-sale and registration rights, among other things, with certain of our stockholders. In connection with our August 2019 loan and security agreement with K2, we further amended and restated the investor rights agreement to provide certain piggyback registration rights to K2 upon exercise of the warrant issued in connection with the loan agreement. These rights will terminate upon the closing of this offering, except for the registration rights as more fully described below in “Description of Capital Stock — Stockholder Registration Rights.”

Consulting Arrangements

In June 2020, we entered into a Separation and Consulting Agreement with Dr. Song, as described in “Executive and Director Compensation — Agreements with Named Executive Officers.”

In March 2015, we entered into a consulting agreement with Patricia Millican, our Chief Financial Officer, pursuant to which she provided general business, financial and strategic consulting services. Pursuant to her consulting agreement, Ms. Millican was compensated for services rendered as requested from time to time. From March 1, 2015 through February 1, 2017, Ms. Millican’s annual compensation under the consulting agreement was $180,000. Further, under the consulting agreement, Ms. Millican was granted (i) an option to purchase 451,743 shares of our common stock, vesting monthly over a four year period commencing in November 2014, which she early-exercised in full in August 2015 and (ii) an option to purchase 50,500 shares of our common stock, vesting monthly over a four year period commencing in November 2014, which she early-exercised in full in January 2016. Ms. Millican’s consulting agreement was terminated when she commenced employment with us in February 2017.

In March 2015, we entered into a consulting agreement with Richard Heyman, Ph.D., Chairman of our board of directors, which was subsequently amended in January 2018, pursuant to which he provides board and general business, scientific, financial and strategic consulting regarding the development and commercialization of our programs. Pursuant to his consulting agreement, Dr. Heyman is compensated for services rendered as requested from time to time. The initial term of the consulting agreement commenced on October 1, 2014 for a period of three years, and automatically renewed for a one year period commencing on October 1, 2017. Dr. Heyman received a one-time payment of $100,000 under the consulting agreement. Further, from October 1, 2014 through December 31, 2017, Dr. Heyman’s annual compensation under the consulting agreement was $150,000, and effective January 1, 2018, Dr. Heyman’s annual cash compensation was reduced to $75,000 under the agreement, which our board of directors later increased to $78,000 in February 2018.

In November 2014, we entered into a consulting agreement with Ronald Evans, Ph.D., a member of our board of directors, which was subsequently amended in November 2016 and November 2017, pursuant to which he provides board and advisory services in the area of treating metabolic diseases. Pursuant to his consulting agreement, Dr. Evans is compensated for services rendered as requested from time to time. The term of the consulting agreement, as amended, commenced on November 1, 2014 for a period of four years, and will automatically renew for successive one year terms. Dr. Evan’s annual compensation under the consulting agreement is $75,000.

Lease

In June 2017, we entered into a lease agreement with ARE-SD Region No. 30, LLC, an affiliate of one our 5% stockholders, Alexandria Venture Investments, LLC. The lease commenced in March 2018 and terminates in March 2023, with aggregate monthly rental payments of $4.0 million over the term of the lease. In addition to the monthly rental payments, we will be obligated to pay certain customary amounts for its share of operating expenses and tax obligations.

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, as described in “Management — Limitation of Liability and Indemnification.”

Policies and Procedures for Transactions with Related Persons

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than five percent of our common stock, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, all of the parties thereto, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

∎	the risks, costs and benefits to us;

∎	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

∎	the terms of the transaction;

∎	the availability of other sources for comparable services or products; and

∎	the terms available to or from, as the case may be, unrelated third parties.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

∎	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

∎	each of our directors;

∎	each of our named executive officers; and

∎	all of our current executive officers and directors as a group.

The percentage ownership information under the column entitled “Before Offering” is based on 98,757,107 shares of common stock outstanding as of June 15, 2020, assuming conversion of all outstanding shares of our convertible preferred stock into 85,093,688 shares of common stock, which will occur in connection with the completion of this offering. The percentage ownership information under the column entitled “After Offering” is based on the sale of shares of common stock in this offering. The following table does not reflect any potential purchases pursuant to the directed share program or otherwise in this offering, which purchases, if any, will increase the percentage of shares owned after the offering.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before August 14, 2020, which is 60 days after June 15, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Metacrine, Inc., 3985 Sorrento Valley Blvd. Suite C, San Diego, CA 92121.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
		BEFORE OFFERING	AFTER OFFERING
5% or Greater Stockholders
venBio Global Strategic Fund L.P. (1)	14,428,532	14.6%
Entities affiliated with ARCH Venture Fund (2)	13,823,572	14.0%
Entities affiliated with Polaris Partners (3)	13,587,723	13.8%
Entities affiliated with New Enterprise Associates (4)	11,698,118	11.8%
Alexandria Venture Investments, LLC (5)	6,470,857	6.6%
Directors and Named Executive Officers
Preston Klassen, M.D. (6)	4,951,200	4.8%
Ken Song, M.D. (7)	4,671,395	4.6%
Patricia Millican (8)	959,116	1.0%
Hubert Chen, M.D. (9)	610,937	*
Robert Adelman, Ph.D. (10)	14,428,532	14.6%
Kristina Burow	—	—
Ronald Evans, Ph.D. (11)	2,419,269	2.4%
Carol Gallagher, Pharm.D.	—	—
Andrew Guggenhime (12)	224,166	*
Richard Heyman, Ph.D. (13)	1,840,502	1.9%
Amir Nashat (14)	13,587,723	13.8%
John McHutchison, M.D. (15)	44,166	—
All current executive officers and directors as a group (11 persons) (16)	39,065,611	39.3%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of 14,428,532 shares of common stock issuable upon conversion of preferred stock held by venBio Global Strategic Fund L.P., or venBio Global Fund. The general partners of venBio Global Fund are Dr. Robert Adelman and Corey Goodman, who may be deemed to beneficially own the shares held by venBio Global Fund. Dr. Adelman and Mr. Goodman disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein. The address of venBio Global Fund is 1700 Owens Street, Suite #595, San Francisco, CA 94158.

(2)	Consists of (i) 707,547 shares of common stock issuable upon conversion of preferred stock held by ARCH Venture Fund VIII Overage, L.P., or ARCH Fund Overage, and (ii) 13,116,025 shares of common stock issuable upon conversion of preferred stock held by ARCH Venture Fund VIII, L.P., or ARCH Fund VIII. The sole general partner of ARCH Fund VIII is ARCH Venture Partners VIII, L.P., or ARCH Partners VIII, which may be deemed to beneficially own the shares held by ARCH Fund VIII. The sole general partner of ARCH Partners VIII and ARCH Fund Overage is ARCH Venture Partners VIII, LLC, or ARCH VIII LLC, which may be deemed to beneficially own the shares held by ARCH Fund VIII and ARCH Fund Overage. ARCH Partners VIII and ARCH VIII LLC disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The managing directors of ARCH VIII LLC are Keith L. Crandell, Clinton Bybee and Robert Nelsen, and they may be deemed to beneficially own the shares held by ARCH Fund VIII and ARCH Fund Overage. Messrs. Crandell, Bybee and Nelsen disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Ms. Burow holds an interest in ARCH Partners VIII and ARCH VIII LLC but she does not have voting or investment control over the shares held by ARCH Partners VIII or ARCH VIII LLC and disclaims beneficial ownership except to the extent of any pecuniary interest therein. The address of ARCH Fund VIII and ARCH Fund Overage is 8755 West Higgins Road, Suite 1025, Chicago, Illinois 60631.

(3)	Consists of (i) 835,915 shares of common stock issuable upon conversion of preferred stock held by Polaris Partners Entrepreneurs’ Fund VII, L.P., or Polaris Entrepreneurs, and (ii) 12,751,808 shares of common stock issuable upon conversion of preferred stock held by Polaris Partners VII, L.P., or Polaris VII and together with Polaris Entrepreneurs, the Polaris Funds. The sole general partner of Polaris Entrepreneurs and Polaris VII is Polaris Management Co. VII, L.L.C., or Polaris Management, which may be deemed to beneficially own the shares held by Polaris Entrepreneurs and Polaris VII. Amir Nashat, Brian Chee, Bryce Youngren and David Barrett are the managing members of Polaris Management, or the Managing Members, and they may be deemed to beneficially own the shares held by Polaris Management. Each of Polaris Management and the Managing Members disclaim beneficial ownership of all of the shares owned by the Polaris Funds, and this registration statement shall not be deemed an admission that any of Polaris Management or the Managing Members is the beneficial owner of the shares owned by the Polaris Funds for purposes of Section 16 or for any other purpose, except to the extent of their respective and proportionate pecuniary interests therein. The address of Polaris Entrepreneurs and Polaris VII is One Marina Park Drive, 10th Floor, Boston, MA 02210.

(4)	Consists of (i) 12,500 shares of common stock issuable upon conversion of preferred stock held by NEA Ventures 2017, Limited Partnership, or NEA 2017, and (ii) 11,685,618 shares of common stock issuable upon conversion of preferred stock held by New Enterprise Associates 16, L.P., or NEA 16. The shares directly held by NEA 16 are indirectly held by (i) NEA Partners 16, L.P., or NEA Partners 16, the sole general partner of NEA 16, (ii) NEA 16 GP, LLC, or NEA 16 LLC, the sole general partner of NEA Partners 16 and (iii) each of the individual managers of NEA 16 LLC. The individual managers of NEA 16 LLC, collectively the NEA 16 Managers, are Forest Baskett, Ali Behbahani, Carmen Chang, Anthony A. Florence, Jr., Joshua Makower, Mohamad Makhzoumi, Scott D. Sandell, Peter Sonsini and Paul Walker. The shares directly held by NEA 2017 are indirectly held by Karen P. Welsh, the general partner of Ven 2017. NEA 16, NEA Partners 16, NEA 16 LLC and the NEA 16 Managers share voting and dispositive power with regard to the Company’s securities directly held by NEA 16. Karen P. Welsh, the general partner of Ven 2017, shares voting and dispositive power with regard to the Company’s securities directly held by NEA 2017. All indirect holders of the above-referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein. The address of Ven 2017 and NEA 16 is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(5)	Consists of 6,470,857 shares of common stock issuable upon conversion of preferred stock held by Alexandria Venture Investments, LLC, or Alexandria. The managing member of Alexandria is Alexandria Real Estate Equities, Inc., which has full voting and investment power with respect to the shares owned by Alexandria. Joel S. Marcus is the Executive Chairman of Alexandria Real Estate Equities, Inc. and may be deemed to have voting and investment power with respect to the shares owned by Alexandria. Mr. Marcus disclaims beneficial ownership of the shares held by Alexandria, except to the extent of his underlying pecuniary interest therein. The address of Alexandria is 385 E. Colorado Blvd, Suite 299, Pasadena, CA 91101.

(6)	Consists of 4,951,200 shares of common stock issuable upon exercise of options, all of which will be unvested but exercisable within 60 days of June 15, 2020.

(7)	Consists of (i) 2,891,235 shares of common stock held by Dr. Song in his personal capacity, (ii) 50,000 shares of common stock issuable upon conversion of preferred stock held by Kenneth Song and Yu Linda Song, Trustees of the Song Family Trust Dated October 14, 2016, or the Song Trust, and (iii) 1,688,202 shares of common stock issuable upon exercise of options, 269,643 of which will be unvested but exercisable within 60 days of June 15, 2020. Dr. Song is a trustee of the Song Trust, and may be deemed to beneficially own the shares held by the Song Trust. Dr. Song resigned as our President and Chief Executive Officer and as a member of our board of directors in June 2020.

(8)	Consists of (i) 209,269 shares of common stock held by Ms. Millican in her personal capacity, (ii) 292,974 shares of common stock held by Millican Family Trust, dated March 10, 2016, or the Millican Trust, (iii) 49,998 shares of common stock issuable upon conversion of preferred stock held by the Millican Trust and (iv) 46,875 shares of common stock issuable upon the exercise of options. Ms. Millican is a trustee of the Millican Trust, and may be deemed to beneficially own the shares held by the Millican Trust.

(9)	Consists of 610,937 shares of common stock issuable upon the exercise of options.

(10)	Consists of the shares described in Note (1) above. Dr. Adelman is a general partner of venBio Global Fund, and may be deemed to beneficially own the shares held by venBio Global Fund. Dr. Adelman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(11)	Consists of (i) 2,365,938 shares of common stock held by Dr. Evans in his personal capacity, (ii) 49,998 shares of common stock issuable upon conversion of preferred stock held by Evans Potter Rev. Trust 12/29/1989, or the Evans Trust, and (iii) 3,333 shares of common stock issuable upon the exercise of options. Dr. Evans is the trustee of the Evans Trust, and may be deemed to beneficially own the shares held by the Evans Trust.

(12)	Consists of 224,166 shares of common stock issuable upon the exercise of options.

(13)	Consists of (i) 1,428,975 shares of common stock and (ii) 411,527 shares of common stock issuable upon the exercise of options.

(14)	Consists of the shares described in Note (3) above. Dr. Nashat is a managing member of Polaris Management, which is the sole general partner of the Polaris Funds, and may be deemed to beneficially own the shares held by Polaris Management. Dr. Nashat disclaims beneficial ownership of all of the shares owned by the Polaris Funds, and this registration statement shall not be deemed an admission that Dr. Nashat is the beneficial owner of the shares owned by the Polaris Funds for purposes of Section 16 or for any other purpose, except to the extent of his proportionate pecuniary interests therein.

(15)	Consists of 44,166 shares of common stock issuable upon the exercise of options.

(16)	Consists of the shares described in Notes (6) and (8) through (15) above.

DESCRIPTION OF CAPITAL STOCK

Upon filing of our amended and restated certificate of incorporation and the completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. All of our authorized preferred stock upon the completion of this offering will be undesignated. The following is a summary of the rights of our common and preferred stockholders and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

Outstanding Shares

As of June 30, 2020, there were                  shares of common stock issued and outstanding (including                  shares of restricted common stock which are subject to a right of repurchase by us) held of record by                  stockholders. This amount excludes our outstanding shares of convertible preferred stock as of June 30, 2020, which will convert into                  shares of common stock in connection with the completion of this offering. Based on the number of shares of common stock outstanding as of June 30, 2020, and assuming (1) the conversion of all outstanding shares of our convertible preferred stock and (2) the issuance by us of                  shares of common stock in this offering, there will be                  shares of common stock outstanding upon the completion of this offering.

As of June 30, 2020, there were                  shares of common stock subject to outstanding options under our equity incentive plan.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Convertible Preferred Stock

As of June 30, 2020, there were                  shares of convertible preferred stock outstanding, held of record by                  stockholders. In connection with the completion of this offering, the shares of convertible preferred stock

outstanding as of June 30, 2020 will be converted into                  shares of our common stock. Immediately prior to the completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of convertible preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

K2 Warrant and Participation Rights

In August 2019, we issued a warrant to purchase shares of our Series C convertible preferred stock to K2 HealthVentures Equity Trust LLC in connection with the August 2019 loan and security agreement. The number of shares of Series C convertible preferred stock exercisable under the warrant equals (i) 2.5% of the aggregate original principal amount of the terms loans if and when funded pursuant to the loan agreement divided by (ii) the warrant price of $2.12 per share (subject to adjustment as provided therein). As of June 30, 2020, the warrant was exercisable for 117,924 shares of Series C convertible preferred stock following the initial draw of $10.0 million under the loan agreement in August 2019. The warrant will automatically convert into a warrant to purchase an equivalent number of shares of our common stock upon the completion of this offering. The warrant also includes a cashless exercise feature allowing the holder to receive shares underlying the warrant in an amount reduced by the aggregate the exercise price that would have been payable upon exercise of the warrant for such shares. The warrant is exercisable until its expiration on August 27, 2029 unless terminated earlier as a result of certain reorganizations or changes in control as set forth in the warrant.

The August 2019 loan and security agreement also provides K2 HealthVentures LLC with the right to participate in an aggregate amount up to $2.5 million in any offering of our common stock, convertible preferred stock or other equity securities (or instruments exercisable for, or convertible into, shares of our common stock, convertible preferred stock or other equity securities) for the principal purpose of raising capital, on the same terms, conditions and pricing afforded to others participating in such offering. K2 HealthVentures LLC has waived all such rights for this offering.

Stockholder Registration Rights

After the closing of this offering, certain holders of shares of our common stock, including substantially all of the current preferred stockholders, including certain holders of five percent of our capital stock and entities affiliated with certain of our directors, will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the amended and restated investor rights agreement and are described in additional detail below.

The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We are required to pay the registration expenses, other than underwriting discounts and selling commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire (i) five years after the effective date of the registration statement, of which this prospectus forms a part, (ii) with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three-month period, or (iii) upon termination of the amended and restated investor rights agreement.

Demand Registration Rights

At any time beginning on the earlier of (1) December 31, 2022 and (2) six months after the public offering date set forth on the cover page of this prospectus, the holders of the registrable securities will be entitled to certain demand registration rights. Subject to the terms of the lockup agreements described under “Underwriting”, the holders of at least a majority of the registrable securities then outstanding, may make a written request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities the aggregate offering price of which, after payment of underwriting discounts and commissions, would exceed $50,000,000.

Piggyback Registration Rights

At any time beginning on the earlier of (1) December 31, 2022 and (2) six months after the public offering date set forth on the cover page of this prospectus, if we propose to register for offer and sale any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

At any time beginning on the first anniversary of the public offering date set forth on the cover page of this prospectus, the holders of the registrable securities will be entitled to certain Form S-3 registration rights. Any holder of these shares can make a request that we register for offer and sale their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, after payment of the underwriting discounts and commissions, equals or exceeds $1,000,000.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

∎	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

∎

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

∎

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

∎	any merger or consolidation involving the corporation and the interested stockholder;

∎	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

∎	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

∎

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

∎	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

∎

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

∎	provide that the authorized number of directors may be changed only by resolution of the board of directors;

∎

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock;

∎

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

∎	divide our board of directors into three classes;

∎	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

∎

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

∎

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

∎

provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

∎

provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided, that, this Delaware forum provision set forth in our amended and restated certificate of incorporation and amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Further, our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least     % of our then-outstanding common stock.

Nasdaq Global Market Listing

We intend to apply for listing of our common stock on The Nasdaq Global Market under the symbol “MTCR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of June 30, 2020, upon the completion of this offering and assuming (1) the 1-for-                  reverse stock split of all outstanding shares of our capital stock, (2) the conversion of all of our outstanding shares of convertible preferred stock, (3) no exercise of the underwriters’ option to purchase additional shares of common stock and (4) no exercise of outstanding options, an aggregate of                  shares of common stock will be outstanding. All of the shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless held by an affiliate of ours. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. In addition, any shares sold in this offering to entities affiliated with our existing stockholders and directors will be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

∎	no restricted shares will be eligible for immediate sale upon the completion of this offering;

∎	up to restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements 180 days after the date of this offering; and

∎

the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144, as described below, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

∎	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

∎	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

∎

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

∎

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of June 30, 2020, options to purchase a total of                      shares of common stock were outstanding, of which                  were vested. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of those agreements unless held by an affiliate of ours.

Lock-Up Agreements

We, along with our directors, executive officers and all of our other stockholders and optionholders, have agreed that for a period of 180 days, after the date of this prospectus, except with the prior written consent of Jefferies LLC and Evercore Group L.L.C. and subject to specified exceptions, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the common stock. Jefferies LLC and Evercore Group L.L.C. have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up agreements.

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of                  shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock — Stockholder Registration Rights” for additional information regarding these registration rights.

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2015 Plan, the 2020 Plan and the ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address any state, local or non-U.S. tax consequences or U.S. federal tax consequences other than income taxes (such as U.S. federal estate or gift tax consequences). Rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code such as financial institutions, insurance companies, tax-exempt organizations, tax-qualified retirement plans, broker-dealers and traders in securities, commodities or currencies, government organizations, U.S. expatriates or former U.S. permanent residents, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” integrated investment or other risk reduction strategy, holders deemed to sell our common stock under the constructive sale provisions of the Code, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders who are subject to the alternative minimum tax or the federal Medicare contribution tax on net investment income, persons who have a functional currency other than the U.S. dollar, accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Code, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements or entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their places of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and U.S. Treasury regulations, published administrative pronouncements, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice for any Non-U.S. Holders under their particular circumstances. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax and other tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local and non-U.S. tax consequences and any U.S. federal non-income tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Also, partnerships and their partners, or other entities that are treated as partnerships for U.S. federal income tax purposes and their equity holders (regardless of their place of organization or formation) and entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their place of organization or formation) are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion.

Distributions on Our Common Stock

Subject to the discussion below regarding effectively connected income, backup withholding and foreign accounts, distributions, if any, made on our common stock to a Non-U.S. Holder generally will constitute dividends for U.S. tax purposes to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, U.S. Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide such certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit if any excess amount is withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, certifying that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular rates applicable to U.S. residents, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock as a non-taxable return of capital, but not below zero, and then any excess will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally should not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation,” or a USRPHC, within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

If you are a Non-U.S. Holder described in clause (a) above, you will be required to pay tax on the net gain derived from the sale at regular U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in clause (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in clause (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to clause (c) above, in general, we would be a USRPHC if interests in U.S. real property constituted (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are treated as a USRPHC, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is regularly traded on an established securities market within the meaning of applicable U.S. Treasury regulations. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition of our common stock is taxable because we are a USRPHC and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner applicable to U.S. persons and in addition, a purchaser of your common stock may be required to withhold tax with respect to that obligation.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock (even if payments are not subject to withholding) including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN (in the case of individuals), IRS Form W-8BEN-E (in the case of entities) or IRS Form W-8ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected within the United States or through certain U.S.-related brokers, unless the holder provides a properly executed IRS Form W-8BEN (in the case of individuals), IRS Form W-8BEN-E (in the case of entities) or IRS Form W-8ECI, or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax refund or credit with respect to the amount withheld.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends paid on, and the gross proceeds of a disposition on or after January 1, 2019, of our common stock paid to a foreign financial institution (as specifically defined by applicable rules), including when the foreign financial institution holds our common stock on behalf of a Non-U.S. Holder, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which may include certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. This U.S. federal withholding tax of 30% will also apply to dividends on and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The U.S. Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Holders are encouraged to consult with their own tax advisors regarding the possible implications of these rules on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT AND PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                  among us and Jefferies LLC, Evercore Group L.L.C. and RBC Capital Markets, LLC, as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
Evercore Group L.L.C.
RBC Capital Markets, LLC
Canaccord Genuity LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        .

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We have applied to have our common stock listed on The Nasdaq Global Market under the symbol “MTCR.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                  shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

∎

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

∎

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock hereafter owned either of record or beneficially, or

∎	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Evercore Group L.L.C.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC and Evercore Group L.L.C. may, in their discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to                  shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Except for certain participants who have entered into lock-up agreements as contemplated above, each person buying shares through the directed share program has agreed that, for a period of 180 days from and including the date of this prospectus, he or she will not, without the prior written consent of Jefferies LLC and Evercore Group L.L.C., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for shares of common stock respect to shares purchased in the program. For those participants who have entered into lock-up agreements as contemplated above, the lock-up agreements contemplated therein shall govern with respect to their purchases of shares of common stock in the program. Jefferies LLC and Evercore Group L.L.C. in their discretion may release any of the securities subject to these lock-up agreements at any time. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Other Activities and Relationships

The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Holders

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

∎	a person associated with the Company under Section 708(12) of the Corporations Act; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

Resale Restrictions

The distribution of our shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing our shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent, and

∎	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters proposing to sell into Canada are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the share in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

European Economic Area and United Kingdom

In relation to each member state of the European Economic Area and the United Kingdom, each, a Relevant State, an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant State except that an offer to the public in that Relevant State of any common shares may be made at any time under the following exemptions under the Prospectus Regulation:

∎	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

∎

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

∎	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common shares shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 16 of the Prospectus Regulation.

For the purposes of this provision, the expression “offer to the public” in relation to the common shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, and the expression “Prospectus Regulation” means Regulation (EU)2017/1129 .

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong, or CO, or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

∎

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

∎	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

∎

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

∎	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

∎	where no consideration is or will be given for the transfer;

∎	where the transfer is by operation of law;

∎	as specified in Section 276(7) of the SFA; or

∎	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Selling Restrictions Addressing Additional United Kingdom Securities Laws

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of the Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. The underwriters are being represented by Latham & Watkins LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2018 and 2019, and for each of the two years in the period ended December 31, 2019, as set forth in their report. We’ve included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 3985 Sorrento Valley Blvd. Suite C, San Diego, CA 92121 or telephoning us at (858) 369-7800.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.metacrine.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

METACRINE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Metacrine, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Metacrine, Inc. (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.

San Diego, California

July 2, 2020

METACRINE, INC.

Consolidated Balance Sheets

(in thousands, except share and par value data)

	DECEMBER 31,		PRO FORMA DECEMBER 31, 2019
	2018	2019
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$15,965	$15,668
Short-term investments	57,021	39,983
Prepaid expenses and other current assets	1,134	1,692

Total current assets	74,120	57,343
Property and equipment, net	901	735
Operating lease right-of-use asset	2,783	2,203

Total assets	$77,804	$60,281

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,203	$239
Accrued liabilities	2,541	3,549
Current portion of operating lease liability	505	600
Long-term debt — classified as current, net of debt discount	—	9,099
Other long-term liabilities — classified as current	—	525

Total current liabilities	4,249	14,012
Unvested stock liability	207	109
Warrant liability	—	184	$—
Operating lease liability, net of current portion	2,348	1,748
Commitments and contingencies (Note 3)
Convertible preferred stock, $0.0001 par value; authorized shares — 85,093,688 and 85,683,310 at December 31, 2018 and 2019, respectively; issued and outstanding shares — 85,093,688 at December 31, 2018 and 2019; liquidation preference — $123,100 at December 31, 2018 and 2019; no shares issued and outstanding, pro forma (unaudited)	122,465	122,465	—
Stockholders’ deficit:
Common stock, $0.0001 par value; authorized shares — 110,509,127 and 111,098,749 at December 31, 2018 and 2019, respectively; issued shares — 13,535,546 and 13,680,315 at December 31, 2018 and 2019, respectively; outstanding shares — 11,473,780 and 12,672,807 at December 31, 2018 and 2019, respectively; 98,774,003 and 97,766,495 shares issued and outstanding, respectively, pro forma (unaudited)	1	1	10
Additional paid-in capital	3,096	5,163	127,803
Accumulated other comprehensive income (loss)	(53)	41	41
Accumulated deficit	(54,509)	(83,442)	(83,442)

Total stockholders’ equity (deficit)	(51,465)	(78,237)	$44,412

Total liabilities, convertible preferred stock and stockholders’ deficit	$77,804	$60,281

See accompanying notes.

METACRINE, INC.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	YEARS ENDED DECEMBER 31,
	2018	2019
Collaboration revenues	$1,450	$—
Operating expenses:
Research and development	22,937	25,973
General and administrative	5,242	4,031

Total operating expenses	28,179	30,004

Loss from operations	(26,729)	(30,004)
Other income (expense):
Interest income	934	1,418
Interest expense	—	(347)
Other income (expense)	(26)	—

Total other income (expense)	908	1,071

Net loss	$(25,821)	$(28,933)

Other comprehensive loss:
Unrealized gain (loss) on available-for-sale securities, net	(53)	94

Comprehensive loss	$(25,874)	$(28,839)

Net loss per common share, basic and diluted	$(2.42)	$(2.39)

Weighted average shares of common stock outstanding, basic and diluted	10,666,840	12,125,095

Pro forma net loss per common share, basic and diluted (unaudited)		$(0.30)

Pro forma weighted average shares of common stock outstanding, basic and diluted (unaudited)		97,218,783

See accompanying notes.

METACRINE, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2017	54,433,311	$57,600	9,869,043	$1	$1,922	$—	$(28,688)	$(26,765)
Issuance of Series C convertible preferred stock, net of $135 of issuance costs	30,660,377	64,865	—	—	—	—	—	—
Exercise of stock options	—	—	54,685	—	5	—	—	5
Vesting of early exercised stock options	—	—	1,550,052	—	106	—	—	106
Stock-based compensation	—	—	—	—	1,063	—	—	1,063
Unrealized loss on short-term investments	—	—	—	—	—	(53)	—	(53)
Net loss	—	—	—	—	—	—	(25,821)	(25,821)

Balance at December 31, 2018	85,093,688	122,465	11,473,780	1	3,096	(53)	(54,509)	(51,465)
Exercise of stock options	—	—	123,713	—	36	—	—	36
Vesting of early exercised stock options	—	—	1,075,314	—	99	—	—	99
Stock-based compensation	—	—	—	—	1,932	—	—	1,932
Unrealized gain on short-term investments	—	—	—	—	—	94	—	94
Net loss	—	—	—	—	—	—	(28,933)	(28,933)

Balance at December 31, 2019	85,093,688	$122,465	12,672,807	$1	$5,163	$41	$(83,442)	$(78,237)

See accompanying notes.

METACRINE, INC.

Consolidated Statements of Cash Flows

(in thousands)

	YEARS ENDED DECEMBER 31,
	2018	2019
Cash flows from operating activities
Net loss	$(25,821)	$(28,933)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	261	250
Stock-based compensation	1,063	1,932
Non-cash interest expense	—	91
Accretion of discount on investments, net	(532)	(649)
Loss on disposal of property and equipment	15	—
Amortization of right-of-use asset	568	580
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(657)	(558)
Accounts payable and accrued liabilities	1,596	44
Deferred revenue	(1,450)	—
Lease liability	(524)	(505)

Net cash used in operating activities	(25,481)	(27,748)

Cash flows from investing activities
Purchases of property and equipment	(690)	(84)
Proceeds from sale of property and equipment	15	—
Purchases of short-term investments	(73,042)	(53,029)
Maturities of short-term investments	16,500	70,810

Net cash provided by (used in) investing activities	(57,217)	17,697

Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	64,745	—
Proceeds from exercise of common stock options	63	38
Repurchase of unvested common stock	(3)	(1)
Proceeds from issuance of long-term debt, net of issuance costs	—	9,717

Net cash provided by financing activities	64,805	9,754

Net decrease in cash and cash equivalents	(17,893)	(297)
Cash and cash equivalents, beginning of period	33,858	15,965

Cash and cash equivalents, end of period	$15,965	$15,668

Supplemental disclosure of cash flow information
Interest paid	$—	$193

Supplemental disclosure of noncash investing and financing activities
Vesting of common stock	$106	$99

Right-of-use asset and lease liability	$3,197	$—

Initial fair value of warrant liability	$—	$184

See accompanying notes.

METACRINE, INC.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Organization

Metacrine, Inc. (the “Company”) was incorporated in the state of Delaware on September 17, 2014 and is based in San Diego, California. The Company is a clinical-stage biopharmaceutical company focused on building an innovative pipeline of best-in-class drugs to treat liver and gastrointestinal diseases.

Principles of Consolidation

In May 2019, the Company established a wholly-owned Australian subsidiary, Metacrine, Pty Ltd, in order to conduct various clinical activities for its product candidates. The consolidated financial statements include the accounts of the Company and Metacrine, Pty Ltd. The functional currency of both the Company and Metacrine, Pty Ltd is the U.S. dollar. Assets and liabilities that are not denominated in the functional currency are remeasured into U.S. dollars at foreign currency exchange rates in effect at the balance sheet date except for nonmonetary assets, which are remeasured at historical foreign currency exchange rates in effect at the date of transaction. Net realized and unrealized gains and losses from foreign currency transactions and remeasurement are reported in other income (expense) in the condensed consolidated statements of operations. As of December 31, 2019, Metacrine, Pty Ltd had no substantive operations and all intercompany accounts and transactions have been eliminated in consolidation.

Liquidity and Capital Resources

From its inception through December 31, 2019, the Company has devoted substantially all its efforts to organizing and staffing, business planning, raising capital, researching, discovering and developing its pipeline in FXR and other drug targets, and general and administrative support for these operations and has funded its operations primarily with the net proceeds from the issuance of convertible preferred stock and long-term debt. The Company has incurred net losses and negative cash flows from operations since inception and had an accumulated deficit of $83.4 million as of December 31, 2019. Management expects the Company will incur substantial operating losses for the foreseeable future in order to complete clinical trials and launch and commercialize any product candidates for which it receives regulatory approval. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty. Management is required to perform a two-step analysis regarding the Company’s ability to continue as a going concern. Management must first evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern (Step 1). If management concludes that substantial doubt is raised, management must also consider whether its plans alleviate that doubt (Step 2). Management has prepared cash flow forecasts which indicate that, based on the Company’s expected operating losses and negative cash flows, there is substantial doubt about the Company’s ability to continue as a going concern for twelve months after the date the consolidated financial statements for the year ended December 31, 2019 were issued.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional funding. Management plans to raise additional capital through a combination of equity offerings, debt financings, additional borrowings under the Company’s existing loan agreement, collaborations and other similar arrangements. While management believes this plan to raise additional funds will alleviate the conditions that raise substantial doubt, these plans are not entirely within its control and cannot be assessed as being probable of occurring. The Company may not be able to secure additional financing in a timely manner or on favorable terms, if at all. Furthermore, if the Company issues equity securities or convertible debt securities to raise additional funds, its existing stockholders may experience dilution, and in the case of preferred equity securities or convertible debt, those securities may have rights, preferences and privileges senior to those of the Company’s existing stockholders and debt holders. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on the Company’s operations. If the Company raises additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish significant rights to its platform technologies or products on terms

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

that are not favorable to the Company. If the Company is unable to raise capital when needed or on attractive terms, or experiences delays in the timing of reimbursement coverage decisions, the Company may need to make reductions in overall spending, extend payment terms with suppliers and debt holders, liquidate assets, and/or suspend current or planned programs. If any of these events occur, the Company’s ability to achieve its product development goals would be adversely affected. All amounts due under the Company’s loan agreement (see Note 4) have been classified as current liabilities as of December 31, 2019 due to the considerations discussed above and the assessment that the material adverse change clause in the loan agreement is not within the Company’s control. The Company has not been notified of an event of default by its lender as of the date of issuance of these consolidated financial statements.

Use of Estimates

The Company’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of the Company’s consolidated financial statements requires it to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the Company’s consolidated financial statements and accompanying notes. The most significant estimates in the Company’s consolidated financial statements relate to accruals for research and development expenses and equity-based compensation. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue and expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information as of December 31, 2019 assumes the conversion of all outstanding shares of convertible preferred stock into 85,093,688 shares of the Company’s common stock and the related reclassification of the carrying value of the convertible preferred stock and preferred stock warrant liability to stockholders’ deficit upon completion of the Company’s planned initial public offering (“IPO”). Shares of common stock issued in the IPO and any related net proceeds are excluded from the pro forma information.

Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2: Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying value of the Company’s cash and cash equivalents, classified within level 1 and Level 2 of the designations discussed above, prepaid and other assets, accounts payable and accrued liabilities are considered to be representative of their respective fair values due to the short-term nature of those instruments. Based on the borrowing rates currently available to the Company for loans with similar terms, which is considered a Level 2 input, the Company believes the fair value of its long-term debt approximates carrying value.

Financial assets measured on a recurring basis consist of short-term investments. The fair value of short-term investments is based upon market prices quoted on the last day of the fiscal period or other observable market

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

inputs. The Company obtains pricing information from its investment manager and generally determines the fair value of investment securities using standard observable inputs, including reported trades, broker/dealer quotes, bids and/or offers.

Financial liabilities measured at fair value on a recurring basis include the preferred stock warrant liability described below. Prior to September 2019, the Company had no financial liabilities recorded at fair value on a recurring basis. None of the Company’s non-financial assets or liabilities are recorded at fair value on a non-recurring basis. No transfers between levels have occurred during the periods presented.

The following tables summarize the Company’s financial instruments measured at fair value on a recurring basis:

		FAIR VALUE MEASUREMENTS AT REPORTING DATE USING
	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
As of December 31, 2019:
Assets:
Short-term investments:
Commercial paper	$9,694	$—	$9,694	$—
Corporate debt securities	24,781	—	24,781	—
Asset backed securities	5,508	—	5,508	—

Total assets measured at fair value	$39,983	$—	$39,983	$—

Liabilities:
Preferred stock warrant liability	$184	$—	$—	$184

As of December 31, 2018:
Assets:
Short-term investments:
Commercial paper	$34,642	$—	$34,642	$—
Corporate debt securities	13,166	—	13,166	—
Asset backed securities	9,213	—	9,213	—

Total assets measured at fair value	$57,021	$—	$57,021	$—

The preferred stock warrant liability is recorded at fair value utilizing the Black-Scholes option pricing model using significant unobservable inputs consistent with the inputs used for the Company’s stock-based compensation expense adjusted for the preferred stock warrant’s expected term and the fair value of the underlying preferred stock.

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the warrant liability were as follows:

AUGUST 27, 2019 (ISSUANCE DATE)
Fair value of underlying preferred stock	$1.92
Exercise price	$2.12
Risk-free interest rate	2.9%
Expected volatility	80.0%
Expected term (in years)	10.0
Expected dividend yield	—

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

For the period from issuance to December 31, 2019, there was no material change in the fair value of the warrant liability.

The following table provides a reconciliation of the warrant liability measured at fair value using Level 3 significant unobservable inputs:

WARRANT LIABILITY
Balance at December 31, 2018	$—
Fair value of warrant issued	184
Change in fair value of warrant liability	—

Balance at December 31, 2019	$184

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents include cash in readily available checking accounts, money market funds, corporate debt securities and obligations of U.S. Government-sponsored enterprises. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents are valued at cost, which approximates fair value.

Short-Term Investments

Short-term investments primarily consist of commercial paper, corporate debt securities and asset backed securities. The Company has classified these investments as available-for-sale, as the sale of such investments may be required prior to maturity to implement management strategies, and therefore has classified all short-term investments with maturity dates beyond three months at the date of purchase as current assets in the accompanying consolidated balance sheets. Short-term investments are carried at fair value with the unrealized gains and losses included in other comprehensive loss as a component of stockholders’ deficit until realized. Any premium or discount arising at purchase is amortized and/or accreted to interest income as an adjustment to yield using the straight-line method over the life of the instrument. A decline in the market value of any short-term investment below amortized cost that is determined to be other-than-temporary will result in a revaluation of its carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. No such impairment charges have been recorded for any period presented. Realized gains and losses are determined using the specific identification method and are included in other income (expense).

The following tables summarize short-term investments (in thousands):

	AS OF DECEMBER 31, 2019
	AMORTIZED COST	UNREALIZED		ESTIMATED FAIR VALUE
		GAINS	LOSSES
Commercial paper	$9,680	$14	$—	$9,694
Corporate debt securities	24,761	20	(1)	24,780
Asset backed securities	5,501	8	—	5,509

Total	$39,942	$42	$(1)	$39,983

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

	AS OF DECEMBER 31, 2018
	AMORTIZED COST	UNREALIZED		ESTIMATED FAIR VALUE
		GAINS	LOSSES
Commercial paper	$34,681	$1	$(40)	$34,642
Corporate debt securities	13,172	2	(8)	13,166
Asset backed securities	9,221	—	(8)	9,213

Total	$57,074	$3	$(56)	$57,021

As of December 31, 2018 and 2019, the remaining contractual maturities of all short-term investments were less than one year and the Company determined none of its investments in an unrealized loss position had other-than-temporary impairment.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Property and Equipment, Net

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful life of the related assets (generally three to five years). Leasehold improvements are stated at cost and amortized on a straight-line basis over the lesser of the remaining lease term or the estimated useful life of the leasehold improvements. Repairs and maintenance costs are charged to expense as incurred.

Leases

At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. Lease terms are determined at the commencement date by considering whether renewal options and termination options are reasonably assured of exercise. For its long-term operating leases, the Company recognizes a lease liability and a right-of-use (“ROU”) asset on its consolidated balance sheets and recognizes lease expense on a straight-line basis over the lease term. The lease liability is determined as the present value of future lease payments using the discount rate implicit in the lease or, if the implicit rate is not readily determinable, an estimate of the Company’s incremental borrowing rate. The ROU asset is based on the lease liability, adjusted for any prepaid or deferred rent. The Company aggregates all lease and non-lease components for each class of underlying assets into a single lease component and variable charges for common area maintenance and other variable costs are recognized as expense as incurred. The Company has elected to not recognize a lease liability or ROU asset in connection with short-term operating leases and recognizes lease expense for short-term operating leases on a straight-line basis over the lease term. The Company does not have any financing leases.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value would be assessed using discounted cash flows or other appropriate measures of fair value. The Company has not recognized any impairment losses through December 31, 2019.

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

Warrant Liability

The Company has issued a freestanding warrant to purchase shares of its Series C convertible preferred stock. Since the underlying Series C convertible preferred stock is classified as temporary equity, the Series C convertible preferred stock warrant is classified as a liability in the accompanying consolidated balance sheets. The Company adjusts the carrying value of such Series C convertible preferred stock warrant to its estimated fair value at each reporting date, with any related increases or decreases in the fair value recorded as other income (expense) in the consolidated statements of operations. The warrant liability will continue to be adjusted to fair value until such time as the Series C convertible preferred stock warrant is no longer outstanding or the underlying securities are no longer redeemable outside the control of the Company, including upon the conversion of the Company’s preferred stock into common stock in connection with the IPO.

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606 when its customers obtain control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. In doing so, the Company follows a five-step approach: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, the Company assesses the goods or services promised within each contract and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Research and Development Costs

All costs of research and development are expensed in the period incurred. Research and development costs primarily consist of salaries and related expenses for personnel, stock-based compensation expense, external research and development costs incurred under agreements with contract research organizations, investigative sites and consultants to conduct our preclinical, toxicology and clinical studies, laboratory supplies, costs related to compliance with regulatory requirements, costs related to manufacturing the Company’s product candidates for clinical trials and preclinical studies, facilities, depreciation and other allocated expenses. Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the related goods are delivered or services performed.

The Company has entered into various research and development contracts with clinical research organizations, clinical manufacturing organizations and other companies. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and payments made in advance of performance are reflected in the accompanying consolidated balance sheets as prepaid expenses. The Company records accruals for estimated costs incurred for ongoing research and development activities. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the services, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates may be made in determining the prepaid or accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates.

Patent Costs

Costs related to filing and pursuing patent applications are recorded as general and administrative expenses and expensed as incurred since recoverability of such expenditures is uncertain.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of stock option grants recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. The Company

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

estimates the fair value of stock option grants using the Black-Scholes option pricing model and recognizes forfeitures as they occur.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. The only component of other comprehensive loss is unrealized gains (losses) on available-for-sale securities. Comprehensive gains (losses) have been reflected in the consolidated statements of operations and comprehensive loss and as a separate component in the consolidated statements of stockholders’ deficit for all periods presented.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company and its chief operating decision-maker view the Company’s operations and manages its business in one operating segment.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables and available-for-sale debt securities. This guidance will become effective for the Company beginning January 1, 2020. The Company is evaluating ASU No. 2016-13 and does not currently expect that adoption of this guidance will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, modifies and adds disclosure requirements on fair value measurements. This guidance will become effective for the Company beginning January 1, 2020. The Company is evaluating ASU No. 2018-13 and does not currently expect the adoption of this guidance will have a material impact on its consolidated financial statements.

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU No. 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and also improves consistent application by clarifying and amending existing guidance. This guidance will become effective for the Company beginning January 1, 2021, with early adoption permitted. The Company is evaluating ASU No. 2019-12 and does not currently expect the adoption of this guidance will have a material impact on its consolidated financial statements.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding for the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common shares and dilutive common stock equivalents outstanding for the period determined using the treasury-stock and if-converted methods. Dilutive common stock equivalents are comprised of convertible preferred stock, a preferred stock warrant, unvested common stock subject to repurchase and options outstanding under the Company’s stock option plan. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding as inclusion of the potentially dilutive securities would be antidilutive.

Potentially dilutive securities not included in the calculation of diluted net loss per share because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

	DECEMBER 31,
	2018	2019
Convertible preferred stock	85,093,688	85,093,688
Preferred stock warrant	—	117,924
Common stock options	9,222,747	8,591,762
Unvested common stock	2,061,766	1,007,508

Total	96,378,201	94,810,882

Unaudited Pro Forma Net Loss Per Share

The following table summarizes the Company’s unaudited pro forma net loss per share (in thousands, except share and per share data):

YEAR ENDED DECEMBER 31, 2019
Numerator
Net loss and pro forma net loss	$(28,933)

Denominator
Shares used to compute net loss per common share, basic and diluted	12,125,095
Pro forma adjustments to reflect assumed weighted average effect of conversion of convertible preferred stock	85,093,688

Shares used to compute pro forma net loss per common share, basic and diluted	97,218,783

Pro forma net loss per common share, basic and diluted	$(0.30)

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

2. Balance Sheet Details

Property and equipment consist of the following (in thousands):

	DECEMBER 31,
	2018	2019
Laboratory equipment	$911	$945
Computed equipment and software	155	182
Furniture and fixtures	178	178
Leasehold improvements	132	132

	1,376	1,437
Less accumulated depreciation and amortization	(475)	(702)

	$901	$735

Accrued liabilities consist of the following (in thousands):

	DECEMBER 31,
	2018	2019
Accrued compensation	$1,178	$976
Accrued research and development	1,130	2,369
Other accrued liabilities	233	204

	$2,541	$3,549

3. Commitments and Contingencies

Operating Leases

The Company entered into a five-year noncancelable operating lease in June 2017 for its corporate headquarters in San Diego, California (the “2017 Lease”) under an agreement that commenced in March 2018. Under the terms of the agreement, there is no option to extend the lease and the Company is subject to additional charges for common area maintenance and other costs. Monthly rental payments due under the lease commenced in March 2018 and escalate throughout the lease term.

Information related to the Company’s operating lease is as follows (in thousands):

	YEARS ENDED DECEMBER 31,
	2018	2019
Operating lease expense (including variable costs of $221 and $300, respectively)	$985	$1,090

Cash paid for amounts included in the measurement of lease liabilities	$738	$715

As of December 31, 2018 and 2019, the remaining lease term of the Company’s operating lease was 51 months and 39 months, respectively. As of December 31, 2018 and 2019, the discount rate on the Company’s operating lease was 8.0%.

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

Future minimum noncancelable operating lease payments and information related to the lease liability are as follows (in thousands):

DECEMBER 31, 2019
Periods ending December 31:
2020	$767
2021	855
2022	876
2023	183

Total lease payments	2,681
Imputed interest	(333)

Lease liability	2,348
Less current portion of lease liability	600

Lease liability, net of current portion	$1,748

License Agreement with the Salk Institute

In November 2016, the Company and The Salk Institute for Biological Studies (“The Salk”) entered into the Amended and Restated Exclusive FXR License Agreement, which was amended in February 2017 and July 2018, pursuant to which The Salk granted the Company an exclusive, worldwide license to certain FXR related intellectual property to make, use, offer for sale, import, export and distribute products covered by such intellectual property (“FXR Licensed Products”) and a non-exclusive, worldwide license to use certain technical information to research, develop, test, make, use, offer for sale, import, export and distribute FXR Licensed Products. The Company is required to use commercially reasonable efforts to achieve certain diligence milestones with respect to the FXR Licensed Products, including with respect to developing, producing and selling FXR Licensed Products. The Company is also required to pay The Salk up to $6.5 million in milestone payments upon the completion of certain clinical and regulatory milestones, certain of which payments the Company may defer under certain circumstances. The Company is also obligated to pay The Salk a low single-digit percentage royalty on net sales, with a minimum annual royalty payment due beginning with the first commercial sale of each FXR Licensed Product. The applicable minimum annual royalty payment amount depends on the number of years that have elapsed since the first commercial sale of an FXR Licensed Product and is in the hundreds-of-thousands-of-dollars range. In addition, if the Company chooses to sublicense the FXR Licensed Product to any third parties, the Company must pay to The Salk a low single-digit percentage of all sublicensing revenue. In addition, in the event of a change of control, the Company is required to pay The Salk a low single-digit percentage of any payments and consideration that it receives in consideration of the change of control. All license payments to The Salk have been recorded as research and development expense in the accompanying consolidated statements of operations and comprehensive loss.

Contingencies

In the event the Company becomes subject to claims or suits arising in the ordinary course of business, the Company would accrue a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

4. Long-Term Debt – Classified as Current

Long-term debt – classified as current consists of the following (in thousands):

DECEMBER 31, 2019
Long-term debt – classified as current	$10,000
Unamortized debt discount	(901)

Long-term debt – classified as current, net of debt discount	$9,099

On August 27, 2019, the Company entered into a Loan and Security Agreement (the “Loan Agreement”, and all amounts borrowed thereunder the “Term Loans”) with a lender (the “Lender”). The Company borrowed $10.0 million (the “First Tranche Term Loan”) at the inception of the Loan Agreement and may borrow up to an additional $40.0 million in the following tranches:

TRANCHE	AMOUNT (IN MILLIONS)	REQUIREMENTS
Second Tranche	$5.0	At the Company’s option through March 31, 2020. (1)

Third Tranche	$10.0	At the Company’s option through March 31, 2020 (1), subject to the Company achieving certain clinical milestones.

Third Tranche add-on	$10.0	At the Company’s option through March 31, 2020 (1), to support the acquisition of an additional clinical stage asset, subject to Lender approval and meeting the Tranche 3 requirements above.

Fourth Tranche	$15.0	At the Company’s option through December 31, 2020, subject to: (i) the Company achieving certain clinical milestones, and (ii) receipt of at least $70.0 million of net proceeds from either a preferred equity financing or an underwritten initial public offering (the “Equity Milestone”).

(1)	On March 27, 2020, the Loan Agreement was amended to extend the availability period for the Second Tranche, Third Tranche and Third Tranche add-on from March 31, 2020 to June 30, 2020.

The Term Loans bear interest at a floating annual rate equal to the greater of (i) the prime rate used by the Lender plus 2.0% (6.75% at December 31, 2019), and (ii) 7.25%. The monthly payments are interest-only until September 1, 2021 or, in the event the Company has achieved the Equity Milestone and is not in default, September 1, 2022. Subsequent to the interest-only period, the Term Loans will be payable in equal monthly installments of principal plus accrued and unpaid interest, through the maturity date of September 1, 2023 or, in the event the Fourth Tranche is funded in full, September 1, 2024 (the “Term Loan Maturity Date”). In addition, the Company is obligated to pay a final payment fee of 5.25% of the original principal amount of the Term Loans on the Term Loan Maturity Date. As of December 31, 2019, the final payment fee of $0.5 million has been recorded as an other long-term liability – classified as current. The Company may elect to prepay all, but not less than all, of the Term Loans prior to the Term Loan Maturity Date, subject to a prepayment fee of up to 3.0% (which fee is 3.0% at December 31, 2019) of the then outstanding principal balance. After repayment, no Term Loan amounts may be borrowed again.

The Company’s obligations under the Loan Agreement are secured by a security interest in substantially all of its assets, other than its intellectual property. The Loan Agreement includes customary affirmative and negative covenants and also includes standard events of default, including an event of default based on the occurrence of a material adverse event, and a default under any agreement with a third party resulting in a right of such third party to accelerate the maturity of any debt in excess of $0.3 million. The negative covenants include, among others, restrictions on the Company transferring collateral, incurring additional indebtedness, engaging in mergers or

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

acquisitions, paying cash dividends or making other distributions, making investments, creating liens, selling assets and making any payment on subordinated debt, in each case subject to certain exceptions. Upon the occurrence and continuance of an event of default, the Lender may declare all outstanding obligations immediately due and payable and take such other actions as set forth in the Loan Agreement. As of December 31, 2019, the Company was in compliance with all applicable covenants under the Loan Agreement.

In connection with the Loan Agreement, the Company issued the Lender a warrant (the “Lender Warrant”) to purchase shares of the Company’s Series C convertible preferred stock at an exercise price of $2.12 per share and expiring on August 27, 2029. The number of Series C convertible preferred shares issuable upon exercise of the warrant is an amount equal to (i) 2.5% of the aggregate Term Loans funded under the Loan Agreement divided by (ii) $2.12. Upon the funding of the First Tranche Term Loan, the Lender Warrant was initially exercisable for 117,924 shares of Series C convertible preferred stock.

The initial $0.2 million fair value of the Lender Warrant, $0.5 million final payment fee and $0.3 million of debt issuance costs were recorded as a debt discount and are being amortized to interest expense using the effective interest method over the term of the Term Loans. For the year ended December 31, 2019, the Company recognized $0.3 million of interest expense, including $0.1 million of debt discount amortization, in connection with the Loan Agreement. As of December 31, 2019, the Company had outstanding Term Loans of $10.0 million and accrued interest of $0.1 million.

Future minimum principal and interest payments under the Term Loans, including the final payment fee, as of December 31, 2019 are as follows (in thousands):

Year ending December 31:
2020	$737
2021	2,218
2022	5,186
2023	4,427

Total principal and interest payments	12,568
Less interest and final payment fee	(2,568)

Long-term debt	$10,000

5. Convertible Preferred Stock and Stockholders’ Deficit

Convertible Preferred Stock

The Company’s convertible preferred stock has been classified as temporary equity in the accompanying consolidated balance sheets in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities whose redemption is based upon certain change in control events outside of the Company’s control, including liquidation, sale or change of control of the Company. The Company has determined not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because of the uncertainty of whether or when such events would occur.

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

The authorized, issued and outstanding shares of convertible preferred stock as of December 31, 2019 consist of the following (in thousands, except share amounts):

	SHARES AUTHORIZED	SHARES ISSUED AND OUTSTANDING	LIQUIDATION PREFERENCE	CARRYING VALUE
Series A	36,099,978	36,099,978	$36,100	$35,789
Series B	18,333,333	18,333,333	22,000	21,811
Series C	31,249,999	30,660,377	65,000	64,865

Total	85,683,310	85,093,688	$123,100	$122,465

The authorized, issued and outstanding shares of convertible preferred stock as of December 31, 2018 consist of the following (in thousands, except share amounts):

	SHARES AUTHORIZED	SHARES ISSUED AND OUTSTANDING	LIQUIDATION PREFERENCE	CARRYING VALUE
Series A	36,099,978	36,099,978	$36,100	$35,789
Series B	18,333,333	18,333,333	22,000	21,811
Series C	30,660,377	30,660,377	65,000	64,865

Total	85,093,688	85,093,688	$123,100	$122,465

In June 2018, pursuant to a Series C convertible preferred stock purchase agreement, the Company issued an aggregate of 30,660,377 shares of its Series C convertible preferred stock at a price of $2.12 per share for gross proceeds of $65.0 million. The Company incurred issuance costs of $0.1 million.

Description of Securities

Dividends

Each holder of Series C convertible preferred stock, Series B convertible preferred stock and Series A convertible preferred stock (together, “Series Preferred”) is entitled to receive, in preference to the holders of common stock, non-cumulative dividends at an annual rate of 6.0% of the original issue price only when, as and if declared by the board of directors. Dividends are paid with the following preference: (i) Series C convertible preferred stock, (ii) Series B convertible preferred stock, (iii) Series A convertible preferred stock and, finally, (iv) common stock. If dividends are paid to the holders of common stock, the holders of Series Preferred will participate as if they had converted to common stock. As of December 31, 2019, the Company’s board of directors had not declared any dividends.

Liquidation Preferences

Upon any liquidation, dissolution or winding up of the Company, the Series C convertible preferred stock has a liquidation preference of $2.12 per share, plus any declared but unpaid dividends, and the holders of Series C convertible preferred stock shall receive their full liquidation preference in advance of the holders of Series B convertible preferred stock, Series A convertible preferred stock or common stock. Upon payment of the full liquidation preference to holders of Series C convertible preferred stock, the Series B convertible preferred stock has a liquidation preference of $1.20 per share, plus any declared but unpaid dividends, and the holders of Series B convertible preferred stock shall receive their full liquidation preference in advance of the holders of Series A convertible preferred stock or common stock. Upon payment of the full liquidation preference to holders of Series B convertible preferred stock, the holders of Series A convertible preferred stock are entitled to receive their full liquidation preference of $1.00 per share, plus any declared but unpaid dividends in preference to the holders of common stock. Thereafter, any remaining assets of the Company will be distributed to the holders of common stock. The Series Preferred would be deemed converted to common stock in the event such conversion would result in a liquidation payment greater than its liquidation preference.

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

Conversion

The shares of Series Preferred are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution adjustments. Each share of Series Preferred is automatically converted into common stock, (A) at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of the Series Preferred voting together as a single class, or (B) immediately upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the gross cash proceeds to the Company are at least $50.0 million.

Voting Rights

The holder of each share of Series Preferred is entitled to one vote for each share of common stock into which it would convert and to vote as one class with the common stockholders on all matters. Certain matters require the vote of the holders of at least a majority of the Series Preferred, including material changes to the corporate structure, capitalization and the incurrence of certain corporate obligations.

Equity Incentive Plan

In January 2015, the Company adopted the Metacrine, Inc. 2015 Equity Incentive Plan (as amended, the “2015 Plan”), which provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards and stock appreciation rights to its employees, members of its board of directors and consultants. As of December 31, 2018 and 2019, there were 19,345,185 shares authorized for issuance under the 2015 Plan, of which 2,657,146 shares and 3,143,362 shares, respectively, remained available for future issuance. Recipients of incentive stock options are eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the 2015 Plan is ten years and, in general, the options issued under the 2015 Plan vest over a four-year period from the vesting commencement date. The 2015 Plan allows for early exercise of stock options, which may be subject to repurchase by the Company at the lower of (i) the fair market value at the repurchase date or (ii) the original exercise price.

A summary of the Company’s unvested shares and unvested stock liability is as follows (in thousands, except share data):

	NUMBER OF UNVESTED SHARES	UNVESTED STOCK LIABILITY
Balance at December 31, 2017	3,438,510	$258
Early exercised shares	263,506	58
Repurchased shares	(90,198)	(3)
Vested shares	(1,550,052)	(106)

Balance at December 31, 2018	2,061,766	207
Early exercised shares	22,879	1
Repurchased shares	(1,823)	—
Vested shares	(1,075,314)	(99)

Balance at December 31, 2019	1,007,508	$109

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

A summary of the Company’s stock option activity is as follows (in thousands, except share and per share data):

	NUMBER OF OUTSTANDING OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)	AGGREGATE INTRINSIC VALUE
Balance at December 31, 2017	818,369	$0.09	9.40	$286
Granted	8,810,208	$1.05
Cancelled	(87,639)	$0.36
Exercised	(318,191)	$0.20

Balance at December 31, 2018 (1)	9,222,747	$0.47	9.69	$1,084
Granted	158,000	$0.59
Cancelled	(642,393)	$0.40
Exercised	(146,592)	$0.26

Balance at December 31, 2019	8,591,762	$0.48	8.73	$911

Vested and expected to vest at December 31, 2019	8,591,762	$0.48	8.73	$911

Vested at December 31, 2019	3,378,256	$0.45	8.63	$464

(1)	On December 20, 2018, the Company repriced options to purchase 6,537,000 shares of common stock to lower the exercise price from either $1.27 per share or $1.54 per share to $0.59 per share. The modification resulted in an increase of $0.5 million in the fair value of the repriced stock options. No material amounts of the incremental fair value were vested at the modification date and the remaining incremental fair value will be recognized over the requisite service period of the awards (generally the vesting period) on a straight-line basis. The change in the weighted average exercise price of the modified options is reflected in the stock option data as of December 31, 2019.

Stock-Based Compensation Expense

The assumptions used in the Black-Scholes option pricing model to determine the fair value of stock option grants were as follows:

	YEARS ENDED DECEMBER 31,
	2018	2019
Risk-free interest rate	2.6% – 2.8%	1.8% – 1.9%
Expected volatility	75.9% – 81.5%	72.6% – 81.0%
Expected term (in years)	5.4 – 10.0	5.1 – 6.1
Expected dividend yield	0.0%	0.0%

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities similar to the expected term of the awards.

Expected volatility. Since the Company is not yet a public company and does not have a trading history for its common stock, the expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology industry. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Expected term. The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determines the expected life assumption using the simplified method, for employees, which is an average of the contractual term of the option and its vesting period. The expected term for nonemployee options is equal to the contractual term.

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

Expected dividend yield. The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends and, therefore, used an expected dividend yield of zero.

Stock-based compensation expense recognized for all equity awards has been reported in the consolidated statements of operations and comprehensive loss as follows (in thousands):

	YEARS ENDED DECEMBER 31,
	2018	2019
Research and development	$423	$836
General and administrative	640	1,096

	$1,063	$1,932

The weighted average grant date fair value per share of option grants for the years ended December 31, 2018 (excluding the impact of the modifications described above) and 2019 was $0.80 and $0.41, respectively. The total intrinsic value of stock options exercised for the years ended December 31, 2018 and 2019 was $7,000 and $49,000, respectively. As of December 31, 2019, unrecognized stock-based compensation cost was $4.4 million, which is expected to be recognized over a remaining weighted average period of approximately 2.28 years.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following:

	DECEMBER 31,
	2018	2019
Conversion of preferred stock	85,093,688	85,093,688
Preferred stock warrant	—	117,924
Common stock options outstanding	9,222,747	8,591,762
Shares available for issuance under the 2015 Plan	2,657,146	3,143,362

	96,973,581	96,946,736

6. Research Collaboration

Effective July 1, 2017, the Company entered into a research collaboration with Novo Nordisk A/S (“Novo”), pursuant to which it agreed to perform certain research activities related to FGF1 for a period of 12 months, which concluded in July 2018. As consideration for the research activities undertaken under the research collaboration, Novo paid the Company a non-refundable, non-creditable upfront fee of $2.9 million.

The research collaboration is within the scope of ASC Topic 606 as it is a contract with a customer that transfers the output of the Company’s ordinary activities for consideration. In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under the research collaboration, the Company performed the following steps: (i) identified the promised goods or services in the contract; (ii) determined whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measured the transaction price, including any constraints on variable consideration; (iv) allocated the transaction price to the performance obligations; and (v) recognized revenue when (or as) the Company satisfied each performance obligation.

The Company determined the transaction price was equal to the up-front fee of $2.9 million. The research collaboration was deemed to contain a single combined performance obligation comprising services for research work and exclusivity that are not distinct from one another. As the services provided are predominately comprised of

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

internal research efforts that are deemed to be expended evenly throughout the performance period, the Company recognized revenue on a straight-line basis.

The December 31, 2017 deferred revenue balance of $1.5 million was recognized as revenue during 2018.

7. Income Taxes

A reconciliation of the Company’s effective tax rate and federal statutory rate is summarized as follows (in thousands):

	YEARS ENDED DECEMBER 31,
	2018	2019
Federal income taxes	$(5,423)	$(6,076)
State income taxes	1	(2,020)
Permanent differences	3	(57)
Research and development credits	(911)	(939)
Stock options	135	304
Other	(52)	(132)
Change in valuation allowance	6,247	8,920

	$—	$—

Significant components of the Company’s net deferred tax assets are summarized as follows (in thousands):

	DECEMBER 31,
	2018	2019
Deferred tax assets:
Net operating losses	$11,844	$19,440
Research and development credits	1,817	2,784
Lease liability	599	657
Depreciation and amortization	154	183
Other accruals and prepaid expenses	127	428

Total gross deferred tax assets	14,541	23,492
Less: Valuation allowance	(13,957)	(22,876)

Deferred tax assets, net	584	616

Deferred tax liabilities:
Right-of-use asset	(584)	(616)

Total gross deferred tax liabilities	(584)	(616)

Net deferred tax assets	$—	$—

At December 31, 2018 and 2019, a valuation allowance of $14.0 million and $22.9 million, respectively, has been established to offset the deferred tax assets, as realization of such assets is uncertain.

As of December 31, 2019, the Company had federal net operating loss carryforwards of $78.5 million, of which $51.8 million were generated after 2017 and can be carried forward indefinitely. The remaining federal net operating loss carryforwards of $26.7 million, which were generated prior to 2018, will begin to expire in 2034, if not previously utilized. As of December 31, 2019, the Company had state loss carryforwards of $41.8 million, which will begin to expire in 2034, if not previously utilized. As of December 31, 2019, the Company also had foreign loss carryforwards of $0.1 million, which do not expire.

METACRINE, INC.

Notes to Consolidated Financial Statements (continued)

As of December 31, 2019, the Company had federal and state research and development tax credit carryforwards of $2.2 million and $1.5 million, respectively. The federal research and development tax credit carryforwards expire beginning in 2034, unless previously utilized. The state research and development tax credit carryforwards may be carried forward indefinitely.

The Company has not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company’s formation due to the complexity and cost associated with such a study and the fact that there may be additional such ownership changes in the future. Pursuant to Internal Revenue Code Sections 382 and 383, annual use of the Company’s net operating loss and research and development tax credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact the Company’s effective tax rate.

The following table summarizes the changes to the Company’s unrecognized tax benefits (in thousands):

Beginning at December 31, 2017	$262
Increases related to prior year positions	217

Balance at December 31, 2018	479
Increases related to prior year positions	183

Balance at December 31, 2019	$662

As of December 31, 2018 and 2019, the Company had unrecognized tax benefits of $0.5 million and $0.7 million, respectively. The Company has not recognized interest or penalties related to unrecognized tax benefits. The Company does not expect that there will be a significant change in the unrecognized tax benefits over the next twelve months. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact the effective tax rate.

The Company is subject to taxation in the United States, California and Australia. The Company is subject to income tax examination by tax authorities in those jurisdictions for the years beginning in 2014. The Company is not currently under examination by any jurisdiction.

8. 401(k) Plan

The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain matching contributions to the 401(k) plan. As of December 31, 2019, no contributions to the 401(k) plan have been made by the Company.

9. Subsequent Events

The Company has completed an evaluation of all subsequent events through July 2, 2020 to ensure these consolidated financial statements include appropriate disclosure of events both recognized in the consolidated financial statements and events which occurred but were not recognized in the consolidated financial statements. Except as described below or elsewhere in these financial statements, the Company has concluded that no subsequent events have occurred that require disclosure.

Amendment to Certificate of Incorporation and 2015 Plan

In March 2020, the number of shares of common stock authorized for issuance by the Company was increased to 116,970,324 and the number of common shares reserved for issuance under the 2015 Plan was increased to 25,216,760.

            Shares

Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

Jefferies

Evercore ISI

RBC Capital Markets

Lead Manager

Canaccord Genuity

                , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by Metacrine, Inc., or the Registrant, in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The Nasdaq Global Market listing fee.

AMOUNT
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		125,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

∎	transaction from which the director derives an improper personal benefit;

∎	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

∎	unlawful payment of dividends or redemption of shares; or

∎	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation, as currently in effect, includes such a provision, and the Registrant’s amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering will include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnity agreements with each of its directors and executive officers, that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provided indemnification for certain matters, including:

∎	indemnification beyond that permitted by the Delaware General Corporation Law;

∎	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

∎	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant’s stock;

∎

indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

∎

indemnification for proceedings or claims brought by an officer or director against us or any of the Registrant’s directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by the Registrant’s board of directors or required by law;

∎	indemnification for settlements the director or officer enters into without the Registrant’s consent; or

∎	indemnification in violation of any undertaking required by the Securities Act of 1933, as amended, or the Securities Act, or in any registration statement filed by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. Except as otherwise disclosed under the heading “Legal Proceedings” in the “Business” section of the prospectus included in this registration statement, there is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent sales of unregistered securities.

Set forth below is information regarding securities issued and options granted by us since May 31, 2017 that were not registered under the Securities Act. Also included is the consideration, if any, received by us, for such securities and options and information relating to the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(1) In November 2017, we entered into a Series B preferred stock purchase agreement with various investors, pursuant to which we issued and sold to such investors an aggregate of 18,333,333 shares of our Series B convertible preferred stock at a purchase price of $1.20 per share, and received gross proceeds of approximately $22.0 million.

(2) In June 2018, we entered into a Series C preferred stock purchase agreement with various investors, pursuant to which we issued and sold to such investors an aggregate of 30,660,377 shares of our Series C convertible preferred stock at a purchase price of $2.12 per share, and received gross proceeds of approximately $65.0 million.

(3) From May 31, 2017 to the effective date of this registration statement we granted stock options under our 2015 Plan, to purchase up to an aggregate of 17,985,493 shares of our common stock to our employees, directors and consultants, at a weighted-average exercise price of $0.82 per share. From May 31, 2017 to the effective date of this registration statement, 1,148,263 shares of common stock were issued upon the exercise of options granted to certain employees, directors and consultants and the payment of $175,640 to us was made.

(4) In August 2019, we issued a warrant to purchase shares of our Series C convertible preferred stock to K2 HealthVentures Equity Trust LLC in connection with the August 2019 loan and security agreement. The number of shares of Series C convertible preferred stock exercisable under the warrant equals (i) 2.5% of the aggregate original principal amount of the terms loans if and when funded pursuant to the loan agreement divided by (ii) the warrant price of $2.12 per share (subject to adjustment as provided therein). As of June 30, 2020, the warrant was exercisable for 117,924 shares of Series C convertible preferred stock following the initial draw of $10.0 million under the loan agreement in August 2019. The warrant will automatically convert into a warrant to purchase an equivalent number of shares of our common stock upon the completion of this offering.

The offers, sales and issuances of the securities described in paragraphs (1), (2) and (4) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) (or Regulation D promulgated thereunder) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D. No underwriters were involved in these transactions.

The offers, sales and issuances of the securities described in paragraph (3) were deemed to be exempt from registration under the Securities Act in reliance on either Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or Section 4(a)(2) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under the 2015 Plan.

Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration statement.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1†	Form of Underwriting Agreement.

3.1#	Fourth Amended and Restated Certificate of Incorporation, as amended, as currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation to become effective immediately prior to the completion of this offering.

3.3#	Amended and Restated Bylaws, as currently in effect.

3.4†	Form of Amended and Restated Bylaws to become effective upon the completion of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

4.2#	Amended and Restated Investor Rights Agreement, dated August 26, 2019, by and among the Registrant and certain of its stockholders.

4.3#	Warrant to Purchase Preferred Stock, dated August 27, 2019, issued to K2 HealthVentures Equity Trust LLC.

5.1†	Opinion of Cooley LLP.

10.1+#	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.2+#	Metacrine, Inc. Amended and Restated 2015 Equity Incentive Plan and Forms of Option Grant Notice, Option Agreement and Notice of Exercise thereunder, as amended.

10.3+†	Metacrine, Inc. 2020 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder.

10.4+†	Metacrine, Inc. 2020 Employee Stock Purchase Plan.

10.5+†	Metacrine, Inc. Non-Employee Director Compensation Policy.

10.6+#	Metacrine, Inc. Severance Benefit Plan

10.7#	Lease Agreement, dated June 16, 2017, by and between the Registrant and ARE-SD Region No. 30 LLC.

10.8+	Employment Agreement by and between the Registrant and Preston Klassen.

10.9+	Employment Agreement by and between Registrant and Ken Song.

10.10+	Separation and Consulting Agreement by and between the Registrant and Ken Song.

10.11+	Offer Letter by and between the Registrant and Patricia Millican.

10.12+	Offer Letter by and between the Registrant and Hubert Chen.

10.13*#	Amended and Restated Exclusive FXR License Agreement, dated November 10, 2016, by and between the Registrant and The Salk Institute for Biological Studies.

10.14#	First Amendment to License Agreement ID 2017-0184, dated February 4, 2017, by and between the Registrant and The Salk Institute for Biological Studies.

10.15*+#	Second Amendment to Amended and Restated Exclusive FXR License Agreement, dated July 25, 2018, by and between the Registrant and The Salk Institute for Biological Studies.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

10.16*#	Loan and Security Agreement, dated August 27, 2019, by and between the Registrant and K2 HealthVentures LLC and any other lender from time to time party thereto, K2 HealthVentures LLC as administrative agent, and Ankura Trust Company, LLC as collateral agent, as amended.

23.1†	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page hereto.

#	Previously filed.
†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*	Certain portions of this exhibit (indicated by “[***]”) have been omitted as we have determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to us if publicly disclosed.

(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the                day of                    , 2020.

METACRINE, INC.

By:
Preston Klassen, M.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Preston Klassen, M.D., and Patricia Millican, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Preston Klassen, M.D.	President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	, 2020

Patricia Millican	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2020

Richard Heyman, Ph.D.	Chairman of the Board of Directors	, 2020

Robert Adelman, M.D.	Member of the Board of Directors	, 2020

Kristina Burow	Member of the Board of Directors	, 2020

Ronald Evans, Ph.D.	Member of the Board of Directors	, 2020

SIGNATURE	TITLE	DATE

Carol Gallagher, Pharm.D.	Member of the Board of Directors	, 2020

Andrew Guggenhime	Member of the Board of Directors	, 2020

Amir Nashat, Ph.D.	Member of the Board of Directors	, 2020

John McHutchison, M.D.	Member of the Board of Directors	, 2020